Form 20-F
period 2007-01-31
BRAZAURO RESOURCES CORP
filed 2007-05-25
CIK 908177

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

Commission file number: 0-21968

BRAZAURO RESOURCES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

British Columbia (State or Other Jurisdiction of Incorporation or Organization)	76-0195574 (I.R.S. Employer Identification No.)

16360 Park Ten Place, Suite 217

Houston, TX 77084

(Address of Principal Executive Offices, including Zip Code)

(281) 579-3400

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class None	Name of Exchange on Which Registered None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

COMMON STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as January 31, 2007:

53,259,288 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes	No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:	Item 17	Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	Yes	No

BRAZAURO RESOURCES CORPORATION

FORM 20-F

TABLE OF CONTENTS

Item	Page
Number	Number

PART II

PART III

Item 17.	Financial Statements	38
Item 18.	Financial Statements	38
Item 19.	Exhibits	38

Signatures	60

i

Item 1.	Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

Item 2.	Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

Item 3.	Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended January 31, 2003, 2004, 2005, 2006 and 2007 has been derived from the consolidated financial statements of Brazauro Resources Corporation (“the Company”) for the years indicated and is expressed in Canadian dollars. The selected consolidated financial information should be read in conjunction with the discussion in “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included in “Item 17. Financial Statements” herein. References in this Annual Report on Form 20-F to “Notes” are intended to refer to the Notes to the consolidated financial statements included herein.

In this Annual Report on Form 20-F all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

Since its formation, the Company’s activities have consisted primarily of acquiring interests in mineral properties, exploration of those properties and acquiring financing for such purposes. Consequently, the selected consolidated financial data may not indicate the Company’s future financial performance.

Selected Consolidated Financial Data

	Fiscal Year Ended January 31
	2007	2006	2005	2004	2003
	(000’s except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	795	907	-	-	3,142
Net loss for the year	(5,193)	(8,259)	(3,741)	(1,199)	(4,468)
Basic and diluted net loss per share	(0.10)	(0.17)	(0.10)	(0.06)	(0.27)
Working capital (deficit)	4,518	8,611	3,296	1,722	(63)
Total assets	11,330	13,498	6,482	2,819	96
Total liabilities	412	354	349	369	1,653
Net assets	10,918	13,144	6,133	2,450	(1,557)
Common share capital	53,729	53,433	41,536	35,820	30,878
Dividends per share	-	-	-	-	-
Weighted average shares outstanding	53,063	49,112	38,950	21,350	16,439

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“United States GAAP”). A discussion of differences between Canadian GAAP and United States GAAP is contained in Note 13 to the consolidated financial statements.

If the Company had followed United States GAAP, certain items in the consolidated financial statements would have been reported as follow:

Selected Consolidated Financial Data (United States GAAP)

	Fiscal Year Ended January 31
	2007	2006	2005	2004	2003
	(000’s except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	31	109	-	-	1,247
Net loss for the year	(6,174)	(9,289)	(5,290)	(1,373)	(2,771)
Basic and diluted net loss per common share	(0.12)	(0.19)	(0.14)	(0.06)	(0.17)
Working capital (deficit)	4,518	8,611	3,296	1,722	(63)
Total assets	7,598	10,747	4,759	2,645	96
Total liabilities	412	354	349	369	1,653
Net assets	7,186	10,393	4,410	2,276	(1,557)
Common share capital	53,729	53,433	41,536	35,820	30,878
Dividends per share	-	-	-	-	-
Weighted average common shares outstanding	53,063	49,112	38,950	21,350	16,439

Exchange Rates

On April 16, 2007, the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was $1.00 (Canadian) = U.S. $0.8843. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for $1.00 (Canadian). Such rates are set forth as U.S. dollars per Canadian $1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2006	2005	2004	2003	2002
Last Day	0.8582	0.8579	0.8310	0.7539	0.6542
Average (1)	0.8844	0.8276	0.7745	0.7289	0.6386
High	0.9100	0.8690	0.8493	0.7880	0.6619
Low	0.8528	0.7872	0.7177	0.6530	0.6200

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	October, 2006	November, 2006	December, 2006	January, 2007	February, 2007	March, 2007
High	0.8965	0.8869	0.8760	0.8586	0.8631	0.8673
Low	0.8784	0.8715	0.8582	0.8457	0.8437	0.8467

B. Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C. Reason for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

D. Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those investors who can bear the risk of the entire loss of their investment should participate, and an investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company’s common shares. Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds. At this point, all of the Company’s exploration prospects and property interests (collectively the “Properties”) are gold prospects in Brazil, and the Company has no income from operations. While the Company has sufficient funds to complete the exploration phase currently underway, additional funds will likely be necessary in order for the Company to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects. Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

As of April 20, 2007, the Company had sufficient cash to fund general and administrative expenses and to complete planned exploration and property payments during fiscal 2008. As discussed above, the Company will likely be required to raise additional capital for additional exploration activity on its existing properties and acquisition of new exploration prospects subsequent to fiscal 2008. There can be no assurance that additional funds can be raised. See “Item 5. Operating and Financial Review and Prospects”.

Limited Exploration Prospects. The Company’s existing properties are all gold prospects in Brazil. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets. The Company’s operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company’s projects is heavily dependent upon the market price of gold. Additionally, the Company’s projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties. The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Environmental Laws. The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located. Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations. However, at this time, the Company is exploring its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its Properties will prove to be commercially feasible.

Exploration and Development Risks. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company’s properties have a known body of commercial ore. The grade of any ore ultimately mined may differ from that indicated by drilling results. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area. Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

Potential Dilution to Existing Shareholders. The Company will require additional financing in order to complete full exploration of its mineral properties. The Company anticipates that it will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

Limited Market for Common Shares. The liquidity of the common shares of the Company, or ability of the shareholder to buy or sell the Company’s common stock, may be significantly limited for various unforeseeable periods. The average daily volume of the Company’s shares traded on the TSX Venture Exchange during fiscal 2007 was approximately 56,000 shares. The market price of the Company’s shares has historically fluctuated in a large range, as disclosed in “Item 9 - The Offer and Listing”. The price of the Company’s common shares may be affected by many factors, including adverse change in the Company’s business, a decline in gold price and general economic trends.

Insurance Coverage. Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets. The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks. Occurrence of events for which we are not insured could have a material adverse effect on the Company’s financial position or results of operations.

Key Executives. The Company is dependent on the services of key executives, including its Chairman, Mark E. Jones, III and its Director and retired President, Leendert G. Krol. Each of the above individuals has many years of background in the mining industry. The Company may not be able to replace that experience and knowledge with other individuals.

Fluctuations in Foreign Currency Exchange Rates. The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars. As a result, the Company’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Enforcement of Judgments against the Company. The Company is incorporated in the Province of British Columbia, Canada. Certain of our directors and officers live in Canada, and many of the Company’s assets are located in Brazil and Canada. As a result, it may be difficult for investors to effect service of legal process within the United States upon directors and officers who are not United States residents. Also, there is uncertainty as to the enforceability in Canada, in original actions or for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

Item 4.	Information on the Company

A. History and Development of the Company

The Company was incorporated under the Company Act (British Columbia) on March 12, 1986 under the name Texas Star Resources Corporation. The Company became a public company in January 1988 when it undertook an initial public offering of its Common Stock in British Columbia, Canada and became listed on the Vancouver Stock Exchange, a predecessor to the TSX Venture Exchange. The Company’s name was amended to Star Resources Corp. in October 1996 and was further amended to Jaguar Resources Corporation in July 2003. In September 2004, the Company’s name was changed to Brazauro Resources Corporation.

The authorized capital of the Company consists of an unlimited amount of shares of common stock without par value (the “Common Stock”), of which 76,362,621 shares were issued and outstanding as of April 20, 2007. The Common Stock of the Company ranks equally as to dividends, voting rights and participation in assets and is traded under the symbol “BZO” on the TSX Venture Exchange.

The Company’s principal office is located at 16360 Park Ten Place, Suite 217, Houston Texas, U.S.A. 77094, and its phone number is (281) 579-3400. The Company’s website may be found at www.brazauroresources.com.

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. From inception and prior to 1988 the Company had limited business activities and through 1993 explored and abandoned several mineral properties. During fiscal 1993, the Company elected to pursue prospects with the potential for commercial diamond production.

The Company completed three acquisitions in fiscal 1993 consistent with its focus on diamond exploration prospects in the United States. During fiscal 1995 through 2003, the Company completed additional acquisitions in the United States and directly managed and funded exploration efforts on certain properties. In fiscal 2003 the Company decided to cease exploration efforts in Arkansas due to disappointing exploration results, and began to pursue mineral exploration prospects, particularly gold prospects in South America.

From fiscal 2003 through the present, the Company has concentrated its efforts on gold prospects in Brazil and currently holds interests in properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

Principal Capital Expenditures During Three Most Recent Fiscal Years

During fiscal 2005 the Company capitalized expenditures to mineral properties and deferred expenditures totaling approximately $2,100,000. These expenditures consisted of acquisition costs of approximately $550,000 and exploration costs of $1,550,000, primarily related to the Company’s Tocantinzinho Properties in the Tapajós Gold District of Brazil, which are described in more detail in “D. Property” below. During fiscal 2005, the Company also conducted exploration on its Mamoal Property and acquired the Batalha Property, both located in the Tapajós Gold District of Brazil.

During fiscal 2006, the Company conducted further exploration activities on the Tocantinzinho and Mamoal Properties. Acquisition and exploration costs of approximately $750,000 and $1,830,000, respectively, were capitalized related to the activities on the Company’s Tocantinzinho, Mamoal and Batalha Properties. Based upon the exploration results at the Mamoal Property, the Company determined that it was likely further exploration activities would not be conducted at the project. Accordingly, the net capitalized costs related to the Mamoal Property totaling approximately $910,000 were written off during the fourth quarter of fiscal 2006, and the property was abandoned.

In fiscal 2007, the Company acquired three additional properties in the Tapajós Gold District of Brazil, the Circulo, the Crepori and the Sucuri Properties. Significant exploration activities were conducted at the Company’s Tocantinzinho and Sucuri Properties during fiscal 2007, resulting in the capitalization of acquisition and exploration costs of approximately $930,000 and $1,740,000, respectively. Based on the exploration results to date on the Sucuri Property, the Company has ceased exploration on the project in fiscal 2008 but intends to retain the property at this time. Accordingly, the capitalized exploration costs totaling approximately $710,000 were written off in fiscal 2007. Additionally, the Company conducted limited exploration activities on the Batalha Property in fiscal 2007 prior to abandoning the project and writing off the capitalized costs totaling approximately $70,000.

In February 2007, the Company completed the acquisition of certain mineral rights to the Tocantinzinho Property via the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and the payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties upon payment of $850,000 (U.S.) and two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

B. Business Overview

Brazauro Resources Corporation is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company holds interests in properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s mission is to discover and outline significant gold mineralization at its projects to bring on a major mining partner for development of its Properties. Upon acquisition of an exploration property, the Company typically performs geologic evaluation and exploration efforts to determine if the project warrants further work including, but not limited to geologic mapping and sampling, geophysical surveys, and drilling. The Company will continue to pursue mineral exploration prospects, focusing on the Tapajós and on a worldwide basis as opportunities arise, subject to adequate acquisition and exploration funding.

The Tapajós Gold District has a rich history of alluvial gold production. During the 1970’s and 1980’s, the Tapajós area annually produced approximately 30% to 40% of Brazil’s total gold output. Geologically, the Tapajós region is situated within the gold-productive, Archaean to Middle Proterozoic-aged Brazilian Shield that extends from Brazil through Guyana and into Venezuela. In the immediate area of the Company’s projects, granitic basement rocks are intruded by subvolcanic andesitic and rhyolitic bodies, all of lower Proterozoic age. The widespread alluvial gold deposits point to the area’s strong bedrock exploration potential.

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral (“DNPM”). The Company’s holds exploration licenses granted by the DNPM for the Tocantinzinho and Sucuri Properties and has applied for licenses to the DNPM for the Circulo and Crepori Properties.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

C.	Organizational Structure

As of January 31, 2007, the Company had two wholly-owned subsidiaries; Brazauro Holdings (Brazil) Ltd., a British Columbia corporation (“Brazauro Holdings”), and Star U.S. Inc., a Delaware corporation (“Star”). Star in turn owns 100% of the stock of three corporations, Diamond Exploration, Inc. and Continental Diamonds, Inc., both of which are Arkansas corporations (“DEI” and “CDI”, respectively), and Diamond Operations, Inc., a Delaware corporation (“DOI”). The Company and Brazauro Holdings own 98% and 2%, respectively, of Jaguar Resources do Brasil Ltda., a Brazilian corporation. All references to the Company herein include its subsidiaries unless otherwise noted. The Company’s Consolidated Financial Statements referred to herein also include its subsidiaries. The Company’s fiscal year ends January 31.

D. Properties

Currently, all of the Company’s Properties are located in the Tapajós Gold District of Brazil’s northerly Pará State. The general location of the Company’s Brazilian Properties is shown on the map provided below. The map is followed by a description of the Company’s rights and interests in each of the Properties.

(This portion of the page is intentionally left blank.)

Tocantinzinho Properties

In August 2003 the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”). The option agreement entitles the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of US$465,000 and the staged issuance of 2,600,000 shares of the Company.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period. The optionors are entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce in respect of the applications for exploration licenses subject to the option agreement.

In fiscal 2006 the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area.

During fiscal year 2006, the Company became aware that third parties also had applied for exploration licenses to certain areas of the Tocantinzinho Properties, including large parts of the Extension Area on which a significant percentage of the mineralized zone discovered by the Company lay. In response, the Company undertook an extensive review of its title position. As a result of this review it became apparent that the application for an exploration license in respect of the Extension Area that the Company could earn under the Option Agreement did not have priority and that two third parties had claims to mineral rights over the Extension Area predating those subject to the Option Agreement. In fiscal 2007, the Company entered into agreements with the two third parties whereby the Company would acquire their interests in the area of the Tocantinzinho Properties (“the Extension Area Agreements”) in exchange for 13,150,000 shares of the Company and payments totaling $3,000,000 (U.S.) over three years. During fiscal 2007, the Company made an initial payment of $150,000 (U.S.).

In December 2006, the Company was informed by the DNPM that the application to which one of the Extension Area Agreements relates had been confirmed as having the paramount title. During February 2007, the Company completed the transactions by the issuance of 13,150,000 common shares of the Company and payments totaling $900,000 (U.S.). To complete its obligations under the Extension Area Agreements the Company must pay two future payments of $1,000,000 (U.S.) each due in February 2008 and 2009.

Under a separate option agreement, the Company holds exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company has agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005.

The Company completed a diamond drill program consisting of twenty holes (4,693 meters) at the Tocantinzinho Properties during fiscal 2005 in which 19 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole (3,759 meters) drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007, the Company completed a diamond drilling campaign, consisting of twelve core holes for a total of 3,022 meters, at the Tocantinzinho Properties. Drill results to date indicate an extended strike length of mineralization of greater than 650 meters and a width of up to 150 meters. Mineralization is open-ended to the South East and is still open at depth of a vertical 300 meters. The drilling results confirm the earlier reported intercepts of continuous lower grade mineralization with several zones of high grade from 26.82 to 374.40 grams of gold per ton over widths of 2.5 to 0.85 meters. In December 2006, the Company received a Canadian National Instrument 43-101 compliant estimate of the gold resource at the Tocantinzinho Properties.

Crepori Property

In July 2006 the Company entered into an option agreement under which it may acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company has an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian reals) over three years. The Company may terminate the option agreement at any time without further obligation.

Circulo Property

In the third quarter of fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba.

Sucuri Property

In July 2006 the Company entered into an option agreement under which it may acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company has an option to earn 100% of the Sucuri Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The Company may terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement. In addition to the optioned property, the Company has applied for an exploration license with the DNPM on an additional 4,861 hectares immediately south of the optioned property.

The Company has reviewed its exploration results related to the Sucuri property and has determined that exploration activities will be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 were written off in fiscal 2007. The Company will evaluate the viability of future exploration efforts at the Sucuri property during fiscal 2008.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

For the Years Ended January 31, 2007, 2006 and 2005

The following discussion should be read in conjunction with the information contained in the consolidated financial statements and notes thereto included in “Item 17. Financial Statements.”

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company has been focusing on its Properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s current Properties are in the exploration stage and have not been proven to be commercially developable to date. The Company’s existing Properties are gold prospects in Brazil which were acquired during fiscal years 2004 through 2007. The Company capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management’s estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Company’s mineral properties and deferred expenditures increased to $6,368,126 at January 31, 2007 from $4,492,503 at January 31, 2006 as a result of acquisition costs totaling $926,402 and exploration costs totaling $1,744,921 related to the activities on the Company’s Brazilian Properties, less the write-off of all of the capitalized costs related to the Batalha Property and the write-off of the exploration costs related to the Sucuri Property. As of January 31, 2007, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled approximately $6,310,000. The capitalized costs related to the Company’s remaining three properties, the Circulo, Crepori and Sucuri Properties, totaled approximately $60,000 as of January 31, 2007.

Based on the results of exploration activities conducted during fiscal 2006 and 2007, the Company decided to terminate the Batalha lease and the capitalized costs totaling approximately $70,000 were written off in fiscal 2007. The Company has reviewed its exploration results related to the Sucuri property and has determined that exploration activities will be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling approximately $710,000 were written off in fiscal 2007. The Company will evaluate the viability of future exploration efforts at the Sucuri property during fiscal 2008.

The net increase during fiscal 2006 in mineral properties and deferred expenditures of $1,674,757 represented the total of acquisition costs of $753,897 and exploration costs of $1,827,395 related to the activities on the Company’s Brazilian Properties less a writeoff of $906,535 related to the Mamoal Property. As a result of the Company’s review of the exploration results from the Mamoal Property, the decision was made to abandon the property and all capitalized costs as of January 31, 2006 were written off.

The Company completed a diamond drill program consisting of twenty holes (4,693 meters) at the Tocantinzinho Properties during fiscal 2005 in which 19 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole (3,759 meters) drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007, the Company completed a diamond drilling campaign, consisting of twelve core holes for a total of 3,022 meters, at the Tocantinzinho Properties. Drill results to date indicate an extended strike length of mineralization of greater than 650 meters and a width of up to 150 meters. Mineralization is open-ended to the South East and is still open at depth of a vertical 300 meters. The drilling results confirm the earlier reported intercepts of continuous lower grade mineralization with several zones of high grade from 26.82 to 374.40 grams of gold per ton over widths of 2.5 to 0.85 meters.

In December 2006, the Company received a Canadian National Instrument 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties. The Company commenced a twelve hole drilling campaign at the Tocantinzinho Properties in the first quarter of fiscal 2008.

The Company has not received any revenues from mining operations since inception. During the years ended January 31, 2007, 2006 and 2005 the Company’s revenues were comprised primarily of interest income on proceeds received from prior financings.

General and administrative expenses totaled approximately $4,759,000 during fiscal 2007 as compared to approximately $7,048,000 during fiscal 2006, representing a decrease of approximately $2,289,000 or 32%. The decrease in general and administrative expenses from fiscal 2006 as compared to fiscal 2007 is primarily related to the decrease in stock compensation expense. Included in general and administrative expenses during fiscal 2007 and 2006 were approximately $2,700,000 and $4,482,000, respectively, of stock compensation expense recorded using the fair value method. The Company’s common stock options vest over a period of 18 months, with 25% of the fair value of the common stock options vested upon the date of issuance and 12.5% of the value of the common stock options vesting each quarter thereafter. In fiscal 2006, the Company issued 4,100,000 common stock options as compared to the 250,000 common stock options issued in fiscal 2007. Additionally, most options issued in fiscal 2005 became fully vested in fiscal 2006, further reducing the stock compensation expense recorded in fiscal 2007.

General and administrative expenses increased by approximately $3,301,000 or 88%, from approximately $3,747,000 in fiscal 2005 to approximately $7,048,000 in fiscal 2006. Included in general and administrative expenses for fiscal 2006 and 2005 was approximately $4,482,000 and $2,123,000, respectively, of stock compensation expense recorded using the fair value method, which was an increase of approximately $2,359,000 from fiscal 2005 to fiscal 2006. The remaining increase in general and administrative expenses of approximately $942,000 was primarily related to the increased activities surrounding the exploration program underway in Brazil during fiscal 2006. After excluding the effect of the stock compensation expense recorded in fiscal 2006 and 2005, in comparison to fiscal 2005, salaries in fiscal 2006 increased by approximately $424,000 as additional personnel were added in Brazil, a vice president of exploration was hired, and bonuses totaling approximately $270,000 were awarded to certain directors. Consulting and professional fees related to the additional activity in the Brazilian exploration program increased by approximately $302,000 during fiscal 2006 as compared to fiscal 2005.

The Company anticipates that general and administrative expenses during fiscal 2008 will increase from the level experienced in fiscal 2007 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company’s business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows except for the capitalization of mineral properties and deferred expenditures as discussed in Note 13 to Notes to Consolidated Financial Statements.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

B. Financial Condition; Liquidity and Capital Resources.

As of January 31, 2007, the Company had working capital of $4,517,581 as compared to working capital of $8,610,778 at January 31, 2006. At January 31, 2007, the Company had current assets of $4,929,151, including $4,846,358 in cash and $82,793 in other current assets compared to total current liabilities of $411,570.

In September, 2002, the Company completed a private placement of 2,819,774 units at a price of $0.20 per unit, each unit consisting of one common share and one share purchase warrant with an exercise price of $0.25 per unit. The share purchase warrants had an expiration date of September 18, 2004. The Company received a total of $563,955 during fiscal 2003 representing subscriptions for the private placement. During fiscal year 2005, all 2,819,774 common share warrants were exercised, and the Company received total exercise proceeds of $704,943.

In November 2004, the Company completed a private placement of 2,112,500 common shares of the Company at a price of $0.85 per share and received proceeds totaling $1,795,625. In consideration for assistance with the private placement, the Company paid finders’ fees of $96,950 in cash and issued 113,000 share purchase warrants entitling the finders to purchase 113,000 common shares of the Company at $1.05 per share until November 2, 2005. In fiscal 2006, the holders of the share purchase warrants elected to exercise all 113,000 warrants and the Company received proceeds of approximately $118,650.

In December 2004, the Company completed a private placement of 2,150,000 common shares of the Company at a price of $1.00 per share and received proceeds of $2,150,000.

During August 2005 the Company closed a private placement of 5,000,000 units at $1.90 per unit for gross proceeds of $9,500,000. The Company paid a brokerage commission on the placement of $475,000. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $3.80 for a period of one year. If the shares of the Company traded at $4.80 or higher on each trading day during a thirty day period, the exercise period of the warrants would accelerate and holders would have a period of 30 days thereafter to exercise their warrants, failing which they would expire. All of the 2,500,000 warrants expired unused in August 2006.

During March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,327,999. The Company paid a brokerage commission on the placement of $375,511. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at $1.60 for one year.

During fiscal 2007, 2006 and 2005 the Company received cash proceeds of $46,900, $1,287,142, and $477,577 representing the exercise of 127,643, 2,748,929, and 1,638,571 stock options, respectively, by officers, directors, employees and consultants at exercise prices from $0.10 to $1.30.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho, Sucuri, Crepori and Circulo Properties in Brazil constitute the Company’s current mineral holdings. While the Company believes its has sufficient working capital as of the date to meet its commitments during fiscal 2008, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects. The Company may seek additional equity financing during fiscal 2008, including the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company’s business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

C. Research and Development, Patents and Licenses

The Company is a mineral exploration company with no producing properties, so the information required by this item is not applicable.

D. Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its Properties.

E. Off-Balance Sheet Arrangements.

As of April 30, 2007, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations

As of January 31, 2007, the Company had no outstanding long-term debt, capital leases or other purchase obligations. The Company’s operating lease obligations as of January 31, 2007 are as follows (in U.S. dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations -Mineral Properties	$ 3,245,000	$ 1,166,000	$ 2,079,000	$ -	$ -

Additionally, the Company has lease payments required to maintain its current interests in its mineral properties. While these payments are not fixed obligations since the Company can abandon the mineral properties at any time without penalty or further payments, these payments are required in order to maintain the Company’s interests. The timing of all such payments is as follows (all amounts are in U.S. dollars): $1,208,000 and 700,000 common shares of the Company for the year ended January 31, 2008, and $733,000 for the two years ended January 31, 2009 and 2010.

G. Safe Harbor

Certain statements in this Form 20-F under “Item 3. Risk Factors”, “Item 4. Properties”, “Item 5. Operating and Financial Review and Prospects”, and “Item 8. Financial Information” and other factors may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success of the Company’s exploration and development operations on its Properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional properties; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue the Company’s projects; and other factors referenced in this Form 20-F. The use in this Form 20-F of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of its exploration Properties.

Item 6. Directors, Senior Management and Employees

The directors and executive officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Position with Registrant	Served As a Director and/ or Officer Since
D. Harry W. Dobson	59	Director	May 27, 2005
Patrick L. Glazier	49	Director	July 8, 1998
Brian C. Irwin	67	Director	October 3, 1995
Mark E. Jones, III	67	Director, Chairman & CEO	March 12, 1986
Leendert G. Krol	67	Director	March 6, 2003
Daniel B. Leonard	70	Director	October 20, 1999
Dr. Roger Howard Mitchell	65	Director	June 14, 1993
Dr. Roger David Morton	71	Director	June 14, 1993
Stephen Zahony	65	Vice President - Exploration	April 1, 2005 (1)
(1) Mr. Zahony resigned effective April 30, 2007.

D. Harry W. Dobson. Mr. Dobson has served as the Chairman of Kirkland Lake Gold Inc. for the past five years. Mr. Dobson also serves as a Director of Mountain Province Diamonds, Inc, Belvedere Resources Ltd., Navan Capital Corp., Western Uranium Corporation and Suroco Energy Inc.

Patrick L. Glazier. Mr. Glazier has served as the President of East Fraser Fiber Co. Ltd. based in Prince George, British Columbia for the past five years.

Brian C. Irwin. For the past five years, Mr. Irwin’s principal occupation was been the practice of law as a partner of DuMoulin Black in Vancouver, British Columbia, until his retirement in June 2005. Mr. Irwin serves as a Director of Callinan Mines Ltd., Carlin Gold Corporation, Constantine Metal Resources Ltd., and Goldbelt Resources Ltd.

Mark E. Jones, III. Mr. Jones has served as Chairman of the Company from 1986 to the present. In his capacity as Chairman of the Board of Directors, Mr. Jones is the chief executive officer and chief financial officer of the Company. Additionally, Mr. Jones served as the President of the Company from 1986 to June 1990, from July 2001 to March 2003, and from May 2005 until the present. Mr. Jones has served as a Director of Crown Resources Corporation (“Crown”) from 1987 to 2006, when Crown was sold to Kinross Gold Corp. Mr. Jones is also a director of Solitario Resources Corporation, where he has served since 1992 and is currently Vice-Chairman of the Board of Directors.

Leendert G. Krol. Until his retirement in April 2001, Mr. Krol had spent 13 years with Newmont Mining Corporation including the last 10 years, successively, as Director of Foreign Operation, Vice President Exploration and Vice President International Exploration. Mr. Krol served as the Company’s president from March 2003 until May 2005. Mr. Krol also serves as a Director of Romarco Minerals Inc.

Dan Leonard. Mr. Leonard served as Senior Vice President of INVESCO for twenty-four years until his retirement in January 1999. Mr. Leonard also serves as a Director of Solitario Resources Corporation.

Dr. Roger Howard Mitchell. For the past five years, Dr. Mitchell has served as a Professor of Geology at Lakehead University, Thunder Bay, Ontario. Dr. Mitchell received his B.Sc. from the University of Manchester, 1964; M.Sc. from Manchester, 1966; Ph.D from McMaster University, 1969; and a D.Sc in 1978 from the University of Manchester. He was elected a Fellow of the Royal Society of Canada in 1994.

Dr. Roger David Morton. For the past five years, Dr. Morton has been Professor Emeritus in Geology with the Department of Earth and Atmospheric Sciences at the University of Alberta. He also serves as Chairman of the Board for Mindoro Resources Inc., and is President of Muskox Minerals Corp. He is a member of the Board of Directors of Uruguay Mineral Resources and Black Swan Resources. Dr. Morton obtained his B.Sc. (Hons. 1st class) in Geology and his Ph.D. in Geology from the University of Nottingham, England.

Mr. Stephen G. Zahony. Prior to his employment with the Company, Mr. Zahony worked as a self-employed consultant. Mr. Zahony served as Chief Geologist for Saudi Arabian Mining Co. from March, 2000 to April, 2002. Mr. Zahony has a M.A. degree from Dartmouth College and has forty years of exploration and mining experience with a number of major and junior mining and exploration companies.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

B. Compensation

Officers

The Company has no long-term incentive plans. However stock options are awarded from time-to-time at the discretion of the Board of Directors and the Compensation Committee. The following tables set forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years, including information regarding stock option awards made under the Company’s Stock Option Plan.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards	Awards	Payouts
Name and Principal Position	Fiscal Year	Salary US ($)	Bonus US ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All other Compensa- tion (3) US ($)
Mark E. Jones, III Chairman	2007 2006 2005	120,000 120,000 120,000	6,000 106,000 8,000	- - -	- 655,490 1,114,434	- - -	- - -	7,800 7,800 7,800
Leendert G. Krol President (1)	2007 2006 2005	60,000 88,000 120,000	6,000 106,000 10,000	- - -	- 624,215 857,829	- - -	- - -	- - -
Stephen G. Zahony Vice President (2)	2007 2006	120,000 85,333	4,000 4,000	- -	250,000 656,373	- -	- -	- -

(1) Mr. Krol began serving as the Company’s President in March 2003 and retired in May 2005.

(2) Mr. Zahony began serving as the Company’s Vice President - Exploration in May 2005 and resigned in April 2007. In April 2005, the Company entered into an employment agreement with Mr. Zahony with a one year term and annual compensation of US$120,000. The contract was renewed in April 2006.

(3) Car allowance.

Long Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the officers during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company’s stock option plan or otherwise during the most recently completed financial year to each of the officers.

Option Grants During the Most Recently Completed Fiscal Year

Individual Grants (1)
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	(2) Exercise or Base Price ($/Security)	Expiration Date
Mark E. Jones, III	Nil	Nil	Nil	N/A
Leendert G. Krol	Nil	Nil	Nil	N/A
Stephen G. Zahony	250,000	100%	1.36	April 1, 2011

(1) The options are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter).

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Corporation on the TSX Venture Exchange (“the Exchange”) at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officer of the Corporation, and as of January 31, 2007, the number of unexercised options held by the Named Executive Officers, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Mark E. Jones, III	Nil	Nil	1,500,000 - Exercisable Nil – Unexercisable	Nil - Exercisable Nil – Unexercisable
Leendert G. Krol	Nil	Nil	1,500,000 - Exercisable Nil – Unexercisable	5,566 - Exercisable Nil – Unexercisable
Stephen G. Zahony	Nil	Nil	656,250 - Exercisable 93,750 – Unexercisable	Nil - Exercisable Nil – Unexercisable

Directors

Beginning July 1, 2005, the Company and Mr. Irwin entered into a consulting agreement with a term of one year and a monthly fee of $5,000. During fiscal 2007, in addition to the cash bonuses disclosed above for Mr. Jones and Mr. Krol, Mr. Irwin received a bonus of $9,623. The Company maintains no pension, profit sharing, retirement or other plan providing benefits to its officers and directors.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors during the most recently completed fiscal year or subsequently, up to and including the date of this Annual Report other than the payments disclosed above.

C. Board Practices

All directors are elected annually by the shareholders and hold office until the next Annual Meeting of Shareholders. There are no directors’ service contracts with the Company that provide for benefits for the directors upon termination of service.

Messrs. Leonard, Mitchell and Morton are members of the Company’s Audit Committee, all of whom are “independent directors” under the rules of the Securities Exchange Act of 1934, as amended. Mr. Leonard serves as the Audit Committee’s financial expert.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•	Review and appraise the performance of the Company’s external auditors.
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Messrs. Jones, Mitchell and Morton are members of the Company’s Environmental Committee, and Messrs. Morton and Jones serve as members of the Company’s Compensation Committee. The Compensation Committee has responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

D. Employees

The Company’s principal office is located in Houston, TX. The Company also maintains administrative offices in Belem, Brazil and field offices in Itaituba, Brazil. The Company had 24 full-time employees at January 31, 2007; however, the Company retains consultants, independent contractors and part-time employees on an as-needed basis in connection with its exploration and development activities. Three of the Company’s full-time employees were based in the United States and the remaining employees were based in Belem and Itaituba, Brazil.

Beginning in fiscal 2006, the Company’s exploration manager in Brazil provided services to a subsidiary of the Company under a consulting contract with a term of one year for total compensation of approximately $120,000 (U.S.) per year. Additionally, in fiscal 2006 the Company granted the exploration manager options with a term of five years to purchase 100,000 and 300,000 common shares at exercise prices of $1.15 and $2.00, respectively. In the first quarter of fiscal 2008, the exercise price of the 400,000 options to purchase common shares was amended to $0.86.

E. Share Ownership

The following table sets forth, as of April 20, 2007, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Number of Shares	Percent of Class
D. Harry W. Dobson	600,000 (1)	*
Patrick L. Glazier (2)	1,965,547 (1)	2.6%
Brian C. Irwin	500,000 (1)	*
Mark E. Jones, III	2,923,752 (1)	3.8%
Leendert G. Krol	1,500,000 (1)	1.9%
Daniel B. Leonard	1,479,124 (1)	1.9%
Dr. Roger Howard Mitchell	405,494 (1)	*
Dr. Roger David Morton	405,428 (1)	*
Stephen G. Zahony	750,000 (1)	*
Officer and Directors of the Company as a group (9 persons)	10,529,345 (1)	12.7%

* Less than 1%.

(1) A director of the Company. Includes the following options to purchase common shares:

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
D. Harry W. Dobson	300,000 300,000	1.25 2.00	May 31, 2010 August 4, 2010
Patrick L. Glazier	33,484 120,995 141,875 55,000 61,000 187,646	0.40 0.92 1.02 1.10 1.30 2.00	October 21, 2008 June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Brian C. Irwin	17,283 228,844 47,000 50,500 156,373	0.92 1.02 1.10 1.30 2.00	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Mark E. Jones, III	51,765 657,245 135,500 155,100 500,390	0.92 1.02 1.10 1.30 2.00	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Leendert G. Krol	17,956 251,328 470,001 136,500 155,100 469,115	0.49 0.92 1.02 1.10 1.30 2.00	November 26, 2008 June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Daniel B. Leonard	54,252 191,875 47,000 50,500 156,373	0.92 1.02 1.10 1.30 2.00	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Dr. Roger Howard Mitchell	55,027 141,875 38,000 40,000 125,098	0.92 1.02 1.10 1.30 2.00	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Dr. Roger David Morton	31,652 166,250 37,000 40,000 125,098	0.92 1.02 1.10 1.30 2.00	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Stephen G. Zahony	343,627 156,373 250,000	1.30 2.00 1.36	April 1, 2010 July 21, 2010 April 1, 2011

(2) The beneficial owner has sole ownership, with the exception of a total of 275,376 shares, where ownership is shared.

Shares Subject to Options

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 10,000,000 options. The following table sets forth the Corporation’s compensation plans under which equity securities are authorized for issuance at the dates indicated.

Equity Compensation Plan Information as of January 31, 2007
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,077,000	$1.34	1,550,857
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	8,077,000	$1.34	1,550,857

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. The options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years. Options are issued at the discretion of the Board of Directors. As of April 20, 2007, included in the 8,077,000 common share options outstanding were the common stock options granted to directors and officers as disclosed in the second preceding table plus a total of 395,000 and 932,000 common stock options issued to employees and consultants, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of April 20, 2007, the number of Common Stock and the corresponding percentage ownership of each person who held of record, or was known by the Company to own beneficially, more than five percent of the Company’s Common Stock. Unless otherwise indicated, the Company believes the following persons have sole voting and investment power with respect to the number of shares set forth opposite their names.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Cede & Co. (1) P.O. Box 20, Bowling Green Station New York, New York 10274	25,863,538	33.9%
CDS & Co. (1) P. O. Box 1038, Station A, 25 The Esplanade Toronto, Ontario M5W 1G5	24,514,435	32.1%

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
BrazMin Corp. Craigmuir Chambers, P.O. Box 1038, Station A Road Town, Tortola	13,150,000	17.2%
Roytor & Co. Royal Bank Plaza North Tower 15th Floor, 200 Bay Street Toronto, Ontario	5,000,000	6.6%

(1) It is the understanding of the Company that all of these shares are held by the record shareholder in a nominal, fiduciary, trustee or similar capacity. The Company is unaware of the identities of the beneficial owners of these shares, with the exception of shares held by the Company’s officers or directors included in such share positions.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

The Company’s common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock. As of March 30, 2007, there were 95 holders of record of the Company’s Common Stock including 64 in the United States who collectively held 28,184,198 common shares, representing 37% of the total issued and outstanding shares of 75,662,621 common shares.

In February 2007 the Company and BrazMin Corp. entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company has the right to direct the voting of the shares issued to BrazMin Corp. except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company’s assets. Further, the Company has the right to find purchasers for the shares if BrazMin Corp. wishes to sell. The Voting Agreement will terminate on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by BrazMin Corp. and its affiliates represent in the aggregate less than 10% of the then outstanding shares.

B. Related Party Transactions

During fiscal 2007 and 2006, Mr. Irwin, a director, was paid consulting fees of $64,623 and $69,515 for advisory services to the Company.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Consolidated Financial Statements of the Company included as part of this Annual Report on Form 20-F are incorporated by reference in response to this Item 8. An index to the Consolidated Financial Statements is included in Item 17.

Legal or Arbitration Proceedings

Except as described in Note 9 of the Notes to the Company’s Consolidated Financial Statements, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject. The Company is involved from time to time in claims arising in the normal course of business.

Dividend Policy

The Company has never declared or paid cash dividends on its Common Stock. The Company presently intends to retain cash for the operation and development of its business and does not anticipate paying cash dividends in the foreseeable future. A future determination as to the payment of dividends will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company and such other factors as the Board of Directors of the Company deems relevant.

B. Significant Changes

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area of Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payments of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Stock is listed on the TSX Venture Exchange (“the TSX”) in British Columbia, Canada under the symbol “BZO” (“SRS” through September 17, 2003 and “JRS” through September 3, 2004). The Company’s Common Stock is not traded on an exchange or market in the United States.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced fiscal years were as follows:

	Price Range of Common Stock (1)
Fiscal Year Ended January 31,	High	Low
2007	1.64	0.60
2006	2.50	0.80
2005	1.80	0.35
2004	0.54	0.07
2003	0.85	0.07

(1) The Company’s stock traded under the symbol “SRS” through September 17, 2003 and under “JRS” from September 18, 2003 through September 3, 2004.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced quarterly periods were as follows:

	Price Range of Common Stock
	Fiscal Year Ended January 31
	2007		2006
Fiscal Quarter Ended	High	Low	High	Low
April 30	1.64	1.18	1.55	0.80
July 31	1.62	0.98	2.15	1.01
October 31	1.30	0.60	2.50	1.60
January 31	1.40	0.78	1.74	1.02

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced months were as follows:

	Price Range of Common Stock
Month Ended	High	Low
October 31, 2006	1.27	0.95
November 30, 2006	1.29	0.91
December 31, 2006	1.40	0.80
January 31, 2007	0.96	0.78
February 28, 2007	1.00	0.76
March 31, 2007	1.00	0.80

Trading in the Company’s common shares was halted at the Company’s request from January 27, 2006 to February 16, 2006 while the Company reviewed the status of the title to certain areas of the Tocantinzinho Properties.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C. Markets

The common shares of the Company trade on the TSX Venture Exchange under the symbol “BZO”.

Item 10. Additional Information

A. Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

B. Memorandum and Articles of Association

The Company was incorporated on March 12, 1986 and its Notice of Articles and Articles (“the Articles”) are registered with the British Columbia Registrar of Companies under Corporation No. 305977. A copy of the Articles is filed as an exhibit to this Form 20-F.

Objects and Purposes

The Company’s Articles do not specify objects or purposes.

Directors – Powers and Limitations

The Company’s Articles do not specify a maximum number of directors. Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time and hold office until the next annual shareholders meeting. There are no staggered directorships. There is no mandatory retirement age under the Company’s Articles. Directors’ borrowing powers are not generally restricted where the borrowing is in the Company’s best interests. Directors do not need to own any shares of the Company in order to qualify as directors.

Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is in any way directly or indirectly interested in a proposed contract or transaction with the Company, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a directors, shall declare the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction and if he should vote, his vote shall not be counted, but he may be counted in the quorum present at the meeting. Similarly, under the British Columbia Business Corporations Act (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors’ compensation is not a matter on which they must abstain.

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

The Company has one class of shares, common shares without par value of which an unlimited number are authorized and 76,362,621 are outstanding as of April 20, 2007. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up or liquidation.

Some of the significant provisions under British Columbia law and the Company’s Articles relating to the common shares are summarized as follows:

Capital increases and Other Changes

Authorized capital increases as well as other changes to the constituting documents require a directors’ resolution or an ordinary resolution.

Shares Fully Paid

All Company shares must, by applicable law, be issued as fully paid for cash, property or services.

Redemption

The Company has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to the Company which provide a right to any person to participate in offerings of the Company’s securities

No Limitation on Foreign Ownership

There are no limitations under the Company’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares.

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares.

Voting Rights

Each common share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes.

Shareholder Meetings

The Company’s Articles state that the Company will hold an annual shareholders’ meeting within 15 months of the preceding annual shareholders’ meeting, will provide to shareholders of record the notice required under the BCA, and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting. The Company must hold an annual shareholders meeting open to all shareholders to attend in person or by proxy.

Change in Control

There are no provisions in the Company’s Articles that would have an effect of delaying, deferring, or preventing a change in control of the Company.

Insider Share Ownership Reporting

The articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders. Insiders of the Company (generally officers, directors and holders of 10% of voting shares) are required under the Securities Act (British Columbia) to disclose trading in the Company’s securities within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to the Company and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters. All Of the Company’s shareholders regardless of residence have equal rights under this legislation.

C. Material Contracts

The following is a summary of the material contracts entered into by the Company for the two years ended April 30, 2007.

The letter agreement dated September 11, 2006 among the Company, BrazMin Corp. and EIMB pursuant to which the Company acquired RH 2004 and EIMB.

The Quota Purchase Agreement, dated February 5, 2007 among Sabino Orlando Conceição Loguercio, Luiz Antonio Gravata Galvão, Jaguar Resources do Brasil, Mineração Cachambix LTDA, and Brazauro Holdings (Brazil) Ltd., relating to the acquisition of certain mineral rights to the Extension Area, pursuant to which the Company’s subsidiary acquired Cachambix.

D. Exchange Controls

The Company is not aware of governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of the Company’s Common Stock. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) as modified by the provisions of the Canada-United States Income Tax Act (Canada) and as further modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see “Taxation” below).

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter and organizational documents of the Company on the right of nonresident or foreigner owners to hold and/or vote the shares of the Company.

The ICA applies when a “non-Canadian” individual or entity or controlled group of entities as defined in the ICA proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, and by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment in voting shares of a corporation is deemed to be an acquisition of control where more than 50% of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

An investment to acquire control of a Canadian business enterprise, the gross assets of which exceed certain thresholds, must be reviewed and approved under the ICA before implementation. An investment to acquire control of a Canadian business enterprise, the gross asset value of which falls below these threshold amounts, is one in respect of which notification must be given under the ICA although approval is not required prior to implementation of the investment. NAFTA Investors, (i.e.) investors who are nationals, other than Canadian, as defined in the North American Free Trade Agreement, are not considered for the purposes of the ICA to be “non-Canadian”.

E. Taxation

Dividends. Generally, dividends paid by a Canadian corporation to non-resident shareholders are, under the Income Tax Act (Canada) (the “ITA”), subject to a withholding tax of 25%. However, paragraph 2 of Article X of the Canada-United States Income Tax Convention (1980) (the “Treaty”) provides for the following maximum withholding tax rates:

a)	10% of the gross amount of the dividends if the beneficial owner of such dividends is a U.S. resident company which owns at least 10% of the voting stock of the corporation paying the dividends; and
b)	15% of the gross amount of the dividends in all other cases.

Subject to certain limitations and exceptions, U.S. resident shareholders of a Canadian corporation may be entitled to a credit for all or a portion of such withholding taxes in computing their U.S. federal and possibly their state income tax liability.

Dividends paid by a Canadian corporation to shareholders resident in Canada will not be subject to withholding tax. Any dividends received by a Canadian resident on shares of the Company will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received from a public company by an individual resident in Canada, the individual will be entitled to claim a federal dividend tax credit, equal to 18.97% of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the ITA but may be subject to refundable tax under Part IV of the ITA.

Disposition of Capital Property. If shares of a Canadian public corporation held by a non-resident shareholder constitute capital property to that shareholder, the disposition of such shares will not be subject to tax under the ITA unless the shares constitute “taxable Canadian property” to the vendor. Where a non-resident shareholder or persons with whom the non-resident shareholder does not deal at arm’s length have, at any time during the five year period immediately preceding the disposition, owned not less than 25% of the issued shares of any class of the capital stock of the public corporation, the shares so disposed of will constitute “taxable Canadian property”. Under the ITA, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any cost of disposition, exceeds (or is less than) the adjusted cost basis of such shares to that investor. Generally, one-half of any capital gain realized by an investor on a disposition or a deemed disposition of such a shares must be included in computing his Canadian income for that year as a taxable capital gain. One-half of any capital loss realized by an investor on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Any gains realized by a non-resident shareholder from the disposition of shares which are taxable Canadian property may be exempt from tax under the ITA by virtue of Article XIII of the Treaty if, at the time of the disposition of the subject shares, the value thereof was derived principally from something other than direct or indirect real property interests situated in Canada.

Under the ITA, the disposition of a share by an investor may occur or be deemed to occur in a number of circumstances including on a sale or gift of such share or upon the death of that investor.

The initial adjusted cost base of a share to an investor will be the cost to him of that share. Under the ITA, certain addition or reduction adjustments may be required to be made to the cost base of a share. The adjusted cost base of each common share of a corporation owned by an investor at any particular time will be the average adjusted cost base to him of all common shares of that corporation owned at that time.

Subject to certain limitations and exceptions, U.S. resident shareholders of a Canadian corporation may be entitled to a credit for all or a portion of any capital gain taxation in computing their U.S. federal and possibly their state income tax liability.

In general, the disposition by a shareholder resident in Canada of the capital stock in a Canadian corporation will be subject to Canadian income taxation in the same manner as rules described above relating to a disposition of share which constitutes taxable Canadian property.

Disposition of Non-Capital Property. If the shares of a Canadian public corporation held by a non-resident do not constitute capital property to that shareholder, any gains realized from the disposition thereof will be fully taxable under the ITA if their disposition arises in the course of a business carried on by the shareholder in Canada. Under the ITA, a shareholder will be deemed to carry on business in Canada in respect of particular shares if he offers them for sale in Canada through an agent, including the TSX Venture Exchange. Under the Treaty, any business profits derived by a U.S. resident shareholder of a Canadian public corporation from the disposition of the subject corporation’s shares will only be taxable in Canada to the extent that such profits are attributable to a permanent establishment of the shareholder in Canada.

The foregoing discussion is a summary of certain tax considerations which may be relevant to stockholders of the Company, but it is not intended as a substitute for personal tax planning and professional tax advice.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Stock.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Stock. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Stock.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Stock that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Stock other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Stock.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Stock other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Stock, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Stock. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Stock.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Stock

Distributions on Common Stock

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Stock will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Stock and, (b) thereafter, as gain from the sale or exchange of such Common Stock. (See “Disposition of Common Stock” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Stock that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Stock is readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended January 31, 2007, and expects that it will be a “passive foreign investment company” for the taxable year ending January 31, 2008. (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC for the taxable year ending January 31, 2008.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Stock in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Common Stock generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Stock

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Stock in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Common Stock sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Stock is held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Stock generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends received on the Common Stock generally will be treated as “foreign source” and generally will be categorized as “passive income”. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Stock generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Stock.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Stock by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Stock. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it was a PFIC for the taxable year ended January 31, 2007, and expects that it will be a PFIC for the taxable year ending January 31, 2008. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending January 31, 2008 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Stock will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Stock and (b) any excess distribution received on the Common Stock. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Stock, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Stock, and any excess distribution received on the Common Stock, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Stock. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Stock (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Stock will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Stock, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Stock were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Common Stock in which the Company is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Stock, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Stock were sold on the qualification date for an amount equal to the fair market value of the Common Stock on the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Stock. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Stock.

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) ”earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Stock to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Stock is marketable stock. The Common Stock generally will be “marketable stock” if the Common Stock is regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Stock is traded on such a qualified exchange or other market, the Common Stock generally will be “regularly traded” for any calendar year during which the Common Stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Stock cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Stock and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Stock.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Stock as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Stock. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Stock over (ii) the fair market value of such Common Stock as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Stock to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Stock, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Stock that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Stock is transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Stock as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Stock.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to in this Form 20-F can be viewed at the office of the Company, which is located at 16360 Park Ten Place, Suite 217, Houston, TX 77084. The Company is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

I. Subsidiary Information

This information is not required for reports filed in the United States.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Transaction Risk and Currency Risk Management

The Company is not exposed to market risk related to derivative financial instruments, other financial instruments and derivative financial instruments. At the present time the Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

Foreign Currency Exchange Rate Risk

The Company is engaged in mineral exploration in Brazil. The Company’s significant contracts related to its Brazilian activities are denominated in U.S. dollars. The Company’s equity financings are denominated in Canadian dollars. Changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows. See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations. Its liabilities are all denominated in Canadian dollars.

Interest Rate Risk and Equity Price Risk

The Company has been equity financed and does not have any debt that is subject to interest rate change risks.

Commodity Price Risk

While the value of the Company’s Properties is affected by the price of gold, the Company does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

Item 12. Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.

The term “disclosure controls and procedures” (defined in SEC rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods. The Company’s Chief Executive Officer, who also serves as the Company’s principal financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report, and he concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b) Internal control over financial reporting.

Internal control over financial reporting is defined as a process designed by, or under the supervision of our Chief Executive and Financial Officer, and effected by our Board of Directors, through our audit committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These include procedures that (i) pertain to maintenance in reasonable detail to accurately reflect our transactions and disposition of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

We are not required to report management’s assessment of the effectiveness of our internal controls over financial reporting, and we have not undertaken the kind of review of such controls that we would have been required to undertake if we were required to make such a report. However, we have noted certain deficiencies in our systems of internal control, from our limited reviews of such controls in connection with our review of disclosure controls and procedures above. These deficiencies include lack of segregation of duties, lack of adequate documentation of our system of internal controls, lack of formal accounting policy and procedures and related documentation, and lack of a formal budgeting process. We have not instituted new internal control processes related to these deficiencies, as has been characteristic of companies that have completed their review of internal controls and have had to report on the effect of such review. Accordingly, our internal control over financial reporting may be subject to control deficiencies as a result of the identified deficiencies reported herein as well as any that we have not identified.

(c) Changes in internal controls.

There were no changes in internal control over financial reporting that occurred during our fiscal quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. Daniel Leonard is a member of the audit committee of the Company who qualifies as an “audit committee financial expert” based on his education and experience. Mr. Leonard is independent, as that term is defined by the rules of the British Columbia Securities Commission and the Securities and Exchange Commission.

The Securities and Exchange Commission has indicated that the designation of Mr. Leonard as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B. Code of Ethics.

A formal code of ethics has not been adopted by the Company. The Board of Directors of the Company (“the Board”) views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks. In addition, the Board is responsible for succession planning and the integrity of the Company’s internal controls. The Board seeks to foster a culture of ethical conduct by striving to ensure that the Company conducts its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board encourages management to consult with legal and financial advisors to ensure that the Company is in compliance with legal and financial requirements; is aware of the Company’s continuous disclosure obligations and reviews prior to their distribution such material disclosure documents including, but not limited to, the interim and annual financial statements and Management’s Discussion and Analysis; relies on the Audit Committee to review and discuss the Company’s systems of financial controls with the external auditor; and actively monitors the Company’s compliance with the Board’s directives to ensure that all material transactions are reviewed and authorized by the Board before being undertaken by management.

Item 16C. Principal Accountant Fees and Services

At the annual and special meeting held on July 31, 2006, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2007 fiscal year. The chart below sets forth the total amount billed the Company by Morgan for services performed in the fiscal years 2007 and 2006, and breaks down these amounts by category of service.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2007	$50,887	$0	$1,242	$0
January 31, 2006	$22,170	$0	$900	$0

Audit Committee’s pre-approval policies and procedures

The Audit Committee makes recommendations concerning the engagement of public accountants, reviews the scope and results of the audit engagement, considers the range of audit and non-audit fees and reviews the adequacy of internal controls. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. In fiscal 2007, all fees paid to Morgan for audit and tax services were approved by the audit committee prior to the services being rendered.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 17.	Financial Statements

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with Unties States GAAP, except as disclosed in Note 13 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

The following is a list of and index to the Consolidated Financial Statements filed as part of this Registration Statement:

BRAZAURO RESOURCES CORPORATION

Index to Consolidated Financial Statements
Page
Auditors’ Report - Morgan & Company	40

Consolidated Financial Statements:

Consolidated Balance Sheets - January 31, 2007 and 2006	41
Consolidated Statements of Operations
for each of the years ended January 31, 2007, 2006 and 2005	42
Consolidated Statements of Shareholders’ Equity
for each of the years ended January 31, 2007, 2006 and 2005	43
Consolidated Statements of Cash Flows
for each of the years ended January 31, 2007, 2006 and 2005	44
Notes to Consolidated Financial Statements	45

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either not required under the related instructions, are not applicable, or the information required thereby is set forth in the Company’s Consolidated Financial Statements or the Notes thereto.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits Filed as Part of this Registration Statement.

See the Index to Exhibits following the Consolidated Financial Statements of the Company.

AUDITORS' REPORT

To the Shareholders of

Brazauro Resources Corporation

We have audited the consolidated balance sheets of Brazauro Resources Corporation as at January 31, 2007 and 2006, and the consolidated statements of operations, shareholders’ equity, and cash flows for the years ended January 31, 2007, 2006, and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006, and the results of its operations, shareholders’ equity, and cash flows for the years ended January 31, 2007, 2006, and 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 24, 2007	Chartered Accountants

Brazauro Resources Corporation
Consolidated Balance Sheets

	January 31, 2007	January 31, 2006
	(In Canadian Dollars)
Assets
Current assets:
Cash and cash equivalents	$ 4,846,358	$ 8,955,186
Accounts receivable	11,125	9,563
Prepaid expenses	13,418	-
Deferred stock issuance costs (Note 3)	58,250	-
Total current assets	4,929,151	8,964,749
Property and equipment:
Mineral properties and deferred
expenditures (Note 3)	6,368,126	4,492,503
Equipment	86,240	74,030
Accumulated depreciation	(60,413)	(39,534)
Total property and equipment, at cost	6,393,953	4,526,999

Other assets	6,957	6,747
Total assets	$ 11,330,061	$ 13,498,495

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$ 298,761	$ 234,732
Asset retirement obligations	112,809	119,239
Total current liabilities	411,570	353,971

Shareholders’ equity
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares - 53,259,288
(52,931,645 at January 31, 2006) (Note 4)	53,729,055	53,432,703
Contributed surplus	8,176,729	5,505,767
Deficit	(50,987,293)	(45,793,946)
Total shareholders’ equity	10,918,491	13,144,524
Total liabilities and shareholders’ equity	$ 11,330,061	$ 13,498,495

Approved by the Board of Directors.	Director: “Mark E. Jones, III”
	Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations

	Year Ended January 31,
	2007	2006	2005
	(In Canadian Dollars)
Revenues:
Interest income	$ 266,190	$ 178,373	$ 12,145
Gains (loss) on sales of plant and equipment	(3,745)	1,202	-
	262,445	179,575	12,145
Expenses:
General and administrative (Note 10)	4,759,317	7,048,172	3,747,476
Finance charges	19,097	21,452	42,329
Write-down of mineral properties (Note 3)	795,700	906,535	-
Foreign exchange (gains) losses	(118,322)	462,891	(36,505)
	5,455,792	8,439,050	3,753,300
Net loss for the year	$ (5,193,347)	$ (8,259,475)	$ (3,741,155)
Basic and diluted net loss per share	$ (0.10)	$ (0.17)	$ (0.10)
Weighted-average number of shares outstanding	53,062,909	49,112,192	38,949,937

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders' Equity
(In Canadian Dollars)
	Common Shares Number	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity (Deficit)
Balance at January 31, 2004	35,748,871	$ 35,819,799	$ 423,232	$ (33,793,316)	$ 2,449,715
Issued for cash, net of share issue cost	4,262,500	3,848,675	-	-	3,848,675
Issued for property acquisition	400,000	270,000	-	-	270,000
Issued on exercise of warrants	2,819,774	704,943	-	-	704,943
Stock-based compensation	-	-	2,123,283	-	2,123,283
Issued on exercise of stock options	1,638,571	892,788	(415,211)	-	477,577
Net loss for the year	-	-	-	(3,741,155)	(3,741,155)
Balance at January 31, 2005	44,869,716	41,536,205	2,131,304	(37,534,471)	6,133,038
Issued for cash, net of share issue cost	5,000,000	8,983,538	-	-	8,983,538
Issued for property acquisition	200,000	400,000	-	-	400,000
Issued on exercise of warrants	113,000	118,650	-	-	118,650
Stock-based compensation	-	-	4,481,631	-	4,481,631
Issued on exercise of stock options	2,748,929	2,394,310	(1,107,168)	-	1,287,142
Net loss for the year	-	-	-	(8,259,475)	(8,259,475)
Balance at January 31, 2006	52,931,645	53,432,703	5,505,767	(45,793,946)	13,144,524
Issued for property acquisition	200,000	220,000	-	-	220,000
Stock-based compensation	-	-	2,700,414	-	2,700,414
Issued on exercise of stock options	127,643	76,352	(29,452)	-	46,900
Net loss for the year	-	-	-	(5,193,347)	(5,193,347)
Balance at January 31, 2007	53,259,288	$ 53,729,055	$ 8,176,729	$ (50,987,293)	$ 10,918,491

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows
	Year ended January 31,
	2007	2006	2005
	(In Canadian Dollars)
Operating activities
Net loss for the year	$ (5,193,347)	$ (8,259,475)	$ (3,741,155)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	29,981	20,047	7,089
Losses (gains) on sales of plant and equipment	3,745	(1,202)	-
Stock-based compensation	2,700,414	4,481,631	2,123,283
Write-down of mineral properties	795,700	906,535	-
Other	-	1,440	-
Changes in non-cash operating working capital:
Accounts receivable	(1,290)	20,551	(30,037)
Account receivable from a related party	-	54,128	44,712
Prepaid expenses	(13,419)	-	-
Deferred stock issuance costs	(58,250)	-	-
Accounts payable and accrued liabilities	(43,840)	65,906	(121,757)
Net cash used in operating activities	(1,780,306)	(2,710,439)	(1,717,865)
Investing activities
Mineral properties acquisition and exploration	(2,361,166)	(2,215,744)	(1,712,961)
Equipment	(25,057)	(44,218)	(12,099)
Proceeds from sales of plant and equipment	-	1,202	-
Net cash used in investing activities	(2,386,223)	(2,258,760)	(1,725,060)
Financing activities
Proceeds from issuances of common shares and warrants	46,900	10,389,330	5,031,195
Net cash provided by financing activities	46,900	10,389,330	5,031,195
Effect of exchange rate changes on cash	10,801	(22,159)	(13,592)
Net (decrease) increase in cash and cash equivalents	(4,108,828)	5,397,972	1,574,678
Cash and cash equivalents, beginning of year	8,955,186	3,557,214	1,982,536
Cash and cash equivalents, end of year	$ 4,846,358	$ 8,955,186	$ 3,557,214

See accompanying notes.
See Note 11 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

1.   Operations

Brazauro Resources Corporation, formerly Jaguar Resources Corporation, (“the Company”) was incorporated in 1986 in British Columbia, Canada, and has been engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. During fiscal 2007, 2006 and 2005 the Company pursued gold exploration opportunities that have large scale potential, with prospects in South America as the primary focus. See Note 3 for further discussion of the Company’s mineral property interests.

The nature of the Company’s operations results in significant expenditures for the acquisition and exploration of properties. None of the Company’s properties have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development and the discovery of economically recoverable reserves.

2.   Significant Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless noted otherwise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Brazauro Holdings (Brazil) Ltd. (“Brazauro Holdings”), a Canadian corporation, its wholly owned United States subsidiary, Star U.S. Inc. (“Star”) and the three wholly-owned subsidiaries of Star, Diamond Operations, Inc. (“DOI”), Diamond Exploration, Inc. (“DEI”) and Continental Diamonds, Inc. (“CDI”) from their respective dates of acquisition. The Company and Brazauro Holdings own 90% and 10%, respectively, of the common shares of Jaguar Resources do Brasil Ltda., a Brazilian corporation. Significant intercompany balances and transactions have been eliminated.

Translation of Foreign Currencies

The Company’s subsidiaries are integrated foreign operations. Foreign currency transactions and balances are translated into the reporting currency using the temporal method as follows:

a)    Monetary items are translated at the rates prevailing at the balance sheet date;

b)   Non-monetary items are translated at historical rates;

c)   Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except depreciation, which is translated at historical rates;

d)   Gains and losses on foreign currency translation are reflected in the consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents includes money market instruments with a maturity of three months or less.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

2.   Significant Accounting Policies (continued)

Fair Value of Financial Instruments

As of January 31, 2007 and 2006, the fair value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates carrying values because of the short term of these instruments.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed. When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value.

Equipment

Equipment is recorded at cost and depreciated on a straight-line basis over useful lives ranging from 2 to 5 years.

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures, and property and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Asset Retirement Obligations

The Company follows the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook (“Section 3110”) and are applicable to asset retirement obligations incurred after January 1, 2004. These recommendations require accounting for the estimated fair value of legal obligations to reclaim and remediate mineral properties in the period incurred, at the net present value of the cash flows required to settle the future obligations. The corresponding amount is capitalized to the related asset and accounted for in accordance with the Company’s accounting policies for mineral properties and deferred expenditures. The liabilities are subject to accretion over time for increases in the fair value of the liabilities.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Remediation and reclamation expenditures are charged against earnings as incurred. At this stage of the Company’s exploration programs, remediation activities are performed immediately upon completion of each phase of exploration activities.

Income Taxes

The Company files a separate Canadian income tax return. The Company’s United States subsidiaries file a consolidated United States income tax return. Income taxes are calculated using the liability method of accounting.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

2.   Significant Accounting Policies (continued)

Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted loss per share. No shares were added to the weighted average number of common shares outstanding during the years ended January 31, 2007, 2006, or 2005 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

3.   Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Brazil Properties

Tocantinzinho Properties

In August 2003 the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”). The option agreement entitles the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of US$465,000, the staged issuance of 2,600,000 shares of the Company and the expenditure of

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

3.   Mineral Properties and Deferred Expenditures (continued)

$1,000,000 (U.S.) on exploration ($300,000 (U.S.) by July 31, 2004). The Company received approval for the acquisition from the TSX Venture Exchange in August 2003. As of January 31, 2007, the Company has made payments totaling $315,000 (U.S.) and 1,900,000 shares under the option agreement and had met the requirement to expend $1,000,000 (U.S.) on exploration.

As of January 31, 2007, the total commitment remaining under the option agreement is the final payment of $150,000 (U.S.) and 700,000 common shares of the Company, which was made in April 2007.

Additionally, the option agreement requires the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period. At January 31, 2007, the remaining payment commitments under the Underlying Agreements total $1,205,000 (U.S.) in fiscal year 2008. The Company made payments totaling $395,000 (U.S.) in respect of the Underlying Agreements during fiscal years 2004 through 2007, including $ 160,000 (U.S.) and $120,000 (U.S.) paid during fiscal 2007 and 2006, respectively.

The optionors are entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production under the mineral rights relating to the applications subject to the option agreement.

In fiscal 2006 the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area.

During fiscal year 2006, the Company became aware that BrazMin Corp. also had applied for exploration licenses to areas of the Tocantinzinho Properties, including large parts of the Extension Area and the areas of the mineralized zone discovered by the Company. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Jaguar Resources do Brasil Ltda., reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the granting of the mining license. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with BrazMin Corp. whereby the Company would acquire BrazMin Corp’s interests in the area of the Tocantinzinho Properties in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

3.   Mineral Properties and Deferred Expenditures (continued)

to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from BrazMin Corp. in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.). Deferred stock issuance costs totaling $58,250 are included in current assets as of January 31, 2007 related to the issuance of the shares to BrazMin Corp. Upon issuance of the common shares, the Company and BrazMin Corp. entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company has the right to direct the voting of the shares issued to BrazMin Corp. except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company’s assets. Further, the Company has the right to find purchasers for the shares if BrazMin Corp. wishes to sell. The Voting Agreement will terminate on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by BrazMin Corp. and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to BrazMin Corp. represented approximately 19.8% of the issued shares of the Company. Prior to the closing of the transaction, BrazMin Corp. did not own beneficially, directly or indirectly, any shares of the Company.

Under a separate option agreement, the Company holds exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company has agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. As of January 31, 2007, the remaining commitment under this agreement is $150,000 (U.S.). This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005.

Crepori Property

In July 2006 the Company entered into an option agreement under which it may acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company has an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. The remaining payments under the option agreement total approximately $389,000 (U.S.) and are due as follows (all amounts are in US dollars): $22,000, $33,000, and $334,000, due in fiscal years 2008, 2009 and 2010, respectively. The Company may terminate the option agreement at any time without further obligation.

Circulo Property

In the third quarter of fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba.

Sucuri Property

In July 2006 the Company entered into an option agreement under which it may acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company has an option to earn 100% of the Sucuri

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

3.   Mineral Properties and Deferred Expenditures (continued)

Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The remaining payments under the option agreement total approximately $453,000 (U.S.) and are due as follows (all amounts are in US dollars): $50,000, $69,000, and $334,000, due in fiscal years 2008, 2009 and 2010, respectively. The Company may terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement. In addition to the optioned property, the Company has applied for an exploration license with the DNPM on an additional 4,861 hectares immediately south of the optioned property.

The Company has reviewed its exploration results related to the Sucuri property and has determined that exploration activities will be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 were written off in fiscal 2007. The Company will evaluate the viability of future exploration efforts at the Sucuri property during fiscal 2008.

Mamoal Property

The Company entered into an option agreement under which it could acquire the exploration license to the 10,000 hectare Mamoal Property, located 30 kilometers southeast of the Company’s Tocantinzinho Properties, in December 2003. The Company had an option to earn 100% of the Mamoal Property by payment of a total of $300,000 (U.S.) over three and one half years. The Company could terminate the option agreement at any time without further obligation. An initial $10,000 (U.S.) payment was made by the Company in December 2003, and the exploration research license was transferred to Jaguar Resources do Brasil Ltda. During fiscal 2005 and 2006, the Company made payments under the option agreement totaling $25,000 (U.S.) and $45,000 (U.S.), respectively.

During fiscal 2005 and 2006, the Company performed exploration activities at the Mamoal Property, including a regional soil auger sampling program, core drilling and a grid soil geochemical survey. The results of the above testing were not encouraging, and the Company ceased exploration of this project in the second quarter of fiscal 2007. An impairment reserve of $906,535 was recorded at January 31, 2006, representing the entire capitalized costs of the Mamoal Property at that date. Additional costs incurred during fiscal 2007 totaling $17,748 were written off in fiscal 2007.

Batalha Property

In September, 2004 the Company applied for an exploration license to the 9800 hectare Batalha Property, located in the Tapajós gold province in northern Brazil. The Company agreed to pay the original holder of artisanal mining rights of Batalha, who controls over 1,700 hectares lying within the exploration license and directly over the Batalha zone, the equivalent of approximately $91,000 Canadian dollars in Brazilian reals over a 42 month period with a buyout after 4 years of $250,000 (U.S.) (if the project was deemed economic by the Company) and an additional sum based on the number of ounces of gold in the proven and probable (or measured and indicated) categories at Batalha as set out in a pre-feasibility or feasibility study. The per ounce payment amount ranges in a sliding scale from $1 (U.S.) per ounce for the first one million ounces up to $10 (U.S.) per ounce for each ounce over four million ounces. The 9,800 hectare exploration license lies over top of this area, covering extensions to north, south and west. If after four years the Company, in its sole opinion, had not found an economic ore body, the area and all collected data will be returned to the vendor.

Based on the results of exploration activities conducted during fiscal 2006 and 2007, the Company decided to terminate the Batalha lease and the capitalized costs totaling $70,089 were written off in fiscal 2007.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003. In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

3.   Mineral Properties and Deferred Expenditures (continued)

The Company recorded a reserve for leasehold reclamation costs during the quarter ended April 30, 2003 of approximately $70,000, representing the estimated costs of the Company’s obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory authorities. The reserve for leasehold reclamation was adjusted during the fourth quarter of fiscal 2004 to $142,554 representing the estimated net present value of the recognized asset retirement obligation at January 31, 2005 based on a total future liability of $150,000. The Company expects to complete the restoration during fiscal 2008.

Mineral properties and deferred expenditures were as follows:

	Balance at January 31 2006	Additions	Impaired Write-Offs	Balance at January 31, 2007
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 1,720,296	$ 857,207	$ -	$ 2,577,503
Exploration costs:
Drilling	1,038,257	526,350	-	1,564,607
Field expenses	1,175,031	312,733	-	1,487,764
Geological	341,939	98,183	-	440,122
Assay	196,451	43,235	-	239,686
Total exploration costs	2,751,678	980,501	-	3,732,179
Total Tocantinzinho Properties	4,471,974	1,837,708	-	6,309,682

Mamoal Property:
Acquisition costs	-	-	-	-
Exploration costs:
Field expenses	-	13,448	(13,448)	-
Geological	-	62	(62)	-
Assay	-	4,238	(4,238)	-
Total exploration costs	-	17,748	(17,748)	-
Total Mamoal Property	-	17,748	(17,748)	-

Batalha Property
Acquisition costs	20,529	10,751	(31,280)	-
Exploration costs (Field costs)	-	38,809	(38,809)	-
	20,529	49,560	(70,089)	-
Sucuri Property
Acquisition costs	-	49,818	-	49,818
Exploration costs:
Drilling	-	374,809	(374,809)	-
Field expenses	-	290,673	(290,673)	-
Geological	-	3,719	(3,719)	-
Assay	-	38,662	(38,662)	-
Total exploration costs	-	707,863	(707,863)	-
	-	757,681	(707,863)	49,818

Crepori Property
Acquisition costs	-	7,742	-	7,742
Exploration costs (Field costs)	-	-	-	-
	-	7,742	-	7,742

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

3.   Mineral Properties and Deferred Expenditures (continued)

	Balance at January 31 2006	Additions	Impaired Write-Offs	Balance at January 31, 2007
Circulo Property
Acquisition costs	-	884	-	884
Exploration costs (Field costs)	-	-	-	-
	-	884	-	884
Total acquisition costs	1,740,825	926,402	(31,280)	2,635,947
Total exploration costs	2,751,678	1,744,921	(764,420)	3,732,179
Total costs	$ 4,492,503	$ 2,671,323	$ (795,700)	$ 6,368,126

	Balance at January 31 2005	Additions	Impaired Write-Offs	Balance at January 31 2006
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 1,042,977	$ 677,319	$ -	$ 1,720,296
Exploration costs:
Drilling	607,334	430,923	-	1,038,257
Field expenses	701,236	473,795	-	1,175,031
Geological	181,445	160,494	-	341,939
Assay	111,870	84,581	-	196,451
Total exploration costs	1,601,885	1,149,793	-	2,751,678
Total Tocantinzinho Properties	2,644,862	1,827,112	-	4,471,974

Mamoal Property:
Acquisition costs	45,288	63,348	(108,636)	-
Exploration costs:
Drilling	-	245,103	(245,103)	-
Field expenses	105,258	332,244	(437,502)	-
Geological	10,901	94,234	(105,135)	-
Assay	4,138	6,021	(10,159)	-
Total exploration costs	120,297	677,602	(797,899)	-
Total Mamoal Property	165,585	740,950	(906,535)	-

Batalha Property
Acquisition costs	7,299	13,230	-	20,529
Exploration costs	-	-	-	-
	7,299	13,230	-	20,529
Total acquisition costs	1,095,564	753,897	(108,636)	1,740,825
Total exploration costs	1,722,182	1,827,395	(797,899)	2,751,678
Total costs	$ 2,817,746	$ 2,581,292	$ (906,535)	$ 4,492,503

4.   Share Capital

On September 18, 2002, the Company completed a private placement of 2,819,774 units at a price of $0.20 per unit, each unit consisting of one common share and one share purchase warrant with an exercise price of $0.25 per unit. The share purchase warrants had an expiration date of September 18, 2004. The Company received a total of $563,955 during fiscal 2003 representing subscriptions for the private placement. Included in that amount was a total of $85,240 representing subscriptions for 426,200 units by three of the Company’s directors. During fiscal year 2005, all 2,819,774 common share warrants were exercised, and the Company received total exercise proceeds of $704,943.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

4.   Share Capital (continued)

In November 2004, the Company completed a private placement of 2,112,500 common shares of the Company at a price of $0.85 per share and received proceeds totaling $1,795,625. In consideration for assistance with the private placement, the Company paid finders’ fees of $96,950 in cash and issued 113,000 share purchase warrants entitling the finders to purchase 113,000 common shares of the Company at $1.05 per share until November 2, 2005. In fiscal 2006, the holders of the share purchase warrants elected to exercise all 113,000 warrants, and the Company received total proceeds of $118,650. The fair value of the 113,000 warrants issued to brokers related to the private placement in November 2004 was approximately $33,000 and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%, expected volatility, 115%; risk-free interest rate, 2.9%. expected life of warrant, 1 year.

In December 2004, the Company completed a private placement of 2,150,000 common shares of the Company at a price of $1.00 per share and received proceeds of $2,150,000.

During August 2005 the Company closed a private placement of 5,000,000 units at $1.90 per unit for gross proceeds of $9,500,000. The Company paid a brokerage commission on the placement of $475,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $3.80 for a period of one year. All of the 2,500,000 warrants expired unused in August 2006.

5.   Stock Option Plan

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 9,000,000 options. In July, 2006 the Company’s shareholders approved an amendment to its stock option plan to increase the number of shares reserved for issuance to 10,000,000. Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. Any consideration paid by the optionee on the exercise of options is credited to share capital. Through July 2002 all options were immediately vested and have a term of five years. The options granted subsequent to July 2002 are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.

The activity in common stock option grants outstanding for the prior three fiscal years is as follows:

	2007		2006		2005
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	7,954,643	$ 1.33	6,603,572	$ 0.72	4,449,053	$ 0.31
Granted (1)	250,000	1.36	4,100,000	1.74	3,807,376	1.01
Exercised	127,643	0.37	2,748,929	0.47	1,638,571	0.29
Expired	-	-	-	-	14,286	0.24
Outstanding, end of year	8,077,000	$ 1.34	7,954,643	$ 1.33	6,603,572	$ 0.72

(1) During fiscal 2007 the options were granted to an officer and have an exercise price of $1.36 and an expiration date of April 1, 2011.

The following table summarizes information about stock options outstanding at January 31, 2007:

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

5.   Stock Option Plan (continued)

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Exercisable	Weighted Average Exercise Price Of Options Exercisable
$ 0.18 to $ 0.49	554,474	$ 0.39	1.7	554,474	$ 0.39
$ 0.92 to $ 1.36	4,922,526	$ 1.10	2.8	4,828,776	$ 1.10
$ 2.00	2,600,000	$ 2.00	3.5	2,525,000	$ 2.00

6.   Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three years ending January 31, 2007 are as follows:

	2007	2006	2005
Consulting	$ 242,826	$ 291,334	$ 131,367
Salary	2,457,588	4,190,297	1,991,916
	$ 2,700,414	$ 4,481,631	$ 2,123,283

These amounts have also been recorded as contributed surplus on the balance sheet. As of January 31, 2007, the fair market value of the total compensation cost related to nonvested stock options to be recognized upon vesting totals $190,301 and is expected to be recognized in fiscal 2008.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected volatility	141-150%	141-150%	160%
Risk-free interest rate	4.1%	3.4 to 3.6%	4.0%
Expected life	2 years	2 to 3 years	3.5 years
Weighted average fair value of options granted	$ 0.92	$ 1.26	$ 0.75

7.   Income Taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense (recovery) is as follows:

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

7.   Income Taxes (continued)

	Years ended January
	2007	2006	2005

Statutory rates	34%	34.74%	35.62%

Income tax at statutory rates	(1,766,000)	(2,869,000)	(1,333,000)
Increase (decrease) in taxes from:
Non-deductible items	936,000	1,571,000	770,000
Differences in foreign tax rates	680,000	485,000	225,000
Effect of change in tax rate	20,000	21,000	56,000
Benefit of losses not recognized	130,000	792,000	282,000
	$ -	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets as of January 31 are as follows:

	January 31
	2007	2006
Future income tax assets
Operating loss carryforwards	$ 10,845,000	$ 9,966,000
Property and equipment	174,000	178,000
Share issue cost	119,000	152,000
Valuation allowance for future tax assets	(11,138,000)	(10,296,000)
	$ -	$ -

The Company has available losses for income tax purposes of approximately $37 million, which may be carried forward and applied against future taxable income when earned. Brazilian losses are offset by up to 30% of fiscal profits. United States net operating losses may be limited if more than a 50% ownership change has occurred with respect to any Company included in the consolidated group. If an ownership change has occurred, such losses are limited on an annual basis to the value of the respective Company on the date of change multiplied by the U.S. federal long-term, tax-exempt rate in effect for the period. In addition, some U.S. net operating losses may be subject to other limitations based on taxable income from wholly owned subsidiaries on a stand-alone basis.

The losses expire as follows:

	Canada	United States	Brazil	Total
	(in Canadian dollars)

2008	231,000	23,000	-	254,000
2009	134,000	468,000	-	602,000
2010	439,000	156,000	-	595,000
2011	273,000	1,481,000	-	1,754,000
2012	449,000	4,628,000	-	5,077,000
2013	-	1,398,000	-	1,398,000
From 2016 to 2027	1,301,000	16,776,000	-	18,077,000
Indefinitely	-	-	9,385,000	9,385,000
	$ 2,827,000	$ 24,930,000	$ 9,385,000	$ 37,142,000

At January 31, 2007, the Company has incurred approximately $512,000 of exploration and development costs which may be deducted against future Canadian taxable income subject to certain limitations.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

8.   Related Party Transactions

During fiscal 2007 and 2006, a director was paid consulting fees of $64,623 and $69,515 for advisory services to the Company. During fiscal 2006, the chairman of the Company repaid an accounts receivable totaling $55,900.

Amounts totaling $93,839 and $147,683 were paid by the Company during fiscal 2006 and 2005, respectively, to a law firm in which a director was a partner until his retirement in June 2005. In September, 2004, three directors exercised warrants to purchase common shares at an exercise price of $0.25 per share and received a total of 286,200, 100,000, and 40,000 common shares, respectively.

9.   Contingencies

Except as described below, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On May 15, 1998, a legal action styled James Cairns and Stewart Jackson vs. Texas Star Resources Corporation d/b/a Diamond Star, Inc. was filed in the 215th Judicial District Court of Harris County, Texas, Cause No. 9822760 wherein the Plaintiffs allege, among other things, that the Company breached contractual agreements and committed fraud by not timely releasing or causing to be released from an escrow account required by Canadian law certain shares of the Company to which Plaintiffs allege that they were entitled to receive in calendar 1995 and, as a result of the Company’s alleged actions with respect to the release of such shares, the Plaintiffs sought monetary damages for losses in share value, attorney’s fees, court costs, expenses, interest and exemplary damages. Texas Star Resources Corporation was the name of the Company in 1998 and 1999. In 1999, the litigation against the Company in Houston, Harris County, Texas, was dismissed by the court with prejudice, leaving only the claims of James M. Cairns, Jr. pending in British Columbia which is generally described below. The legal action in Texas is similar to one filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 styled Cause No. C96493; James M. Cairns, Jr. vs. Texas Star Resources Corporation. In January 1993, the Plaintiffs were issued common stock of the Company in escrow which shares were to be released based on exploration expenditures by the Company on certain of its properties in Arkansas. The escrow requirements were imposed by the Vancouver Stock Exchange. Plaintiffs requested that all of the shares be released in 1995. At that time the Company believed that the release of said shares when requested by the Plaintiffs was inappropriate due to legal requirements and regulatory concerns. The shares were subsequently released to the Plaintiffs. The Company intends to vigorously defend the allegations of the Plaintiffs in the pending litigation for damages in British Columbia and in Texas (if the case is appealed or refiled) and believes it has meritorious defenses to such claims. No proceedings in the action in British Columbia have been taken by the Plaintiff since March 30, 2000. However, the Company cannot provide any assurances that it will be successful, in whole or in part, with respect to its defense of the claims of the Plaintiffs. The outcome of this action is not determinable and no loss provision has been recorded in the financial statements for this item.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

10.   General and Administrative Expenses

General and administrative expenses consist of the following:

	2007	2006	2005

Consulting fees	$ 506,615	$ 774,405	$ 386,456
Depreciation expense	29,981	20,047	7,089
Entertainment	45,747	93,818	79,831
Insurance	23,773	26,761	1,870
Office expenses	144,549	202,726	181,789
Professional fees	374,468	267,842	194,247
Rent	41,032	38,585	28,757
Repairs and maintenance	15,461	31,523	2,243
Salaries and benefits	3,304,909	5,216,740	2,594,363
Shareholder relations	92,669	173,703	161,749
Travel	180,113	202,022	109,082
Total	$ 4,759,317	$ 7,048,172	$ 3,747,476

11.   Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

	2007	2006	2005
Supplemental cash flow disclosure:
Interest paid in cash	$ -	$ -	$ -
Income taxes paid	-	-	-

Non-cash investing activities:
Shares issued for mineral properties	$ 220,000	$ 400,000	$ 270,000

12.   Segment Information

The Company acquires and explores mineral properties, and these activities are focused principally in South America. Geographic segmentation of mineral properties is provided in Note 3.

13.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from United States GAAP. The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer and capitalize mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

13.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

not yet identified economically recoverable reserves on any of its properties. Accordingly, under United States GAAP, all exploration costs incurred are expensed.

The significant differences in the consolidated statements of loss relative to US GAAP were:

	2007	2006	2005
Net loss in accordance with Canadian GAAP	$(5,193,347)	$(8,259,475)	$(3,741,155)

Deduct:
Deferred exploration expenditures capitalized during the period	(980,501)	(1,149,793)	(1,548,394)
Add:
Deferred exploration expenditures written off in the period that would have been expensed in a prior period	-	120,297	-

Net loss in accordance with United States GAAP	$(6,173,848)	$(9,288,971)	$(5,289,549)

Basic and diluted net loss per share (United States GAAP)	$(0.12)	$(0.19)	$(0.14)

Weighted average shares outstanding (United States GAAP)	53,062,909	49,112,192	38,949,937

The significant differences in the consolidated balance sheet relative to US GAAP were:

	2007	2006

Shareholders’ equity – Canadian GAAP	$10,918,491	$13,144,524
Deferred exploration expenditures	(3,732,179)	(2,751,678)

Shareholders’ equity – United States GAAP	$7,186,312	$10,392,846

	2007	2006

Mineral properties and deferred exploration expenditures – Canadian GAAP	$6,368,126	$4,492,503
Deferred exploration expenditures expensed per United States GAAP	(3,732,179)	(2,751,678)

Acquisition costs of mineral properties – United States GAAP	$2,635,947	$1,740,825

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

13.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statement of cash flows relative to US GAAP were:

	Years ended January 31,
	2007	2006	2005
Net cash used in operations
Canadian GAAP	$ (1,780,306)	$ (2,710,439)	$ (1,717,865)
Deferred exploration expenditures	(1,744,921)	(1,827,395)	(1,548,394)
US GAAP	(3,525,227)	(4,537,834)	(3,266,259)

Net cash provided by (used in) investing activities
Canadian GAAP	(2,386,223)	(2,258,760)	(1,725,060)
Deferred exploration expenditures	1,744,921	1,827,395	1,548,394
US GAAP	(641,302)	(431,365)	(176,666)

Net cash provided by financing activities
Canadian GAAP and U.S. GAAP	46,900	10,389,330	5,031,195

Recent Accounting Pronouncements

a)

In March 2006 - FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

b)

June 2006 - FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

c)

September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on the consolidated financial statements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2007, 2006 and 2005

13.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

d)

September 2006 - Financial Accounting Standards Board (FASB) issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Statement No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

e)

September 2006 - FASB issued Statement No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

14.   Subsequent Events

During March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,327,999. The Company paid a brokerage commission on the placement of $375,511. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at $1.60 for one year.

As discussed in Note 3, in February 2007 the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. in exchange for the issuance of 13,150,000 common shares and payment of $50,000 (U.S.) to BrazMin Corp. Additionally, the Company acquired Mineração Cachambix Ltda. from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 24, 2007	BRAZAURO RESOURCES CORPORATION
(Registrant)

By: /s/ Mark E. Jones, III
MARK E. JONES, III
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Jones, III Mark E. Jones, III*	Chief Executive Office and Director	May 24, 2007
/s/ D. Harry W. Dobson D. Harry W. Dobson *	Director	May 24, 2007
/s/ Patrick L. Glazier Patrick L. Glazier*	Director	May 24, 2007
/s/ Brian C. Irwin Brian C. Irwin*	Director	May 24, 2007
/s/ Leendert G. Krol Leendert G. Krol*	Director	May 24, 2007
/s/ Daniel B. Leonard Daniel B. Leonard*	Director	May 24, 2007
/s/ Dr. Roger Howard Mitchell Dr. Roger Howard Mitchell*	Director	May 24, 2007
/s/ Dr. Roger David Morton Dr. Roger David Morton*	Director	May 24, 2007
By: /s/ Mark E. Jones, III Mark E. Jones, III Attorney-in-fact For persons indicated *

Index to Exhibits

1.1	Certificate of Incorporation, Memorandum and Articles of Texas Star Resources Corporation (the “Company”) dated March 12, 1986. (a)
1.2	Amendment to Certificate of Incorporation and Memorandum. (b)
1.3	Certificate of Change of Name dated October 30, 1996.
1.4	Amendment to the Company’s Memorandum, effective November 27, 2001. (h)
1.5	Articles of the Company dated August 11, 2004. (m)
4.1	Agreement dated July 28, 1992, between the Company and certain royalty holders (as set forth therein). (a)
4.2

Stock Purchase Agreement dated July 29, 1992, by and among the Company, DEI, James M. Cairns, Jr., Gandy Baugh and Stewart Jackson (such individuals being collectively referred to as the “DEI Shareholders”), and the Amendment thereto dated January 13, 1993. (a)

4.3	Prospecting Permit and Option to Lease dated November 4, 1992, between DEI and various interest holders. (a)
4.4	Agreement dated December 22, 1992, between the Company and certain royalty interest holders. (a)
4.5	Royalty Interest Agreement dated January 13, 1993, by and between the Company and the DEI Shareholders relating to the properties of the Company and DEI in Arkansas. (a)
4.6	Mining Lease between the Company and certain royalty interest holders dated November 4, 1996. (c)
4.7	Amendment No. 1 to Mining Lease between the Company and certain royalty interest holders dated November 1997. (d)
4.8	Mining Lease between the Company and ABJ Hammett Estate/ Trust dated September 11, 1997. (d)
4.9	Mining Lease Agreement and Lease Modification and Escrow Agreement dated December 16, 1999. (e)
4.10	Letter Agreement dated October 26, 2000 between the Company and McGeorge Contracting Co. (f)
4.11	Stripping Agreement dated October 31, 2000 between the Company and McGeorge Contracting Co. (f)
4.11	Lease Confirmation Agreement dated effective March 16, 2000. (g)
4.12	Mining Lease between the Company and ABJ Hammett Estate/ Trust dated November 15, 2000. (g)
4.13	Trust Deed for Debentures dated February 16, 2001 between the Company and Montreal Trust Company of Canada. (g)
4.14	Pledge Agreement for Shares of Star U.S., Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
4.15	Pledge Agreement for Shares of Diamond Operations, Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
4.16	Second Supplemental Indenture between the Company and Computershare Trust Company of Canada dated February 11, 2003. (i)
4.17	Option Agreement, Tocantinzinho Project – Brazil dated July 31, 2003. (j)
4.18	Letter Agreement between BrazMin Corp. and the Company dated September 12, 2006 (k)
4.19

Quota Purchase Agreement, dated February 5, 2007 among Sabino Orlando Conceição Loguercio, Luiz Antonio Gravata Galvão, Jaguar Resources do Brasil, Mineração Cachambix LTDA, and Brazauro Holdings (Brazil) Ltd. (l)

8	Subsidiaries of the Registrant. (m)
12.1	Certification of Chairman pursuant to Exchange Act Rules 13a-14. (m)
12.2	Certification of Chairman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (m)

_________________

(a)	Filed as an exhibit to Registration Statement on Form 10 as filed on June 23, 1993.
(b)	Filed as an exhibit to Form 8 Amendment No. 1 to Form 10 as filed on October 4, 1993.
(c)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1997 as filed on May 13, 1997.
(d)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1998 as filed on April 29, 1998.
(e)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2000 as filed on April 28, 2000.
(f)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2000 as filed on December 13, 2000.
(g)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2001 as filed on April 27, 2001.
(h)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2001 as filed on December 13, 2001.
(i)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended April 30, 2003 as filed on June 16, 2003.
(j)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended July 31, 2003 as filed on September 15, 2003.
(k)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2006 as filed on December 15, 2006.
(l)	Filed as an exhibit to Form 8-K as filed on February 12, 2007.
(m)	Filed herewith.

All Exhibits referred to in (a) through (l) above were filed with previous Securities and Exchange Commission filings of the Company (File No. 0-21968) and are incorporated herein by reference.