Form 20-F
period 2008-01-31
BRAZAURO RESOURCES CORP
filed 2008-05-30
CIK 908177

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2008

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as January 31, 2008:  76,437,621 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:	☒ Item 17	☐ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

BRAZAURO RESOURCES CORPORATION

FORM 20-F

TABLE OF CONTENTS

Item	Page
Number	Number

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	5
Item 4A.	Unresolved Staff Comments	10
Item 5.	Operating and Financial Review and Prospects	10
Item 6.	Directors, Senior Management and Employees	15
Item 7.	Major Shareholders and Related Party Transactions	21
Item 8.	Financial Information	22
Item 9.	The Offer and Listing	23
Item 10.	Additional Information	25
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 12.	Descriptions of Securities Other than Equity Securities	35

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	35
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	35
Item 15T.	Controls and Procedures	35
Item 16A.	Audit Committee Financial Expert	36
Item 16B.	Code of Ethics	36
Item 16C.	Principal Accountant Fees and Services	37
Item 16D.	Exemptions from the Listing Standards for Audit Committees	37
Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	37

PART III

Item 17.	Financial Statements	37
Item 18.	Financial Statements	38
Item 19.	Exhibits	38

Signatures	39

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

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended January 31, 2004, 2005, 2006, 2007 and 2008 has been derived from the consolidated financial statements of Brazauro Resources Corporation (“the Company”) for the years indicated and is expressed in Canadian dollars. The selected consolidated financial information should be read in conjunction with the discussion in "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements and related notes thereto included on pages 41 to 63 herein. References in this Annual Report on Form 20-F to “Notes” are intended to refer to the Notes to the consolidated 1financial statements included herein.

In this Annual Report on Form 20-F all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

Since its formation, the Company's activities have consisted primarily of acquiring interests in mineral properties, exploration of those properties and acquiring financing for such purposes. Consequently, the selected consolidated financial data may not indicate the Company's future financial performance.

Selected Consolidated Financial Data

	Fiscal Year Ended January 31
	2008	2007	2006	2005	2004
	(000's except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	685	795	907	-	-
Net loss for the year	(4,481)	(5,193)	(8,259)	(3,741)	(1,199)
Basic and diluted net loss per share	(0.06)	(0.10)	(0.17)	(0.10)	(0.06)
Working capital	3,005	4,518	8,611	3,296	1,722
Total assets	30,640	11,330	13,498	6,482	2,819
Total liabilities	2,671	412	354	349	369
Net assets	27,969	10,918	13,144	6,133	2,450
Common share capital	74,807	53,729	53,433	41,536	35,820
Dividends per share	-	-	-	-	-
Weighted average shares outstanding	74,837	53,063	49,112	38,950	21,350

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“United States GAAP”).  A discussion of differences between Canadian GAAP and United States GAAP is contained in Note 16 to the consolidated financial statements.

If the Company had followed United States GAAP, certain items in the consolidated financial statements would have been reported as follow:

Selected Consolidated Financial Data (United States GAAP)

	Fiscal Year Ended January 31
	2008	2007	2006	2005	2004
	(000's except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	115	31	109	-	-
Net loss for the year	(6,106)	(6,174)	(9,289)	(5,290)	(1,373)
Basic and diluted net loss per common share	(0.08)	(0.12)	(0.19)	(0.14)	(0.06)
Working capital	3,005	4,518	8,611	3,296	1,722
Total assets	25,284	7,598	10,747	4,759	2,645
Total liabilities	2,671	412	354	349	369
Net assets	22,613	7,186	10,393	4,410	2,276
Common share capital	74,807	53,729	53,433	41,536	35,820
Dividends per share	-	-	-	-	-
Weighted average common shares outstanding	74,837	53,063	49,112	38,950	21,350

Exchange Rates

On May 14, 2008, the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was $1.00 (Canadian) = U.S. $0.9982. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for $1.00 (Canadian). Such rates are set forth as U.S. dollars per Canadian $1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2007	2006	2005	2004	2003
Average (1)	0.9419	0.8844	0.8276	0.7745	0.7289

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	November, 2007	December, 2007	January, 2008	February, 2008	March, 2008	April, 2008
High	1.0908	1.0221	1.0096	1.0291	1.0162	0.9979
Low	0.9993	0.9789	0.9714	0.9815	0.9732	0.9739

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

D. Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those investors who can bear the risk of the entire loss of their investment should participate, and an investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares.  Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds. At this point, all of the Company's exploration prospects and property interests (collectively the "Properties") are gold prospects in Brazil, and the Company has no income from operations. While the Company has sufficient funds to complete the exploration phase underway during the first two quarters of fiscal 2009 ending July 31, 2008, additional funds will be necessary in order for the Company to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects. Certain of the Company's planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

As of May 14, 2008, the Company does not have sufficient cash to fund general and administrative expenses and to complete planned exploration for the third and fourth quarters of fiscal 2009. As discussed above, the Company will be required to raise additional capital for additional exploration activity on its existing properties and acquisition of new exploration prospects during fiscal 2009 or the planned exploration activities will be curtailed. There can be no assurance that additional funds can be raised. See “Item 5. Operating and Financial Review and Prospects”.

Limited Exploration Prospects. The Company's existing properties are all gold prospects in Brazil. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets. The Company's operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company's projects is heavily dependent upon the market price of gold. Additionally, the Company's projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties. The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company's rights to such mineral rights may not materialize and the exact boundaries of the Company's properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

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

Exploration and Development Risks. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company has prepared a preliminary economic assessment of one of the Company’s properties, the Tocantinzinho Property. The remaining property is an early stage exploration prospect and the Company has formed no estimate of a potential ore body. The grade of any ore ultimately mined may differ from that indicated by drilling results. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area. Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

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

Limited Market for Common Shares. The liquidity of the common shares of the Company, or ability of the shareholder to buy or sell the Company's common stock, may be significantly limited for various unforeseeable periods. The average daily volume of the Company's shares traded on the TSX Venture Exchange during fiscal 2008 was approximately 50,000 shares. The market price of the Company's shares has historically fluctuated in a large range, as disclosed in "Item 9 - The Offer and Listing". The price of the Company's common shares may be affected by many factors, including adverse change in the Company's business, a decline in gold price and general economic trends.

Insurance Coverage. Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets. The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks. Occurrence of events for which we are not insured could have a material adverse effect on the Company's financial position or results of operations.

Key Executives. The Company is dependent on the services of key executives, including its Chairman, Mark E. Jones, III, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton L. S. Pereira. Each of the above individuals has many years of background in the mining industry. The Company may not be able to replace that experience and knowledge with other individuals.

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

Enforcement of Judgments against the Company. The Company is incorporated in the Province of British Columbia, Canada. Certain of our directors and officers live in Canada, and many of the Company's assets are located in Brazil and Canada. As a result, it may be difficult for investors to effect service of legal process within the United States upon directors and officers who are not United States residents. Also, there is uncertainty as to the enforceability in Canada, in original actions or for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

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

The authorized capital of the Company consists of an unlimited amount of shares of common stock without par value (the "Common Stock"), of which 76,437,621 shares were issued and outstanding as of May 14, 2008. The Common Stock of the Company ranks equally as to dividends, voting rights and participation in assets and is traded under the symbol "BZO" on the TSX Venture Exchange.

The Company's principal office is located at 16360 Park Ten Place, Suite 217, Houston, Texas, U.S.A. 77084, and its phone number is (281) 579-3400. The Company’s website may be found at www.brazauroresources.com.

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

Principal Capital Expenditures During The Three Most Recent Fiscal Years

During fiscal 2006, the Company conducted exploration activities on the Tocantinzinho, Mamoal and Batalha Properties in the Tapajós Gold District of Brazil, which are described in more detail in "D. Property" below. Acquisition and exploration costs of approximately $750,000 and $1,830,000, respectively, were capitalized related to the activities on the Company’s properties. Based upon the exploration results at the Mamoal Property, the Company determined that it was likely further exploration activities would not be conducted at the project.

Accordingly, the net capitalized costs related to the Mamoal Property totaling approximately $910,000 were written off during the fourth quarter of fiscal 2006, and the property was abandoned.

In fiscal 2007, the Company acquired three additional properties in the Tapajós Gold District of Brazil, the Circulo, the Crepori and the Sucuri Properties. Significant exploration activities were conducted at the Company’s Tocantinzinho and Sucuri Properties during fiscal 2007, resulting in the capitalization of acquisition and exploration costs of approximately $930,000 and $1,740,000, respectively. Based on the exploration results to date on the Sucuri Property, the Company has ceased exploration on the project in fiscal 2008. Accordingly, the capitalized exploration costs totaling approximately $710,000 were written off in fiscal 2007. Additionally, the Company conducted limited exploration activities on the Batalha Property in fiscal 2007 prior to abandoning the project and writing off the capitalized costs totaling approximately $70,000.

In February 2007, the Company completed the acquisition of certain mineral rights to the Tocantinzinho Property via the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. ("RH 2004", a British Virgin Islands corporation), and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda. ("EIMB", a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and the payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. ("Cachambix", a Brazil corporation) from third parties upon payment of $850,000 (U.S.) and two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

In fiscal 2008, the Company performed additional exploration activities at the Tocantinzinho Properties, resulting in the capitalization of approximately $1,623,000 in exploration expenditures in addition to the capitalization of acquisition costs totaling approximately $17,902,000 and primarily related to the acquisition discussed in the preceding paragraph. At the Company’s Crepori Property, exploration activities including soil sampling and a diamond drilling program were completed. Based upon the results of the exploration, the Company elected to terminate the option agreement at Crepori in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling approximately $577,000 were written off in fiscal 2008.

B.   Business Overview

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

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral ("DNPM"). The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho and the Circulo Properties. Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2009 fiscal year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

C.	Organizational Structure

As of January 31, 2008, the Company had three wholly-owned subsidiaries; Brazauro Holdings (Brazil) Ltd., a British Columbia corporation ("Brazauro Holdings"), Star U.S. Inc., a Delaware corporation ("Star") and RH 2004. The Company and Brazauro Holdings own 98% and 2%, respectively, of Jaguar Resources do Brasil Ltda. (“Jaguar”), a Brazilian corporation, which in turn owns 100% of Cachambix. RH 2004 and Brazauro Holdings own 99% and 1%, respectively, of EIMB, a Brazilian corporation. All references to the Company herein include its subsidiaries unless otherwise noted. The Company's Consolidated Financial Statements referred to herein also include its subsidiaries. The Company's fiscal year ends January 31.

D.   Properties

Currently, all of the Company's Properties are located in the Tapajós Gold District of Brazil’s northerly Pará State. The general location of the Company’s Brazilian Properties is shown on the map provided below. The map is followed by a description of the Company’s rights and interests in each of the Properties.

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as "optionors"). The option agreement entitles the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the "Tocantinzinho Properties") over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. As of January 31, 2008, the Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the "Underlying Agreements") totaling $1,600,000 (U.S.) over a four-year period. As of January 31, 2008, the Company has made all payments due under the Underlying Agreements.

In fiscal 2006 the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the "Extension Area") covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations relating to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during the first quarter of fiscal 2009. The Company has complied with the renewal requirements and expects to receive extensions of those licenses during the second quarter of fiscal 2009.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company's attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral ("DNPM") and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Jaguar Resources do Brasil Ltda., reached an agreement ("the Extension Area Agreement") with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Jaguar Resources do Brasil Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon's subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.). Upon issuance of the common shares, the Company and Talon entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company's assets. Further, the Company had the right to find purchasers for the shares if Talon wished to sell. The Voting Agreement terminated on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to Talon represented approximately 19.8% of the issued shares of the Company. Prior to the closing of the transaction, Talon did not own beneficially, directly or indirectly, any shares of the Company.

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale, Talon holds 4,935,500 shares or approximately 6.5% of the outstanding shares. The Voting Agreement terminated when the holdings of Company common shares by Talon became less than 10% of the Company’s outstanding common shares. The Company and Talon entered into an agreement whereby Talon agreed that it will not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

The option agreement provides that the optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Since the application for the license subject to the option agreement covering the Extension Area (the eastern portion of the deposit) will not be successful due to the presence of a prior owner with mineral rights to that area (being Cachambix, now owned by the Company), the 3.5% NSR is not payable on the Extension Area. The Company estimates that approximately 60 to 65% of the deposit lies within the Extension Area.

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company has agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder's fee related to this 16,000 hectare property. As of January 31, 2008, the remaining commitment under this agreement is $65,000 (U.S.) to be paid during the year ended January 31, 2009. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

Circulo/ Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba. The Company has referred to the 38,096 hectares as its Circulo/ Bom Jardim Property, which is distinct from the Bom Jardim Property discussed below. The exploration licenses were granted by the DNPM in September 2007.

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. ("Gold Fields") entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to Gold Fields will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI. The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by Gold Fields of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of Gold Fields in which the Bom Jardim Property will be held in exchange for the Company shares.

Gold Fields will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If Gold Fields elects not to back-in, Gold Fields will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If Gold Fields acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter the parties will contribute proportionately to further expenses. The Company will have the option to request Gold Fields to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Property into production, in which case Gold Fields’ interest will be increased to 75%.

Crepori Property

In July 2006 the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 were written off in fiscal 2008, and the Company has no further obligations under the option agreement.

Sucuri Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company had an option to earn 100% of the Sucuri Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The Company could terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement.

In fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities would be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 were written off in fiscal 2007. In fiscal 2008, after additional review of the viability of the property, the Company advised the optionor that the Company would release the Sucuri property and no further payments would be made under the agreement. The accumulated acquisition and exploration costs totaling $107,888 were written off in fiscal 2008.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.  Operating Results

For the Years Ended January 31, 2008, 2007 and 2006

The following discussion should be read in conjunction with the information contained in the consolidated financial statements and notes thereto included in “Item 17. Financial Statements.”

Mineral Properties and Deferred Expenditures

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company has been focusing on its Properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s current Properties are in the exploration stage and have not been proven to be commercially developable to date. The Company's existing Properties are gold prospects in Brazil which were acquired during fiscal years 2004 through 2007. The Company capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management's estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Company’s mineral properties and deferred expenditures increased to $25,872,047 at January 31, 2008 from $6,368,126 at January 31, 2007 as a result of acquisition costs totaling $17,993,741 and exploration costs totaling $2,194,762 related to the activities on the Company’s Brazilian properties, less the write-off of the exploration costs related to the Sucuri and Crepori Properties of $684,582. As of January 31, 2008, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $25,835,276. The capitalized costs related to the Company’s remaining property, the Circulo/ Bom Jardim Property, totaled approximately $36,000 as of January 31, 2008.

In February 2007, the Company completed its acquisition of the mineral rights to the Tocantinzinho Property from Talon as discussed in Item 4D above. During fiscal 2008 the Company made the final option payment of $150,000 (U.S.) and 700,000 common shares of the Company due under the Option Agreement to acquire the Tocantinzinho Properties dated August 2003. Additionally, in fiscal 2008 the Company incurred acquisition costs totaling approximately $1,290,000 (U.S.) related to the Tocantinzinho Properties, which primarily represent payments for mineral rights under the Underlying Agreements discussed in Note 3 to the Consolidated Financial Statements.

During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 were written off in fiscal 2008, and the Company has no further obligations under the option agreement.

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

Based on the results of exploration activities conducted during fiscal 2006 and 2007, the Company decided to terminate the Batalha lease and the capitalized costs totaling approximately $70,000 were written off in fiscal 2007. In fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities will be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling approximately $708,000 were written off in fiscal 2007. In fiscal 2008, after additional review of the viability of the property, the Company advised the optionor that the Company would release the Sucuri Property and no further payments would be made under the agreement.

The Company completed a diamond drill program consisting of twenty holes (approximately 4000 meters) at the Tocantinzinho Properties during fiscal 2005 in which 19 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole Phase III drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007, the Company completed the Phase IV diamond drilling campaign, consisting of twelve core holes for a total of 3,022 meters, at the Tocantinzinho Properties.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties. The Company commenced an 18-hole drilling campaign at the Tocantinzinho Properties in the first quarter of fiscal 2008 which was completed in the second quarter of fiscal 2008. Bulk flotation and cyanidation tests were conducted on ore from the Tocantinzinho Properties during August 2007. Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008. In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

Income from Operations

The Company has not received any revenues from mining operations since inception. During the years ended January 31, 2008, 2007 and 2006 the Company's revenues were comprised primarily of interest income on proceeds received from prior financings.

General and administrative expenses totaled approximately $2,912,000 during fiscal 2008 as compared to approximately $4,759,000 during fiscal 2007, representing a decrease of approximately $1,847,000 or 39%. Included in general and administrative expenses during fiscal 2008 and 2007 were approximately $466,000 and $2,700,000, respectively, of stock compensation expense recorded using the fair value method. The Company’s common stock options vest over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter. The decrease in the stock compensation expense from fiscal 2007 to fiscal 2008 is due to the decrease in the numbers of options granted over the past three fiscal years. A total of 4,100,000, 250,000 and 1,900,000 options were granted in fiscal 2006, 2007, and 2008, respectively, and as the options issued in fiscal 2006 became fully vested in fiscal 2007, a significant decrease in stock compensation expense resulted.

After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $2,446,000 and $2,059,000 for the fiscal years of 2008 and 2007, respectively, which represents an increase of 19%. Consulting and salary expenses (exclusive of stock compensation expense) increased by approximately $241,000 in fiscal 2008 as compared to fiscal 2007. The increase was primarily due to bonuses granted in fiscal 2008 to directors, officers, employees and consultants of approximately $160,000. Shareholder relations expense increased from approximately $93,000 for fiscal 2007 to approximately $229,000 for fiscal 2008, an increase of 146%, as a result of the Company’s increased promotional efforts following its successful resolution of the title issues on the Tocantinzinho Properties.

General and administrative expenses totaled approximately $4,759,000 during fiscal 2007 as compared to approximately $7,048,000 during fiscal 2006, representing a decrease of approximately $2,289,000 or 32%. The decrease in general and administrative expenses from fiscal 2006 as compared to fiscal 2007 is primarily related to the decrease in stock compensation expense. Included in general and administrative expenses during fiscal 2007 and 2006 were approximately $2,700,000 and $4,482,000, respectively, of stock compensation expense recorded using the fair value method. After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $2,059,000 and $2,566,000 for the fiscal years of 2007 and 2006, respectively, which represents a decrease of 20%. During fiscal 2006, general and administrative expenses included bonuses totaling approximately $270,000 that were awarded to certain directors and significant payments to consultants of approximately $190,000 that did not recur in fiscal 2007.

The Company anticipates that general and administrative expenses during fiscal 2009 will increase from the level experienced in fiscal 2008 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company's business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders' Equity and the Consolidated

Statements of Cash Flows except for the capitalization of mineral properties and deferred expenditures as discussed in Note 16 to Notes to Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates.

The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars. As a result, the Company’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount of exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

B.  Financial Condition; Liquidity and Capital Resources.

As of January 31, 2008, the Company had working capital of $3,005,013 as compared to working capital of $4,517,581 at January 31, 2007. At January 31, 2008, the Company had current assets of $4,743,126, including $4,638,137 in cash and $104,989 in other current assets compared to total current liabilities of $1,738,113.

In August 2005, the Company closed a private placement of 5,000,000 units at $1.90 per unit for gross proceeds of $9,500,000. The Company paid a brokerage commission on the placement of $475,000. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $3.80 for a period of one year. If the shares of the Company traded at $4.80 or higher on each trading day during a thirty day period, the exercise period of the warrants would accelerate and holders would have a period of 30 days thereafter to exercise their warrants, failing which they would expire. All of the 2,500,000 warrants expired unexecuted in August 2006.

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,327,999. The Company paid a brokerage commission on the placement of $375,511. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year. Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share.

During fiscal 2008, 2007 and 2006 the Company received cash proceeds of $13,500, $46,900 and $1,287,142 representing the exercise of 75,000, 127,643, and 2,748,929 stock options, respectively, by officers, directors, employees and consultants at exercise prices from $0.10 to $1.30.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. ("RH 2004", a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. ("EIMB", a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. ("Cachambix", a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho and Circulo Properties in Brazil constitute the Company's current mineral holdings. While the Company has sufficient funds to complete the exploration phase underway during the first two quarters of fiscal 2009 ending July 31, 2008, additional funds will be necessary in order for the Company to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects. Certain of the Company's planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company. The Company may seek additional equity financing during fiscal 2009, including the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company's business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

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

E.  Off-Balance Sheet Arrangements.

As of May 14, 2008, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  Contractual Obligations

As of January 31, 2008, the Company's long-term debt and operating lease obligations were as follows (in US Dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt	$ 1,930,000	$ 999,000	$ 931,000	$ -	$ -
Operating Lease Obligations -Mineral Properties	85,000	82,000	3,000	-	-
Total Contractual Obligations	$ 2,015,000	$ 1,081,000	$ 934,000	$ -	$ -

The long-term debt represents the discounted value of the two payments due under the agreement to acquire the common shares of Cachambix described in “B. Results of Operations” above. The obligations are due in equal installments of $1,000,000 (U.S.) each in February 2008 and 2009 and are recorded on the consolidated balance sheet of the Company as notes payable less unamortized discounts based on an imputed interest rate of 7.6%.

G. Safe Harbor

Certain statements in this Form 20-F under “Item 3. Risk Factors”, “Item 4. Properties”, “Item 5. Operating and Financial Review and Prospects”, and “Item 8. Financial Information” constitute “forward-looking statements”. These forward-looking statements are subject to various risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success of the Company’s exploration and development operations on its Properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional properties; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue the Company’s projects; and other factors referenced in this Form 20-F. The use in this Form 20-F of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of its exploration Properties.

Item 6. Directors, Senior Management and Employees

The directors and executive officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Position with Registrant	Served As a Director and/ or Officer Since
D. Harry W. Dobson	60	Director	May 27, 2005
Patrick L. Glazier	50	Director	July 8, 1998
Brian C. Irwin	68	Director, Secretary and CFO	October 3, 1995
Mark E. Jones, III	68	Director, Chairman & CEO	March 12, 1986
Leendert G. Krol	68	Director	March 6, 2003
Daniel B. Leonard	71	Director	October 20, 1999
Dr. Roger Howard Mitchell	66	Director	June 14, 1993
Dr. Roger David Morton	72	Director	June 14, 1993
Elton L. S. Pereira	47	Vice President - Exploration	April 30, 2007
Stephen Zahony	65	Vice President - Exploration	April 1, 2005 (1)
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

Brian C. Irwin. For the past five years, Mr. Irwin's principal occupation was been the practice of law as a partner of DuMoulin Black in Vancouver, British Columbia, until his retirement in June 2005. Mr. Irwin serves as a Director of Callinan Mines Ltd., Carlin Gold Corporation, Constantine Metal Resources Ltd., and International Northair Mines Ltd.

Mark E. Jones, III. Mr. Jones has served as Chairman of the Company from 1986 to the present. In his capacity as Chairman of the Board of Directors, Mr. Jones is the chief executive officer of the Company. Additionally, Mr.

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

Leendert G. Krol. Until his retirement in April 2001, Mr. Krol had spent 13 years with Newmont Mining Corporation including the last 10 years, successively, as Director of Foreign Operation, Vice President Exploration and Vice President International Exploration. Mr. Krol served as the Company's president from March 2003 until May 2005. Mr. Krol also serves as a Director of Romarco Minerals Inc and StrataGold Corporation.

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

Mr. Elton L. S. Pereira. Prior to his appointment as Vice President of Exploration of the Company, Mr. Pereira served as the Company's Manager of Exploration for two years. Mr. Pereira has over fifteen years of experience in mineral exploration in the Amazon and throughout mid-western Brazil, primarily with the Rio Tinto Group. Mr. Pereira is a graduate of Universidade do Vale do Rio dos Sinos of Rio Grande do Sul State and has a M.Sc degree from Universidade Federal do Ouro Preto of Minas Gerais State.

Mr. Stephen G. Zahony. Prior to his employment with the Company, Mr. Zahony worked as a self-employed consultant. Mr. Zahony served as Chief Geologist for Saudi Arabian Mining Co. from March, 2000 to April, 2002. Mr. Zahony has a M.A. degree from Dartmouth College and has forty years of exploration and mining experience with a number of major and junior mining and exploration companies.

No director or officer of the Company has any family relationship with any other officer or director of the Company. The Company has no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director.

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary US ($)	Bonus US ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All other Compensa- tion (4) US ($)
Mark E. Jones, III Chairman	2008 2007 2006	186,700 120,000 120,000	56,000 6,000 106,000	- - -	- - 655,490	- - -	- - -	7,800 7,800 7,800
Leendert G. Krol President (1)	2008 2007 2006	90,000 60,000 88,000	26,000 6,000 106,000	- - -	200,000 - 624,215	- - -	- - -	- - -
Elton L. S. Pereira (2)	2008	165,000	20,000	-	400,000	-	-	-
Brian C. Irwin Director, Secretary, Chief Financial Officer	2008 2007 2006	103,800 48,400 29,100	58,400 8,500 28,800	- - -	200,000 - 206,873	- - -	- - -	- - -
Stephen G. Zahony Vice President (3)	2008 2007 2006	30,000 120,000 85,333	- 4,000 4,000	- - -	- 250,000 656,373	- - -	- - -	- - -

(1) Mr. Krol began serving as the Company’s President in March 2003 and retired in May 2005.

(2) Mr. Pereira began serving as the Company's Vice President - Exploration on April 30, 2007.

(3) Mr. Zahony began serving as the Company's Vice President - Exploration in May 2005 and resigned in April 2007. In April 2005, the Company entered into an employment agreement with Mr. Zahony with a one year term and annual compensation of US$120,000. The contract was renewed in April 2006.

(4) Car allowance.

Long Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the officers during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's stock option plan or otherwise during the most recently completed financial year to each of the officers.

Option Grants During the Most Recently Completed Fiscal Year

Individual Grants (1)
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	(2) Exercise or Base Price ($/Security)	Expiration Date
Mark E. Jones, III	Nil	Nil	Nil	N/A
Leendert G. Krol	200,000	10.5%	0.55	December 18, 2012
Brian C. Irwin	200,000	10.5%	0.55	December 18, 2012
Elton L. S. Pereira	250,000 150,000	13.2% 7.9%	0.85 0.55	May 11, 2012 December 18, 2012

(1) The options are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter).

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Corporation on the TSX Venture Exchange ("the Exchange") at the time of the grant of the option.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officer of the Corporation, and as of January 31, 2008, the number of unexercised options held by the Named Executive Officers, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Mark E. Jones, III	Nil	Nil	1,500,000 – Exercisable Nil – Unexercisable	Nil – Exercisable Nil – Unexercisable
Leendert G. Krol	Nil	Nil	1,550,000 – Exercisable 150,000 – Unexercisable	539 – Exercisable Nil – Unexercisable
Brian C. Irwin	Nil	Nil	550,000 – Exercisable 150,000 – Unexercisable	Nil – Exercisable Nil – Unexercisable
Elton L. S. Pereira	Nil	Nil	562,500 – Exercisable 237,500 – Unexercisable	Nil – Exercisable Nil – Unexercisable

Directors

Beginning July 1, 2005, the Company and Mr. Irwin entered into a consulting agreement with a term of one year and a monthly fee of $5,000. During fiscal 2008, the consulting agreement with Mr. Irwin was renewed by oral agreement and the monthly fee was increased to $10,000. During fiscal 2008, Mr. Glazier received a consulting fee bonus of $10,000. The Company maintains no pension, profit sharing, retirement or other plan providing benefits to its officers and directors.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors during the most recently completed fiscal year or subsequently, up to and including the date of this Annual Report other than the payments disclosed above.

C. Board Practices

All directors are elected annually by the shareholders and hold office until the next Annual Meeting of Shareholders. There are no directors' service contracts with the Company that provide for benefits for the directors upon termination of service.

Messrs. Leonard, Mitchell and Morton are members of the Company's Audit Committee, all of whom are "independent directors" under the rules of the Securities Exchange Act of 1934, as amended. Mr. Leonard serves as the Audit Committee's financial expert.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
•	Review and appraise the performance of the Company's external auditors.
•	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Messrs. Jones, Mitchell and Morton are members of the Company's Environmental Committee, and Messrs. Morton, Mitchell and Jones serve as members of the Company's Compensation Committee. The Compensation Committee has responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

D. Employees

The Company's principal office is located in Houston, TX. The Company also maintains administrative offices in Belem, Brazil and field offices in Itaituba, Brazil. The Company had 26, 24 and 38 full-time employees at January 31, 2008, 2007 and 2006, respectively; however, the Company retains consultants, independent contractors and part-time employees on an as-needed basis in connection with its exploration and development activities. For each of the years ended January 31, 2008, 2007 and 2006, five of the Company's full-time employees were based in the United States and the remaining employees were based in Belem and Itaituba, Brazil.

E. Share Ownership

The following table sets forth, as of May 14, 2008, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Number of Shares	Percent of Class
D. Harry W. Dobson	600,000 (1)	*
Patrick L. Glazier (2)	2,215,547 (1)	2.9%
Brian C. Irwin	700,000 (1)	*
Mark E. Jones, III	3,052,752 (1)	3.9%
Leendert G. Krol	1,700,000 (1)	2.2%
Daniel B. Leonard	1,579,124 (1)	2.1%
Dr. Roger Howard Mitchell	505,494 (1)	*
Dr. Roger David Morton	505,428 (1)	*
Elton L. S. Pereira	800,000 (1)	1.0%
Officer and Directors of the Company as a group (9 persons)	11,658,345 (1)	13.9%

* Less than 1%.

(1) A director of the Company. Includes the following options to purchase common shares:

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
D. Harry W. Dobson	300,000 300,000	1.25 2.00	May 31, 2010 August 4, 2010
Patrick L. Glazier	33,484 120,995 141,875 55,000 61,000 187,646 200,000	0.40 0.92 1.02 1.10 1.30 2.00 0.55	October 21, 2008 June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Brian C. Irwin	17,283 228,844 47,000 50,500 156,373 200,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Mark E. Jones, III	51,765 657,245 135,500 155,100 500,390	0.92 1.02 1.10 1.30 2.00	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010
Leendert G. Krol	17,956 251,328 470,001 136,500 155,100 469,115 200,000	0.49 0.92 1.02 1.10 1.30 2.00 0.55	November 26, 2008 June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Daniel B. Leonard	54,252 191,875 47,000 50,500 156,373 100,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Dr. Roger Howard Mitchell	55,027 141,875 38,000 40,000 125,098 100,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Dr. Roger David Morton	31,652 166,250 37,000 40,000 125,098 100,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Elton L. S. Pereira	100,000 300,000 250,000 150,000	0.86 0.86 0.85 0.55	February 15, 2010 August 4, 2010 May 11, 2012 December 18, 2012

(2) The beneficial owner has sole ownership, with the exception of a total of 275,376 shares, where ownership is shared.

Shares Subject to Options

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance at the dates indicated.

Equity Compensation Plan Information as of January 31, 2008
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,052,000	$1.16	3,750,857
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	9,052,000	$1.16	3,750,857

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. The options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years. Options are issued at the discretion of the Board of Directors. As of January 31, 2008, included in the 9,052,000 common share options outstanding were the 7,700,000 common stock options granted to directors and officers as disclosed in the second preceding table plus a total of 895,000 and 457,000 common stock options issued to employees and consultants, respectively.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of May 14, 2008, the number of Common Stock and the corresponding percentage ownership of each person who held of record, or was known by the Company to own beneficially, more than five percent of the Company's Common Stock. The major shareholders of the Company do not have different voting rights. Unless otherwise indicated, the Company believes the following persons have sole voting and investment power with respect to the number of shares set forth opposite their names.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
CDS & Co. (1) P. O. Box 1038, Station A, 25 The Esplanade Toronto, Ontario M5W 1G5	45,248,245	59.2%
Cede & Co. (1) P.O. Box 20, Bowling Green Station New York, New York 10274	25,845,793	33.8%

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Talon Metals Corp. Geneva Place 2nd Floor, 333 Waterfront Drive Wickam’s Cay Road Town Tortola, British Virgin Islands	4,935,500	6.5%

(1) It is the understanding of the Company that all of these shares are held by the record shareholder in a nominal, fiduciary, trustee or similar capacity. The Company is unaware of the identities of the beneficial owners of these shares, with the exception of shares held by the Company's officers or directors included in such share positions.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

The Company’s common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock. As of May 14, 2008, there were 193 holders of record of the Company’s Common Stock including 156 in the United States who collectively held 28,705,230 common shares, representing 38% of the total issued and outstanding shares of 76,437,621 common shares.

In February 2007 the Company and Talon Metals Corp. entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon Metals Corp. except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company's assets. Further, the Company had the right to find purchasers for the shares if Talon Metals Corp. wished to sell. The Voting Agreement would terminate on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon Metals Corp. and its affiliates represent in the aggregate less than 10% of the then outstanding shares.

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale Talon holds 4,935,500 shares or approximately 6.5% of the outstanding shares. The Voting Agreement terminated when the holdings of Company common shares by Talon became less than 10% of the Company’s outstanding common shares. The Company and Talon entered into an agreement whereby Talon agreed that it will not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

B. Related Party Transactions

All related party transactions are discussed in Item 6 above.

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

Legal or Arbitration Proceedings

Except as described in Note 12 of the Notes to the Company’s Consolidated Financial Statements, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject. The Company is involved from time to time in claims arising in the normal course of business.

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

B. Significant Changes

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. ("Gold Fields") entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to Gold Fields will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI. The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by Gold Fields of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of Gold Fields in which the Bom Jardim Property will be held in exchange for the Company shares.

Gold Fields will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If Gold Fields elects not to back-in, Gold Fields will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If Gold Fields acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter the parties will contribute proportionately to further expenses. The Company will have the option to request Gold Fields to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Property into production, in which case Gold Fields’ interest will be increased to 75%.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's Common Stock is listed on the TSX Venture Exchange (“the TSX”) in British Columbia, Canada under the symbol “BZO”. The Company’s Common Stock is not traded on an exchange or market in the United States.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced fiscal years were as follows:

	Price Range of Common Stock (1)
Fiscal Year Ended January 31,	High	Low
2008	1.00	0.40
2007	1.64	0.60
2006	2.50	0.80
2005	1.80	0.35
2004	0.54	0.07

(1) The Company's stock traded under the symbol "SRS" through September 17, 2003 and under "JRS" from September 18, 2003 through September 3, 2004.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced quarterly periods were as follows:

	Price Range of Common Stock
	Fiscal Year Ended January 31
	2008		2007
Fiscal Quarter Ended	High	Low	High	Low
April 30	1.00	0.76	1.64	1.18
July 31	0.91	0.66	1.62	0.98
October 31	0.86	0.60	1.30	0.60
January 31	0.78	0.40	1.40	0.78

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced months were as follows:

	Price Range of Common Stock
Month Ended	High	Low
November 30, 2007	0.78	0.40
December 31, 2007	0.58	0.45
January 31, 2008	0.60	0.41
February 28, 2008	0.73	0.46
March 31, 2008	0.72	0.49
April 30, 2008	0.70	0.51

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C. Markets

The common shares of the Company trade on the TSX Venture Exchange under the symbol "BZO".

Item 10. Additional Information

A. Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

B. Memorandum and Articles of Association

The information called for by this item was reported previously in the Company’s Form 20-F for the year ended January 31, 2007 as filed on May 25, 2007.

C. Material Contracts

The following is a summary of the material contracts entered into by the Company for the two years ended May 14, 2008:

The letter agreement dated September 11, 2006 among the Company, BrazMin Corp. and EIMB pursuant to which the Company acquired RH 2004 and EIMB, the terms of which are described in "Item 4. History of the Company, A" above.

The Quota Purchase Agreement, dated February 5, 2007 among Sabino Orlando Conceição Loguercio, Luiz Antonio Gravata Galvão, Jaguar Resources do Brasil, Mineração Cachambix LTDA, and Brazauro Holdings (Brazil) Ltd., relating to the acquisition of certain mineral rights to the Extension Area, pursuant to which the Company’s subsidiary acquired Cachambix, the terms of which are described in "Item 4. History of the Company, A" above.

The letter of intent dated May 9, 2008 between Gold Fields Holdings Company (BVI) Ltd and the Company relating to the acquisition of the Bom Jardim property, the terms of which are described in "Item 8. Financial Statements, B" above.

D. Exchange Controls

The Company is not aware of governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of the Company's Common Stock. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) as modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see "Taxation" below).

Except as provided in the Investment Canada Act (the "ICA"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter and organizational documents of the Company on the right of nonresident or foreigner owners to hold and/or vote the shares of the Company

The ICA applies when a "non-Canadian" individual or entity or controlled group of entities as defined in the ICA proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, and by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment in voting shares of a corporation is deemed to be an acquisition of control where more than 50% of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

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

E. Taxation

Dividends

Generally, dividends paid by a Canadian corporation to non-resident individuals or corporations are subject to withholding tax at a rate of 25% under Part XIII of the Income Tax Act (Canada) (the “ITA”). However, under paragraph 2 of Article X of the Canada-United States Tax Convention (1980) (the “Treaty”) the withholding tax rate may be reduced, as follows, to:

a)	5% of the gross amount of the dividends if the beneficial owner of such dividends is a US resident company which owns at least 10% of the voting stock of the corporation paying the dividends; and

b)	15% of the gross amount of the dividends in all other cases.

Subject to certain limitations and exceptions, US resident shareholders of a Canadian corporation may be entitled to a credit for all or a portion of such withholding taxes in computing their US federal and possibly their state income tax liability.

Dividends paid by a Canadian corporation to a Canadian resident shareholder will not be subject to withholding tax but will be subject to Part I and provincial income tax in Canada. Dividends on shares of a public company will usually be treated for tax purposes as “eligible” dividends which are subject to a lower tax rate of between 17.5% and 30.6%, depending on the province of residence of the individual and assuming the highest marginal tax rate applies. Non-eligible dividends are taxed at rates ranging from 25.2% to 36.8%.

Canadian resident corporations receiving dividends from the Company will not be subject to Part I tax but may be subject to Part IV tax at a rate of 33.33%, which will be refundable to the corporation at a rate of $1 for every $3 of dividends paid by the corporation.

Dispositions of Capital Property

Capital gains realized by a non-resident person on the disposal of shares that are considered to be Taxable Canadian Property (“TCP”), as defined in the ITA, are taxable in Canada as capital gains. Generally, the shares of a Canadian public corporation will be TCP where a shareholder, together with persons with whom the shareholder does not deal at arm’s length have, at any time during the five year period before the disposition, owned at least 25% of the issued shares of any class of the shares of the public corporation. “Arm’s length” is a term defined in the ITA.

If a US resident shareholder disposes of shares that are TCP, the shareholder may be exempt from tax in Canada under Article XIII of the Treaty if, at the time of the disposition of the shares, the value of the shares was derived principally from something other than direct or indirect real property interests situated in Canada. Real property interest is defined in the Treaty to include gains on Canadian real and resource properties and shares of companies that derive more than half of their value from such properties.

The disposal of TCP, whether treaty exempt or not, will require that the non-resident shareholder notify the Canada Revenue Agency (“CRA”) of the disposition and obtain a clearance certificate from the CRA under section 116 of the ITA. In addition, the non-resident shareholder will be required to file an income tax return under Part I of the ITA. Commencing in 2009, the requirement to obtain a clearance certificate where capital gains are exempt from taxation in Canada by the treaty, is expected to be lifted.

.

Capital gains are calculated, generally, as the amount by which the proceeds of disposition exceed the Adjusted Cost Base (“ACB”) of the shares and the cost of selling the shares. If the capital gain is taxable in Canada, half of the capital gain will be taxable to the vendor as a “taxable capital gain” at rates ranging from 19.5% to 24.1%, depending on the province of residence and assuming the top marginal rate of tax. If the disposition results a capital loss, half of the capital loss will be an “allowable capital loss”, deductible against taxable capital gains only. The allowable capital losses cannot be used against other types of income; however, allowable capital losses do not expire and can be carried back 3 years and forward indefinitely.

The ACB of a share includes the cost of the share plus or minus any adjustments that may be required under the ITA. The ACB of each common share of a corporation owned by an investor at any particular time will be the average ACB to him of all common shares of that corporation owned at that time.

Subject to certain limitations and exceptions, US resident shareholders of a Canadian corporation that have paid income tax in Canada, may be entitled to a credit for all or a portion of any capital gain taxation in computing their US federal and possibly their state income tax liability.

Disposition of Non-Capital Property

Gains realized by a non-resident of Canada in the course of a business of buying and selling securities carried on by the shareholder in Canada will be taxable in Canada under section 2 of the ITA, as business income. Under the ITA, a shareholder may be deemed to carry on business in Canada in respect of particular shares if he offers them for sale in Canada through an agent, including the TSX Venture Exchange. Under the Treaty, any business profits derived by a US resident shareholder of a Canadian public corporation from the disposition of the corporation’s shares will be taxable in Canada to the extent that such profits are attributable to a permanent establishment of the shareholder in Canada.

The foregoing discussion is a summary of certain tax considerations which may be relevant to shareholders of the Company. It is not intended as a substitute for personal tax planning and professional tax advice.

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

Reduced Tax Rates for Certain Dividends

For taxable years before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Stock that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

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

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended January 31, 2008, and expects that it will be a “passive foreign investment company” for the taxable year ending January 31, 2009. (See “Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC for the taxable year ending January 31, 2009.

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

The Company believes that it was a PFIC for the taxable year ended January 31, 2008, and expects that it will be a PFIC for the taxable year ending January 31, 2009. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending January 31, 2009 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Transaction Risk and Currency Risk Management

The Company is not exposed to market risk related to derivative financial instruments or other financial instruments. At the present time the Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

Foreign Currency Exchange Rate Risk

The Company is engaged in mineral exploration in Brazil. The Company’s significant contracts related to its Brazilian activities are denominated in U.S. dollars.  The Company’s equity financings are denominated in Canadian dollars. Changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows.  See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations.  Its liabilities are denominated in Canadian and U.S. dollars.

Interest Rate Risk and Equity Price Risk

The Company has been equity financed and does not have any debt that is subject to interest rate change risks.

Commodity Price Risk

While the value of the Company’s Properties is affected by the price of gold, the Company does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

Item 12. Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15T.	Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.

The term "disclosure controls and procedures" (defined in SEC rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on such evaluation, and the material weakness described below, the Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were not effective.

(b) Internal control over financial reporting.

The management of Brazauro Resources Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, through our audit committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Brazauro Resources Corporation has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2008, and this assessment identified the following material weakness in the Company’s internal control over financial reporting:

A deficiency due to a lack of human resources within our finance and accounting reporting functions that could result in material misstatements to financial statements not being detected in a timely manner. Due to the small size of the Company, a single individual is employed to perform all accounting and reporting functions. An error by that individual or turnover of that individual could result in a material misstatement to financial statements that may not be detected in a timely manner.

To make our assessment of internal control over financial reporting, we used the criteria described in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of January 31, 2008, the Company’s internal control over financial reporting was not effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c) Changes in internal controls.

There were no changes in internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics.

A formal code of ethics has not been adopted by the Company. The Board of Directors of the Company (“the Board”) views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks. In addition, the Board is responsible for succession planning and the integrity of the Company’s internal controls. The Board seeks to foster a culture of ethical conduct by striving to ensure that the Company conducts its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board encourages management to consult with legal and financial advisors to ensure that the Company is in compliance with legal and financial requirements; is aware of the Company’s continuous disclosure obligations and reviews prior to their distribution such material disclosure documents including, but not limited to, the interim and annual financial statements and Management’s Discussion and Analysis; relies on the Audit Committee to review and discuss the Company’s systems of financial controls with the external auditor; and actively monitors the Company’s compliance with the Board’s directives to ensure that all material transactions are reviewed and authorized by the Board before being undertaken by management. Since the Board and the Company follow an informal code of ethics, described herein, a formal code has not been adopted.

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on July 30, 2007, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2008 fiscal year. The chart below sets forth the total amount billed to the Company by Morgan for services performed in the fiscal years 2008 and 2007, and breaks down these amounts by category of service.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2008	$36,600	$4,000	$0	$0
January 31, 2007	$50,887	$0	$1,242	$0

Audit Committee's pre-approval policies and procedures

The Audit Committee makes recommendations concerning the engagement of public accountants, reviews the scope and results of the audit engagement, considers the range of audit and non-audit fees and reviews the adequacy of internal controls. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. In fiscal 2008, all fees paid to Morgan for audit and tax services were approved by the audit committee prior to the services being rendered.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 17. Financial Statements

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 16 to the consolidated financial statements.

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

The following is a list of and index to the Consolidated Financial Statements filed as part of this Registration Statement:

BRAZAURO RESOURCES CORPORATION

Index to Consolidated Financial Statements

Page
Auditors' Report - Morgan & Company	40

Consolidated Financial Statements:

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

May 29, 2008	BRAZAURO RESOURCES CORPORATION
(Registrant)

By: /s/ Mark E. Jones, III MARK E. JONES, III Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Jones, III Mark E. Jones, III*	Chief Executive Office and Director	May 29, 2008
/s/ D. Harry W. Dobson D. Harry W. Dobson *	Director	May 29, 2008
/s/ Patrick L. Glazier Patrick L. Glazier*	Director	May 29, 2008
/s/ Brian C. Irwin Brian C. Irwin*	Director	May 29, 2008
/s/ Leendert G. Krol Leendert G. Krol*	Director	May 29, 2008
/s/ Daniel B. Leonard Daniel B. Leonard*	Director	May 29, 2008
/s/ Dr. Roger Howard Mitchell Dr. Roger Howard Mitchell*	Director	May 29, 2008
/s/ Dr. Roger David Morton Dr. Roger David Morton*	Director	May 29, 2008

By: /s/ Mark E. Jones, III Mark E. Jones, III Attorney-in-fact For persons indicated *

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Brazauro Resources Corporation

We have audited the consolidated balance sheets of Brazauro Resources Corporation as at January 31, 2008 and 2007, and the consolidated statements of operations, shareholders’ equity, and cash flows for the years ended January 31, 2008, 2007, and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended January 31, 2008, 2007, and 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

May 23, 2008	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated May 23, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

May 23, 2008	Chartered Accountants

Brazauro Resources Corporation
Consolidated Balance Sheets
(In Canadian Dollars)

	January 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$ 4,638,137	$ 4,846,358
Accounts receivable	8,652	11,125
Prepaid expenses	96,337	13,418
Deferred stock issuance costs	-	58,250
Total current assets	4,743,126	4,929,151
Property and equipment:
Mineral properties and deferred expenditures (Note 5)	25,872,047	6,368,126
Equipment	100,115	86,240
Accumulated depreciation	(81,172)	(60,413)
Total property and equipment, at cost	25,890,990	6,393,953

Other assets	5,911	6,957
Total assets	$ 30,640,027	$ 11,330,061

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$ 641,638	$ 298,761
Asset retirement obligations	95,838	112,809
Note payable, less unamortized discount of $1,163 (Note 6)	1,000,637	-
Total current liabilities	1,738,113	411,570

Note payable, less unamortized discount of $69,383 (Note 6)	932,417	-
	2,670,530	411,570
Shareholders’ equity
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares - 76,437,621
(53,259,288 at January 31, 2007) (Note 7)	74,806,728	53,729,055
Contributed surplus	8,631,213	8,176,729
Deficit	(55,468,444)	(50,987,293)
Total shareholders’ equity	27,969,497	10,918,491
Total liabilities and shareholders’ equity	$ 30,640,027	$ 11,330,061

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III”
	Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations
(In Canadian Dollars)

	Years Ended January 31,
	2008	2007	2006
Revenues:
Interest income	$ 278,206	$ 266,190	$ 178,373
(Losses) gains on sales of equipment	-	(3,745)	1,202
	278,206	262,445	179,575
Expenses:
General and administrative (Note 13)	2,912,367	4,759,317	7,048,172
Finance charges	59,789	19,097	21,452
Write-down of mineral properties (Note 5)	684,582	795,700	906,535
Interest	177,115	-	-
Foreign exchange losses (gains)	925,504	(118,322)	462,891
	4,759,357	5,455,792	8,439,050
Net loss for the year	$ (4,481,151)	$ (5,193,347)	$ (8,259,475)
Basic and diluted net loss per share	$ (0.06)	$ (0.10)	$ (0.17)
Weighted-average number of shares outstanding	74,836,676	53,062,909	49,112,192

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders' Equity
(In Canadian Dollars)
	Common Shares Number Amount		Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at January 31, 2005	44,869,716	$ 41,536,205	$ 2,131,304	$ (37,534,471)	$ 6,133,038
Issued for cash, net of share issue cost	5,000,000	8,983,538	-	-	8,983,538
Issued for property acquisition	200,000	400,000	-	-	400,000
Issued on exercise of warrants	113,000	118,650	-	-	118,650
Stock-based compensation	-	-	4,481,631	-	4,481,631
Issued on exercise of stock options	2,748,929	2,394,310	(1,107,168)	-	1,287,142
Net loss for the year	-	-	-	(8,259,475)	(8,259,475)
Balance at January 31, 2006	52,931,645	53,432,703	5,505,767	(45,793,946)	13,144,524
Issued for property acquisition	200,000	220,000	-	-	220,000
Stock-based compensation	-	-	2,700,414	-	2,700,414
Issued on exercise of stock options	127,643	76,352	(29,452)	-	46,900
Net loss for the year	-	-	-	(5,193,347)	(5,193,347)
Balance at January 31, 2007	53,259,288	53,729,055	8,176,729	(50,987,293)	10,918,491
Issued for cash, net of share issue cost	9,253,333	7,906,430	-	-	7,906,430
Issued for property acquisition	13,850,000	13,146,552	-	-	13,146,552
Stock-based compensation	-	-	465,675	-	465,675
Issued on exercise of stock options	75,000	24,691	(11,191)	-	13,500
Net loss for the year	-	-	-	(4,481,151)	(4,481,151)
Balance at January 31, 2008	76,437,621	$ 74,806,728	$ 8,631,213	$ (55,468,444)	$ 27,969,497

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows
(In Canadian Dollars)
	Years Ended January 31,
	2008	2007	2006
Operating activities
Net loss for the year	$ (4,481,151)	$ (5,193,347)	$ (8,259,475)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	21,596	29,981	20,047
Losses (gains) on sales of equipment	-	3,745	(1,202)
Stock-based compensation	465,675	2,700,414	4,481,631
Write-down of mineral properties	684,582	795,700	906,535
Interest	144,692	-	-
Other	-	-	1,440
Changes in non-cash operating working capital:
Accounts receivable	1,175	(1,290)	20,551
Accounts receivable from a related party	-	-	54,128
Prepaid expenses	(86,631)	(13,419)	-
Deferred stock issuance costs	58,250	(58,250)	-
Accounts payable and accrued liabilities	221,545	(43,840)	65,906
Net cash used in operating activities	(2,970,267)	(1,780,306)	(2,710,439)
Investing activities
Mineral properties acquisition and exploration	(4,739,669)	(2,361,166)	(2,215,744)
Equipment	(15,550)	(25,057)	(44,218)
Proceeds from sales of equipment	-	-	1,202
Net cash used in investing activities	(4,755,219)	(2,386,223)	(2,258,760)
Financing activities
Proceeds from issuances of common shares and warrants	7,919,930	46,900	10,389,330
Net cash provided by financing activities	7,919,930	46,900	10,389,330
Effect of exchange rate changes on cash	(402,665)	10,801	(22,159)
Net (decrease) increase in cash and cash equivalents	(208,221)	(4,108,828)	5,397,972
Cash and cash equivalents, beginning of year	4,846,358	8,955,186	3,557,214
Cash and cash equivalents, end of year	$ 4,638,137	$ 4,846,358	$ 8,955,186

See accompanying notes.
See Note 14 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

1. Operations

Brazauro Resources Corporation ("the Company") was incorporated in 1986 in British Columbia, Canada, and has been engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. During fiscal 2008, 2007 and 2006, the Company pursued gold exploration opportunities that have large scale potential, with prospects in South America as the primary focus. See Note 5 for further discussion of the Company’s mineral property interests.

The nature of the Company's operations results in significant expenditures for the acquisition and exploration of properties. None of the Company's properties have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development and the discovery of economically recoverable reserves.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company anticipates that cash and cash equivalents as of January 31, 2008 will not be sufficient to satisfy the Company’s cash needs for general and administrative expenses, to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects during fiscal 2009. The Company has incurred operating losses and will require additional cash to meet its existing commitments and fund exploration activities during fiscal 2009. If continued financial support or additional financing is not available, there would be doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

2. Newly Adopted Accounting Policies

Effective February 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”).

These accounting policies were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

Financial Instruments – Recognition and Measurement

In accordance with the standard, the Company is now required to classify all financial instruments as either held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company’s financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

2.  Newly Adopted Accounting Policies (continued)

Cumulative changes in other comprehensive income (“OCI”) are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a separate component of shareholders’ equity.

For the year ended January 31, 2008, the Company did not have any OCI. As a result, a separate Statement of Comprehensive Income is not presented.

Hedges

The standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at January 31, 2008, the Company had not designated any hedging relationships.

3. Significant Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless noted otherwise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Brazauro Holdings (Brazil) Ltd. ("Brazauro Holdings"), a Canadian corporation, its wholly owned United States subsidiary, Star U.S. Inc. (“Star”), and its wholly owned British Virgin Islands subsidiary, Resource Holdings 2004 (“RH 2004”) from their respective dates of acquisition. The consolidated financial statements also include the three wholly-owned subsidiaries of Star, Diamond Operations, Inc. (“DOI”), Diamond Exploration, Inc. (“DEI”) and Continental Diamonds, Inc. (“CDI”). The Company and Brazauro Holdings own 98% and 2%, respectively, of the common shares of Jaguar Resources do Brasil Ltda. (“Jaguar”), a Brazilian corporation, and Jaguar’s wholly owned subsidiary, Mineração Cachambix Ltda. ("Cachambix"), a Brazilian corporation. RH 2004 and Brazauro Holdings own 99% and 1%, respectively, of the common shares of Empresa Internacional de Mineração do Brasil Ltda. ("EIMB"), a Brazilian corporation. Significant intercompany balances and transactions have been eliminated.

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

Fair Value of Financial Instruments

As of January 31, 2008 and 2007, the fair value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates carrying values because of the short term nature of these instruments.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

3. Significant Accounting Policies (continued)

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

Asset Retirement Obligations

The Company follows the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") and are applicable to asset retirement obligations incurred after January 1, 2004. These recommendations require accounting for the estimated fair value of legal obligations to reclaim and remediate mineral properties in the period incurred, at the net present value of the cash flows required to settle the future obligations. The corresponding amount is capitalized to the related asset and accounted for in accordance with the Company’s accounting policies for mineral properties and deferred expenditures. The liabilities are subject to accretion over time for increases in the fair value of the liabilities.

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

Remediation and reclamation expenditures are charged against earnings as incurred. At this stage of the Company's exploration programs, remediation activities are performed immediately upon completion of each phase of exploration activities.

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

3. Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted loss per share. No shares were added to the weighted average number of common shares outstanding during the years ended January 31, 2008, 2007, or 2006 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. Recent Accounting Pronouncements in Canada

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transactions Costs” (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC 166 effective January 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

Accounting Changes

Effective February 1, 2008, the Company adopted CICA Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

4. Recent Accounting Pronouncements in Canada (continued)

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. This new section will be effective for the Company beginning February 1, 2008. The Company does not expect the impact of the adoption of this new section on the financial statements to be significant.

Goodwill and Intangible Assets

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064 is applicable to the Company commencing October 1, 2008 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company is currently evaluating the effects of adopting these standards.

5. Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company's rights to such mineral rights may not materialize and the exact boundaries of the Company's properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as "optionors"). The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the "Tocantinzinho Properties") over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. As of January 31, 2008, the Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the "Underlying Agreements") totaling $1,600,000 (U.S.) over a four-year period. As of January 31, 2008, the Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the "Extension Area") covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations related to periodic renewal requirements for its

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

5. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

exploration licenses, and certain of those exploration licenses’ initial three year terms expired during the first quarter of fiscal 2009. The Company has complied with the renewal requirements and expects to receive extensions of those licenses during the second quarter of fiscal 2009.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company's attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral ("DNPM") and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Jaguar Resources do Brasil Ltda., reached an agreement ("the Extension Area Agreement") with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Jaguar Resources do Brasil Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon's subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.). Upon issuance of the common shares, the Company and Talon entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company's assets. Further, the Company had the right to find purchasers for the shares if Talon wished to sell. The Voting Agreement terminated on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to Talon represented approximately 19.8% of the issued shares of the Company. Prior to the closing of the transaction, Talon did not own beneficially, directly or indirectly, any shares of the Company.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

5. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale, Talon holds 4,935,500 shares or approximately 6.5% of the outstanding shares. The Voting Agreement terminated when the holdings of Company common shares by Talon became less than 10% of the Company’s outstanding common shares. The Company and Talon entered into an agreement whereby Talon agreed that it will not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

The option agreement provides that the optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Since the application for the license subject to the option agreement covering the Extension Area (the eastern portion of the deposit) will not be successful due to the presence of a prior owner with mineral rights to that area (being Cachambix, now owned by the Company), the 3.5% NSR is not payable on the Extension Area. The Company estimates that approximately 60 to 65% of the deposit lies within the Extension Area.

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company has agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder's fee related to this 16,000 hectare property. As of January 31, 2008, the remaining commitment under this agreement is $65,000 (U.S.) to be paid during the year ended January 31, 2009. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

Crepori Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 were written off in fiscal 2008, and the Company has no further obligations under the option agreement.

Circulo/ Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007.

Sucuri Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company had an option to earn 100% of the Sucuri Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The Company could terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

5. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

In fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities would be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 were written off in fiscal 2007. In fiscal 2008, after additional review of the viability of the property, the Company advised the optionor that the Company would release the Sucuri property and no further payments would be made under the agreement. The accumulated acquisition and exploration costs totaling $107,888 were written off in fiscal 2008.

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

During fiscal 2005 and 2006, the Company performed exploration activities at the Mamoal Property, including a regional soil auger sampling program, core drilling and a grid soil geochemical survey. The results of the above testing were not encouraging, and the Company ceased exploration of this project in fiscal 2007. An impairment reserve of $906,535 was recorded at January 31, 2006, representing the entire capitalized costs of the Mamoal Property at that date. Additional costs incurred during fiscal 2007 totaling $17,748 were written off in fiscal 2007.

Batalha Property

In September 2004, the Company applied for an exploration license to the 9800 hectare Batalha Property, located in the Tapajós gold province in northern Brazil. The Company agreed to pay the original holder of artisanal mining rights of Batalha, who controls over 1,700 hectares lying within the exploration license and directly over the Batalha zone, the equivalent of approximately $91,000 Canadian dollars in Brazilian Reals over a 42 month period with a buyout after 4 years of $250,000 (U.S.) (if the project was deemed economic by the Company) and an additional sum based on the number of ounces of gold in the proven and probable (or measured and indicated) categories at Batalha as set out in a pre-feasibility or feasibility study. The per ounce payment amount ranges in a sliding scale from $1 (U.S.) per ounce for the first one million ounces up to $10 (U.S.) per ounce for each ounce over four million ounces. The 9,800 hectare exploration license lies over top of this area, covering extensions to north, south and west. If after four years the Company, in its sole opinion, had not found an economic ore body, the area and all collected data will be returned to the vendor.

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

The Company recorded a reserve for leasehold reclamation costs during fiscal 2004 of approximately $143,000, representing the estimated costs of the Company's obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

5. Mineral Properties and Deferred Expenditures (continued)

Arkansas Properties (continued)

authorities. The Company performed reclamation activities during fiscal 2004 to 2007 and expects to complete the restoration during fiscal 2009.

Mineral properties and deferred expenditures were as follows:

	Balance at January 31, 2007	Additions	Impaired/ Write-Offs	Balance at January 31, 2008
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 2,577,503	$ 17,902,131	$ -	$ 20,479,634
Exploration costs:
Drilling	1,564,607	919,734	-	2,484,341
Field expenses	1,487,764	431,254	-	1,919,018
Geological	440,122	180,160	-	620,282
Assay	239,686	92,315	-	332,001
Total exploration costs	3,732,179	1,623,463	-	5,355,642
Total Tocantinzinho Properties	6,309,682	19,525,594	-	25,835,276

Sucuri Property:
Acquisition costs	49,818	25,122	(74,940)	-
Exploration costs:
Field expenses	-	27,885	(27,885)	-
Geological	-	705	(705)	-
Assay	-	4,358	(4,358)	-
Total exploration costs	-	32,948	(32,948)	-
Total Sucuri Property	49,818	58,070	(107,888)	-

Crepori Property:
Acquisition costs	7,742	31,950	(39,692)	-
Exploration costs:
Drilling	-	179,112	(179,112)	-
Field expenses	-	329,624	(329,624)	-
Geological	-	667	(667)	-
Assay	-	27,599	(27,599)	-
Total exploration costs	-	537,002	(537,002)	-
Total Crepori Property	7,742	568,952	(576,694)	-

Circulo/ Bom Jardim Property:
Acquisition costs	884	33,846	-	34,730
Exploration costs	-	1,349	-	1,349
Total Circulo/ Bom Jardim Property	884	35,195	-	36,079

Other:
Acquisition costs	-	692	-	692
Total acquisition costs	2,635,947	17,993,741	(114,632)	20,515,056
Total exploration costs	3,732,179	2,194,762	(569,950)	5,356,991
Total costs	$ 6,368,126	$ 20,188,503	$ (684,582)	$ 25,872,047

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

5. Mineral Properties and Deferred Expenditures (continued)

Balance at January 31, 2006	Additions	Impaired/ Write-Offs	Balance at January 31, 2007
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 1,720,296	$ 857,207	$ -	$ 2,577,503
Exploration costs:
Drilling	1,038,257	526,350	-	1,564,607
Field expenses	1,175,031	312,733	-	1,487,764
Geological	341,939	98,183	-	440,122
Assay	196,451	43,235	-	239,686
Total exploration costs	2,751,678	980,501	-	3,732,179
Total Tocantinzinho Properties	4,471,974	1,837,708	-	6,309,682

Mamoal Property:
Acquisition costs	-	-	-	-
Exploration costs:
Field expenses	-	13,448	(13,448)	-
Geological	-	62	(62)	-
Assay	-	4,238	(4,238)	-
Total exploration costs	-	17,748	(17,748)	-
Total Mamoal Property	-	17,748	(17,748)	-

Batalha Property:
Acquisition costs	20,529	10,751	(31,280)	-
Exploration costs (Field costs)	-	38,809	(38,809)	-
Total Batalha Property	20,529	49,560	(70,089)	-

Sucuri Property:
Acquisition costs	-	49,818	-	49,818
Exploration costs:
Drilling	-	374,809	(374,809)	-
Field expenses	-	290,673	(290,673)	-
Geological	-	3,719	(3,719)	-
Assay	-	38,662	(38,662)	-
Total exploration costs	-	707,863	(707,863)	-
Total Sucuri Property	-	757,681	(707,863)	49,818

Crepori Property:
Acquisition costs	-	7,742	-	7,742
Exploration costs (Field costs)	-	-	-	-
Total Crepori Property	-	7,742	-	7,742

Circulo Property:
Acquisition costs	-	884	-	884
Exploration costs (Field costs)	-	-	-	-
Total Circulo Property	-	884	-	884
Total acquisition costs	1,740,825	926,402	(31,280)	2,635,947
Total exploration costs	2,751,678	1,744,921	(764,420)	3,732,179
Total costs	$ 4,492,503	$ 2,671,323	$ (795,700)	$ 6,368,126

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

6. Notes Payable

As discussed in Note 5, in February 2007, the Company entered into an agreement to purchase the shares of Cachambix. The agreement provides for two payments of $1,000,000 (U.S.) each, to be paid in February 2008 and 2009, to the former shareholders of Cachambix. The Company paid the first payment of $1,000,000 (U.S.) in February 2008. The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):

	January 31,
	2008	2007
Note payable, current, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2008	$1,001,800	$-
Less unamortized discount based on imputed interest rate of 7.6%	$(1,163)	$-
Note payable, current, less unamortized discount	$1,000,637	-
Note payable, long-term, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2009	$1,001,800	$-
Less unamortized discount based on imputed interest rate of 7.6%	$(69,383)	$-
Note payable, long term, less unamortized discount	$932,417	$-

7. Share Capital

In August 2005, the Company closed a private placement of 5,000,000 units at $1.90 per unit for gross proceeds of $9,500,000. The Company paid a brokerage commission on the placement of $475,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $3.80 for a period of one year. All of the 2,500,000 warrants expired unexercised in August 2006.

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,610. Each unit consists of one common share and one half of one share purchase warrant. Each of the 4,626,666 warrants would entitle the holder to purchase one additional share of the Company at $1.60 until March 22, 2008. Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share.

8. Stock Option Plan

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. Any consideration paid by the optionee on the exercise of options is credited to share capital. Options granted are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

8.  Stock Option Plan (continued)

The activities in common stock option grants outstanding for the prior three fiscal years are as follows:

2008	2007	2006
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	8,077,000	$ 1.34	7,954,643	$ 1.33	6,603,572	$ 0.72
Granted (1)	1,900,000	0.65	250,000	1.36	4,100,000	1.74
Exercised	(75,000)	0.18	(127,643)	0.37	(2,748,929)	0.47
Forfeited	(850,000)	1.39	-	-	-	-

Outstanding, end of year	9,052,000	$ 1.16	8,077,000	$ 1.34	7,954,643	$ 1.33

(1) During fiscal 2008, a total of 650,000 options were granted to an officer and employees and have an exercise price of $0.85 and an expiration date of May 11, 2012. Additionally, during fiscal 2008, a total of 1,250,000 options were granted to directors, officers and employees with an exercise price of $0.55 and an expiration date of December 18, 2012.

The following table summarizes information about stock options outstanding at January 31, 2008:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Exercisable	Weighted Average Exercise Price Of Options Exercisable
$ 0.40 to $ 0.55	1,729,474	$ 0.51	3.8	791,974	$ 0.47
$ 0.85 to $ 0.86	950,000	$ 0.85	3.5	675,000	$ 0.86
$ 0.92 to $ 1.36	4,228,899	$ 1.07	1.7	4,228,899	$ 1.07
$ 2.00	2,143,627	$ 2.00	2.5	2,143,627	$ 2.00
	9,052,000			7,839,500

Subsequent to January 31, 2008, a total of 300,000 options were granted to a consultant with an exercise price of $0.51 and an expiration date of February 15, 2013.

9. Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three years ending January 31, 2008 as follows:

	2008	2007	2006
Consulting	$ 122,683	$ 242,826	$ 291,334
Salaries	342,992	2,457,588	4,190,297
	$ 465,675	$ 2,700,414	$ 4,481,631

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

9. Stock-Based Compensation (continued)

These amounts have also been recorded as contributed surplus on the consolidated balance sheets. As of January 31, 2008, the fair market value of the total compensation cost related to nonvested stock options to be recognized upon vesting totals $347,642 and is expected to be recognized in fiscal 2009.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Expected dividend yield	0%	0%	0%
Expected volatility	69 -71%	136%	141-150%
Risk-free interest rate	4.0 to 4.5%	4.1%	3.4 to 3.6%
Expected life	2.5 to 3.5 years	2 years	2 to 3 years
Weighted average fair value of options granted	$ 0.33	$ 0.92	$ 1.26

10. Income Taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense (recovery) is as follows:

	Years Ended January 31,
	2008	2007	2006

Statutory rates	34%	34%	35%

Income tax at statutory rates	(1,524,000)	(1,766,000)	(2,869,000)
Increase in taxes from:
Non-deductible items	164,000	936,000	1,571,000
Differences in foreign tax rates	904,000	680,000	485,000
Effect of change in tax rate	-	20,000	21,000
Benefit of losses not recognized	456,000	130,000	792,000
	$ -	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as of January 31 are as follows:

	January 31,
	2008	2007
Future income tax assets
Operating loss carryforwards	$ 9,821,000	$ 10,845,000
Property and equipment	133,000	174,000
Share issue cost	162,000	119,000
Valuation allowance for future tax assets	(10,116,000)	(11,138,000)
	$ -	$ -

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

10. Income Taxes (continued)

The Company has available losses for income tax purposes of approximately $35 million, which may be carried forward and applied against future taxable income when earned. Brazilian losses are offset by up to 30% of fiscal profits. United States net operating losses may be limited if more than a 50% ownership change has occurred with respect to any Company included in the consolidated group. If an ownership change has occurred, such losses are limited on an annual basis to the value of the respective Company on the date of change multiplied by the U.S. federal long-term, tax-exempt rate in effect for the period. In addition, some U.S. net operating losses may be subject to other limitations based on taxable income from wholly owned subsidiaries on a stand-alone basis.

The losses expire as follows:

Canada	United States	Brazil	Total
(in Canadian dollars)

2009	134,000	398,000	-	532,000
2010	439,000	133,000	-	572,000
2011	273,000	1,258,000	-	1,531,000
2012	449,000	3,932,000	-	4,381,000
2013	-	1,187,000	-	1,187,000
From 2016 to 2028	1,919,000	15,051,000	-	16,970,000
Indefinitely	-	-	10,126,000	10,126,000
	$ 3,214,000	$ 21,959,000	$ 10,126,000	$ 35,299,000

At January 31, 2008, the Company has incurred approximately $512,000 of exploration and development costs which may be deducted against future Canadian taxable income subject to certain limitations.

11. Related Party Transactions

During fiscal 2008, 2007 and 2006, a director was paid consulting fees of $171,895, $64,623 and $69,515, respectively, for advisory services to the Company. Additionally, during fiscal 2008, a second director was paid consulting fees of $10,000 for advisory services to the Company. During fiscal 2006, the chairman of the Company repaid an accounts receivable totaling $55,900.

Amounts totaling $93,839 were paid by the Company during fiscal 2006 to a law firm in which a director was a partner until his retirement in June 2005.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. Contingencies

Except as described below, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

A legal action was filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 by James M. Cairns relating to a claim by Mr. Cairns for the failure of the company to make a timely release of escrow shares.  The Company believes it has meritorious defenses to such claim.  No proceedings in the action in British Columbia have been taken by the plaintiff since March 30, 2000 and the company has instructed counsel to have the action dismissed for lack of prosecution.  However, the Company cannot provide any assurances that it will be successful, in whole or in part, with respect to its proceedings.  The outcome of this action is not determinable and no loss provision has been recorded in the financial statements for this item.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

13. General and Administrative Expenses

General and administrative expenses consist of the following:

	Years Ended January 31,
	2008	2007	2006
Consulting fees	$ 480,774	$ 506,615	$ 774,405
Depreciation	21,596	29,981	20,047
Entertainment	67,556	45,747	93,818
Insurance	34,402	23,773	26,761
Office	145,714	144,549	202,726
Professional fees	330,903	374,468	267,842
Rent	39,984	41,032	38,585
Repairs and maintenance	18,645	15,461	31,523
Salaries and benefits	1,336,694	3,304,909	5,216,740
Shareholder relations	228,917	92,669	173,703
Travel	207,182	180,113	202,022
Total	$ 2,912,367	$ 4,759,317	$ 7,048,172

14. Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

Years Ended January 31,
	2008	2007	2006
Supplemental cash flow disclosure:
Interest paid in cash	$ -	$ -	$ -
Income taxes paid	-	-	-

Non-cash investing activities:
Shares and notes payable issued for mineral properties	$ 15,338,257	$ 220,000	$ 400,000

15. Segment Information

The Company acquires and explores mineral properties, and these activities are focused principally in South America. Geographic segmentation of mineral properties is provided in Note 5.

16. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer and capitalize mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under United States GAAP, all exploration costs incurred are expensed.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

16. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statements of operations relative to US GAAP were:

	Years Ended January 31,
	2008	2007	2006
Net loss in accordance with Canadian GAAP	$(4,481,151)	$(5,193,347)	$(8,259,475)

Deduct:
Deferred exploration expenditures capitalized during the period	(1,624,812)	(980,501)	(1,149,793)
Add:
Deferred exploration expenditures written off in the period that would have been expensed in a prior period	-	-	120,297

Net loss in accordance with United States GAAP	$(6,105,963)	$(6,173,848)	$(9,288,971)

Basic and diluted net loss per share (United States GAAP)	$(0.08)	$(0.12)	$(0.19)

Weighted average shares outstanding (United States GAAP)	74,836,676	53,062,909	49,112,192

The significant differences in the consolidated balance sheets relative to US GAAP were:

	January 31,
	2008	2007

Shareholders’ equity – Canadian GAAP	$27,969,497	$10,918,491
Deferred exploration expenditures	(5,356,991)	(3,732,179)

Shareholders’ equity – United States GAAP	$22,612,506	$7,186,312

	January 31,
	2008	2007

Mineral properties and deferred exploration expenditures – Canadian GAAP	$25,872,047	$6,368,126
Deferred exploration expenditures expensed per United States GAAP	(5,356,991)	(3,732,179)

Acquisition costs of mineral properties – United States GAAP	$20,515,056	$2,635,947

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

16. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statements of cash flows relative to US GAAP were:

	Years Ended January 31,
	2008	2007	2006
Net cash used in operating activities
Canadian GAAP	$ (2,970,267)	$ (1,780,306)	$ (2,710,439)
Deferred exploration expenditures	(2,194,762)	(1,744,921)	(1,827,395)
US GAAP	(5,165,029)	(3,525,227)	(4,537,834)

Net cash used in investing activities
Canadian GAAP	(4,755,219)	(2,386,223)	(2,258,760)
Deferred exploration expenditures	2,194,762	1,744,921	1,827,395
US GAAP	(2,560,457)	(641,302)	(431,365)

Net cash provided by financing activities
Canadian GAAP and U.S. GAAP	7,919,930	46,900	10,389,330

Warrants Issued

Under United States GAAP, the fair value of the 113,000 warrants issued in the private placement in the first quarter of fiscal 2008 would be recorded as Warrants of $481,900 in Shareholders’ Equity as of January 31, 2008, and Common Shares would be reduced by $481,900 to $74,324,828 as of January 31, 2008. The fair value of the warrants was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 77%; risk-free interest rate, 4%; expected life of warrant, 1 year.

Recent Accounting Pronouncements

1.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

2.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

16. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

3.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on the consolidated financial statements.

4.

In September 2006, FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Statement No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

5.

In September 2006, FASB issued Statement No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

6.

In February 2007, FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting Statement No. 159 but does not expect that it will have a material effect on the consolidated financial statements.

7.

In December 2007, FASB issued Statement of Financial Accounting Standard No. 141(R), “Business Combinations (revised 2007)”. This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective for business combinations which would take place in the Company’s fiscal year beginning February 1, 2009. The Company has not yet determined the impact, if any, of adopting Statement No. 141(R) on its consolidated financial statements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2008, 2007 and 2006

16. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

8.

In December 2007, FASB issued Statement of Financial Accounting Standard No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This statement establishes guidance in accounting for non-controlling interest in a subsidiary and in deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting Statement No. 160 but does not expect that it will have a material effect on the consolidated financial statements.

17. Subsequent Event

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to the third party will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI. The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of the third party in which the Bom Jardim Property will be held in exchange for the Company shares.

The third party will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If the third party elects not to back-in, the third party will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If the third party acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter, the parties will contribute proportionately to further expenses. The Company will have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Property into production, in which case the third party’s interest will be increased to 75%.

Index to Exhibits

1.1	Certificate of Incorporation, Memorandum and Articles of Texas Star Resources Corporation (the "Company") dated March 12, 1986. (a)
1.2	Amendment to Certificate of Incorporation and Memorandum. (b)
1.3	Certificate of Change of Name dated October 30, 1996.
1.4	Amendment to the Company’s Memorandum, effective November 27, 2001. (h)
1.5	Articles of the Company dated August 11, 2004. (m)
4.1	Agreement dated July 28, 1992, between the Company and certain royalty holders (as set forth therein). (a)
4.2

Stock Purchase Agreement dated July 29, 1992, by and among the Company, DEI, James M. Cairns, Jr., Gandy Baugh and Stewart Jackson (such individuals being collectively referred to as the "DEI Shareholders"), and the Amendment thereto dated January 13, 1993. (a)

4.3	Prospecting Permit and Option to Lease dated November 4, 1992, between DEI and various interest holders. (a)
4.4	Agreement dated December 22, 1992, between the Company and certain royalty interest holders. (a)
4.5	Royalty Interest Agreement dated January 13, 1993, by and between the Company and the DEI Shareholders relating to the properties of the Company and DEI in Arkansas. (a)
4.6	Mining Lease between the Company and certain royalty interest holders dated November 4, 1996. (c)
4.7	Amendment No. 1 to Mining Lease between the Company and certain royalty interest holders dated November 1997.(d)
4.8	Mining Lease between the Company and ABJ Hammett Estate/ Trust dated September 11, 1997. (d)
4.9	Mining Lease Agreement and Lease Modification and Escrow Agreement dated December 16, 1999. (e)
4.10	Letter Agreement dated October 26, 2000 between the Company and McGeorge Contracting Co. (f)
4.11	Stripping Agreement dated October 31, 2000 between the Company and McGeorge Contracting Co. (f)
4.11	Lease Confirmation Agreement dated effective March 16, 2000. (g)
4.12	Mining Lease between the Company and ABJ Hammett Estate/ Trust dated November 15, 2000. (g)
4.13	Trust Deed for Debentures dated February 16, 2001 between the Company and Montreal Trust Company of Canada. (g)
4.14	Pledge Agreement for Shares of Star U.S., Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
4.15	Pledge Agreement for Shares of Diamond Operations, Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
4.16	Second Supplemental Indenture between the Company and Computershare Trust Company of Canada dated February 11, 2003. (i)
4.17	Option Agreement, Tocantinzinho Project – Brazil dated July 31, 2003. (j)
4.18	Letter Agreement between BrazMin Corp. and the Company dated September 12, 2006 (k)
4.19	Quota Purchase Agreement, dated February 5, 2007 among Sabino Orlando Conceição Loguercio, Luiz Antonio Gravata Galvão, Jaguar Resources do Brasil, Mineração Cachambix LTDA, and Brazauro Holdings (Brazil) Ltd. (l)
4.20	Letter of Intent between Gold Fields Holdings Company BVI Ltd. and the Company dated May 9, 2008. (n)
8	Subsidiaries of the Registrant. (n)
12.1	Certification of Chairman pursuant to Exchange Act Rules 13a-14. (n)
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14. (n)
12.3	Certification of Chairman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (n)
12.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (n)
23.1	Consent of Independent Registered Public Accounting Firm (n)

________________

(a)	Filed as an exhibit to Registration Statement on Form 10 as filed on June 23, 1993.
(b)	Filed as an exhibit to Form 8 Amendment No. 1 to Form 10 as filed on October 4, 1993.
(c)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1997 as filed on May 13, 1997.
(d)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1998 as filed on April 29, 1998.
(e)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2000 as filed on April 28, 2000.
(f)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2000 as filed on December 13, 2000.
(g)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2001 as filed on April 27, 2001.
(h)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2001 as filed on December 13, 2001.
(i)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended April 30, 2003 as filed on June 16, 2003.
(j)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended July 31, 2003 as filed on September 15, 2003.
(k)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2006 as filed on December 15, 2006.
(l)	Filed as an exhibit to Form 8-K as filed on February 12, 2007.
(m)	Filed as an exhibit to Form 20-F for the fiscal year ended January 31, 2007 as filed on May 25, 2007.
(n)	Filed herewith.

All Exhibits referred to in (a) through (m) above were filed with previous Securities and Exchange Commission filings of the Company (File No. 0-21968) and are incorporated herein by reference.