Form 20-F
period 2009-01-31
BRAZAURO RESOURCES CORP
filed 2009-06-01
CIK 908177

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2009

Commission file number: 0-21968

BRAZAURO RESOURCES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

British Columbia (State or Other Jurisdiction of Incorporation or Organization)	76-0195574 (I.R.S. Employer Identification No.)

16360 Park Ten Place, Suite 217

Houston, TX 77084

(Address of Principal Executive Offices, including Zip Code)

Brian C. Irwin, (281) 579-3400, bcirwin@shaw.ca / (281) 579-9799,

771 Mariner Way, Parksville, B.C., Canada V9P 1S4

(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class None	Name of Exchange on Which Registered None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

COMMON STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as January 31, 2009:   85,237,621 Common Shares

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site , if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T ( 232.405 of this chapter) during the preceding 12 months (or for such shorter period the the resgistrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☒
by the International Accounting Standards Board	☐

Indicate by check mark which financial statement item the registrant has elected to follow:	☒ Item 17	☐ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes	Yes ☐ No ☒

BRAZAURO RESOURCES CORPORATION

FORM 20-F

TABLE OF CONTENTS

Item	Page
Number	Number

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	5
Item 4A.	Unresolved Staff Comments	11
Item 5.	Operating and Financial Review and Prospects	11
Item 6.	Directors, Senior Management and Employees	17
Item 7.	Major Shareholders and Related Party Transactions	26
Item 8.	Financial Information	28
Item 9.	The Offer and Listing	28
Item 10.	Additional Information	30
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	40
Item 12.	Descriptions of Securities Other than Equity Securities	41

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	42
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	42
Item 15T.	Controls and Procedures	42
Item 16A.	Audit Committee Financial Expert	43
Item 16B.	Code of Ethics	43
Item 16C.	Principal Accountant Fees and Services	43
Item 16D.	Exemptions from the Listing Standards for Audit Committees	44
Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	44
Item 16F.	Change in Registrant’s Certifying Account	44
Item 16G.	Corporate Governance	44

PART III

Item 17.	Financial Statements	44
Item 18.	Financial Statements	45
Item 19.	Exhibits	45

Signatures	46

i

Item 1.	Identity of Directors, Senior Management and Advisors

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

A.   Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended January 31, 2005, 2006, 2007, 2008 and 2009 has been derived from the consolidated financial statements of Brazauro Resources Corporation (“the Company”) for the years indicated and is expressed in Canadian dollars. The selected consolidated financial information should be read in conjunction with the discussion in “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included on pages 47 to 79 herein. References in this Annual Report on Form 20-F to “Notes” are intended to refer to the Notes to the consolidated financial statements included herein.

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

Selected Consolidated Financial Data

	Fiscal Year Ended January 31
	2009	2008	2007	2006	2005
	(000’s except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	21	685	795	907	-
Net loss for the year	(3,280)	(4,481)	(5,193)	(8,259)	(3,741)
Basic and diluted net loss per share	(0.04)	(0.06)	(0.10)	(0.17)	(0.10)
Working capital	4,586	3,005	4,518	8,611	3,296
Total assets	35,315	30,640	11,330	13,498	6,482
Total liabilities	1,853	2,671	412	354	349
Net assets	33,462	27,969	10,918	13,144	6,133
Common share capital	82,106	74,807	53,729	53,433	41,536
Dividends per share	-	-	-	-	-
Weighted average shares outstanding	81,054	74,837	53,063	49,112	38,950

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“United States GAAP”). A discussion of differences between Canadian GAAP and United States GAAP is contained in Note 20 to the consolidated financial statements.

If the Company had followed United States GAAP, certain items in the consolidated financial statements would have been reported as follow:

Selected Consolidated Financial Data (United States GAAP)

	Fiscal Year Ended January 31
	2009	2008	2007	2006	2005
	(000’s except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties		115	31	109	-
Net loss for the year	(6,033)	(6,106)	(6,174)	(9,289)	(5,290)
Basic and diluted net loss per common share	(0.07)	(0.08)	(0.12)	(0.19)	(0.14)
Working capital	4,586	3,005	4,518	8,611	3,296
Total assets	27,234	25,284	7,598	10,747	4,759
Total liabilities	1,853	2,671	412	354	349
Net assets	25,381	22,613	7,186	10,393	4,410
Common share capital	82,106	74,807	53,729	53,433	41,536
Dividends per share	-	-	-	-	-
Weighted average common shares outstanding	81,054	74,837	53,063	49,112	38,950

Exchange Rates

On May 22, 2009, the noon exchange rate for the Canadian dollar against the U.S. dollar according to the Bank of Canada, was $1.00 (Canadian) = U.S. $0.8902. Bank of Canada exchange rates are nominal quotations, not buying or selling rates, and are intended for statistical or analytical purposes. Rates available from financial institutions will differ.

The following table sets forth, for each of the years between 2005 and 2008, additional information with respect to the noon buying rate for $1.00 (Canadian). Such rates are set forth as U.S. dollars per Canadian $1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York. For year 2009 was used the information with respect the noon exchange rate for the Canadian dollar against the U.S. dollar according to the Bank of Canada nominal quote.

Rate	2009	2008	2007	2006	2005
Average (1)	0.9239	0.9508	0.9419	0.8844	0.8276

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	November, 2008	December, 2008	January, 2009	February, 2009	March, 2009	April, 2009
High	0.8713	0.8423	0.8503	0.8224	0.8202	0.8421
Low	0.7721	0.7688	0.7834	0.7855	0.7653	0.7870

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

As of May 22, 2009, the Company had sufficient cash to fund general and administrative expenses and to complete planned exploration payments during fiscal 2010. As discussed above, the Company will likely be required to raise additional capital for additional exploration activity on its existing properties and acquisition of new exploration prospects subsequent to fiscal 2010. There can be no assurance that additional funds can be raised. See “Item 5. Operating and Financial Review and Prospects”.

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

Limited Market for Common Shares. The liquidity of the common shares of the Company, or ability of the shareholder to buy or sell the Company’s common stock, may be significantly limited for various unforeseeable periods. The average daily volume of the Company’s shares traded on the TSX Venture Exchange during fiscal 2009 was approximately 115,000 shares. The market price of the Company’s shares has historically fluctuated in a large range, as disclosed in “Item 9 - The Offer and Listing”. The price of the Company’s common shares may be affected by many factors, including adverse change in the Company’s business, a decline in gold price and general economic trends.

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

The authorized capital of the Company consists of an unlimited amount of shares of common stock without par value (the “Common Stock”), of which 85,237,621 shares were issued and outstanding as of May 22, 2009. The Common Stock of the Company ranks equally as to dividends, voting rights and participation in assets and is traded under the symbol “BZO” on the TSX Venture Exchange.

The Company’s principal office is located at 16360 Park Ten Place, Suite 217, Houston, Texas, U.S.A. 77084, and its phone number is (281) 579-3400. The Company’s website may be found at www.brazauroresources.com.

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

In February 2007, the Company completed the acquisition of certain mineral rights to the Tocantinzinho Property via the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and the payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties upon payment of $850,000 (U.S.) and two future payments of $1,000,000 (U.S.) each, due and paid in February 2008 and 2009.

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

In fiscal 2009, the Company performed additional exploration activities at the Tocantinzinho and Circulo Properties, resulting in the capitalization of approximately $2,122,000 and $520,000, respectively, in exploration expenditures in addition to the capitalization of acquisition costs totaling approximately $154,000 and $38,000, respectively. At the Company’s Crepori Property, additional exploration costs totaling approximately $21,000 were written off in fiscal 2009.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State. The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years. Exploration activities were conducted at the Company’s Piranha Property during fiscal 2009, resulting in the capitalization of acquisition and exploration costs of approximately $12,000 and $83,000, respectively

B.   Business Overview

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

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral (“DNPM”). The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho and the Circulo Properties. Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2009 calendar year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances and gains on sales of equipment.

C.	Organizational Structure

As of January 31, 2009, the Company had four wholly-owned subsidiaries; Brazauro Holdings (Brazil) Ltd., a British Columbia corporation (“Brazauro Holdings”), Star U.S. Inc., a Delaware corporation (“Star”), Brazauro Holdings (BVI) Ltd., and RH 2004. Star in turn owns 100% of the stock of three corporations, Diamond Exploration, Inc. and Continental Diamonds, Inc., both of which are Arkansas corporations (“DEI” and “CDI”, respectively), and Diamond Operations, Inc., a Delaware corporation (“DOI”). The Company and Brazauro Holdings own 98% and 2%, respectively, of Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), a Brazilian corporation, which in turn owns 100% of Cachambix. RH 2004 and Brazauro Holdings own 99% and 1%, respectively, of EIMB, a Brazilian corporation. All references to the Company herein include its subsidiaries unless otherwise noted. The Company’s Consolidated Financial Statements referred to herein also include its subsidiaries. The Company’s fiscal year ends January 31.

D.   Properties

Currently, all of the Company’s Properties are located in the Tapajós Gold District of Brazil’s northerly Pará State. The general location of the Company’s Brazilian Properties is shown on the map provided below. The map is followed by a description of the Company’s rights and interests in each of the Properties.

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”). The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. As of January 31, 2009, the Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying

Agreements”) totaling $1,600,000 (U.S.) over a four-year period. As of January 31, 2009, the Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations related to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during fiscal 2009. The Company has complied with the renewal requirements on the Extension Area and the 4,275 hectare area, and expects to receive extensions of those licenses during the calendar year 2009. In February 2009, the Company received the renovation on the exploration license in respect of the central 4,000 hectare area.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Brazauro Recursos Minerais Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon’s subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments was secured by the Cachambix shares. As of February 2009, the Company has made all the payments under the agreement.

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

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million.

Crepori Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results, elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

Circulo/ Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company was to acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil. The Company was to issue $1,000,000 in common shares for the Bom Jardim Property.

The parties agreed to negotiate a definitive agreement governing the terms of the transaction in detail. In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplate in the LOI, both parties’ obligations were terminated.

Piranha Property

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State, Brazil. The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years. An initial payment of approximately $11,000 (U.S.) was made in July 2008. The remaining payments under the option agreement total approximately $952,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2009): $35,000, $59,000, $86,000 and $772,000, due in fiscal years 2010, 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

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

A.   Operating Results

For the Years Ended January 31, 2009, 2008 and 2007

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

The Company’s mineral properties and deferred expenditures increased to $28,809,952 at January 31, 2009 from $25,872,047 at January 31, 2008 as a result of acquisition costs totaling $231,571 and exploration costs totaling $2,745,256 related to the activities on the Company’s Brazilian properties, less the write-off of the exploration costs related to the Crepori Property of $20,922. As of January 31, 2009, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,111,113. The capitalized costs related to the Company’s property, the Circulo/ Bom Jardim Property, totaled approximately $594,000 as of January 31, 2009. The capitalized costs related to the Company’s remaining two properties, the Piranha and Andorinhas Properties, totaled approximately $105,000 as of January 31, 2009.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, which were paid on the due dates in February 2008 and 2009.

During fiscal 2008 the Company made the final option payment of $150,000 (U.S.) and 700,000 common shares of the Company due under the Option Agreement to acquire the Tocantinzinho Properties dated August 2003. Additionally, in fiscal 2008 the Company incurred acquisition costs totaling approximately $1,290,000 (U.S.) related to the Tocantinzinho Properties, which primarily represent payments for mineral rights under the Underlying Agreements discussed in Note 6 to the Consolidated Financial Statements.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State. The Company has an option to earn 100% of the Piranha

Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years.

During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $ 20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. (“Gold Fields”) entered into a letter of intent (“the LOI”) whereby the Company was to acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil. In January 2009, after efforts to reach a definite agreement were not successful, the Company notified Gold Fields that as contemplated in the LOI, both parties’ obligations were terminated.

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

The Company completed the Phase I and Phase II diamond drilling programs consisting of twenty holes (4,700 meters) at the Tocantinzinho Properties during fiscal 2005 in which 18 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole Phase III drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007 the Company completed the Phase IV diamond drilling campaign consisting of twelve core holes. In fiscal 2008, the Company completed the Phase V diamond drilling campaign, consisting of twenty five core holes for a total of 5,763 meters, at the Tocantinzinho Properties.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties, and another two, in August 2007 and December 2007. The Company commenced Phase VI, an 26-hole drilling campaign at the Tocantinzinho Properties in the first quarter of fiscal 2008 which was completed in the second quarter of fiscal 2008. Bulk flotation and cyanidation tests were conducted on ore from the Tocantinzinho Properties during August 2007. Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008. In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

During fiscal 2009 the Company completed an 8,500 meter core drilling campaign on the Tocantinzinho Property that was designed to upgrade inferred resources to the indicated category and to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface. Results of the 26 drill holes completed in the fiscal 2009 drilling campaign were released in October, 2008.

Income from Operations

The Company has not received any revenues from mining operations since inception. During the years ended January 31, 2009, 2008 and 2007 the Company’s revenues were comprised primarily of interest income on proceeds received from prior financings.

General and administrative expenses totaled approximately $3,727,000 during fiscal 2009 as compared to approximately $2,912,000 during fiscal 2008, representing an increase of approximately $815,000 or 28%. The increase is due primarily to the following: (i) the Company incurred consulting fees during fiscal 2009 totaling approximately $156,000 related to the Eldorado transaction; (ii) directors’ fees totaling $93,500 were awarded in fiscal 2009 and no directors’ fees were awarded during the similar period in 2008; (iii) an increase in professional fees totaling approximately $302,000 related to the increased activity in the Company during fiscal 2009, primarily legal fees related to the Eldorado transaction and the proposed Circulo/Bom Jardim transaction and geology consulting fees incurred in evaluating prospective property acquisitions in Brazil; and (iv) a promotional campaign to investors conducted during fiscal 2009 costing approximately $250,000.

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

The Company anticipates that general and administrative expenses during fiscal 2010 will increase from the level experienced in fiscal 2009 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company’s business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows except for the capitalization of mineral properties and deferred expenditures as discussed in Note 20 to Notes to Consolidated Financial Statements.

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

B.   Financial Condition; Liquidity and Capital Resources.

As of January 31, 2009, the Company had working capital of $4,586,023 as compared to working capital of $3,005,013 at January 31, 2008. At January 31, 2009, the Company had current assets of $6,438,840, including $6,021,592 in cash and cash equivalents and $417,248 in other current assets compared to total current liabilities of $1,852,817.

In July 2008, the Company closed a private placement with Eldorado Gold Corporation (“Eldorado”) by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000. The Company paid stock issuance costs totaling $38,200. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to acquire one additional share at a price of $1.30 per share until January 24, 2010. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year. Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00.

During fiscal 2009 no stock options were exercised. During fiscal 2008, and 2007 the Company received cash proceeds of $13,500 and $46,900 representing the exercise of 75,000 and 127,643, stock options, respectively, by officers, directors, employees and consultants at exercise prices from $0.10 to $1.30.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired

Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, which were due and paid in February 2008 and 2009.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho, Piranha and Circulo/ Bom Jardim Properties in Brazil constitute the Company’s current mineral holdings. While the Company believes its has sufficient working capital as of this date to meet its commitments during fiscal 2010, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects. Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company. The Company may seek additional equity financing during fiscal 2010, including the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company’s business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

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

E.   Off-Balance Sheet Arrangements.

As of May 22, 2008, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.   Contractual Obligations

As of January 31, 2009, the Company’s long-term debt and operating lease obligations were as follows (in US Dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt	$ 999,067	$ 999,067	$ -	$ -	$ -
Operating Lease Obligations -Mineral Properties	25,000	21,000	4,000	-	-
Total Contractual Obligations	$ 1,024,067	$ 1,020,067	$ 4,000	$ -	$ -

The long-term debt represents the discounted value of the remaining payment due under the agreement to acquire the common shares of Cachambix described in “B. Selected Annual Information” above. The obligation of $1,000,000 (U.S.) was due and paid in February 2009 and is recorded in Canadian dollars on the consolidated balance sheet of the Company as a note payable less unamortized discount based on an imputed interest rate of 7.6%

G.   Safe Harbor

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

Item 6.   Directors, Senior Management and Employees

A.   Directors and senior management

The directors and executive officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Position with Registrant	Served As a Director and/ or Officer Since
D. Harry W. Dobson	60	Director	May 27, 2005 (1)
Patrick L. Glazier	51	Director	July 8, 1998
Brian C. Irwin	69	Director, CFO	October 3, 1995
Mark E. Jones, III	69	Director, Chairman & CEO	March 12, 1986
Leendert G. Krol	69	Director	March 6, 2003
Dr. Roger David Morton	73	Director	June 14, 1993
Gregory Chorny	59	Director	August 8, 2008
Elton L. S. Pereira	48	Vice President - Exploration	April 30, 2007
Daniel B. Leonard	72	Director	October 20, 1999 (2)
Dr. Roger Howard Mitchell	67	Director	June 14, 1993 (2)
(1) Mr. Dobson resigned effective February April 20, 2009. (2) Mr. Leonard and Mr. Mitchell retired in August, 2008.

D. Harry W. Dobson. Mr. Dobson has served as the Chairman of Kirkland Lake Gold Inc. for the past five years. Mr. Dobson also serves as a Director of Mountain Province Diamonds, Inc, Belvedere Resources Ltd., Navan Capital Corp., Western Uranium Corporation and Suroco Energy Inc.

Patrick L. Glazier. Mr. Glazier has served as the President of East Fraser Fiber Co. Ltd. based in Prince George, British Columbia for the past six years.

Brian C. Irwin. Mr. Irwin’s principal occupation was the practice of law as a partner of DuMoulin Black in Vancouver, British Columbia, until his retirement in June 2005. On May 29, 2008, Mr. Irwin was appointed the Chief Financial Officer of the Company. Mr. Irwin serves as a Director of Callinan Mines Ltd., Carlin Gold Corporation, Constantine Metal Resources Ltd., and International Northair Mines Ltd.

Mark E. Jones, III. Mr. Jones has served as Chairman of the Company from 1986 to the present. In his capacity as Chairman of the Board of Directors, Mr. Jones is the chief executive officer of the Company. Additionally, Mr. Jones served as the President of the Company from 1986 to June 1990, from July 2001 to March 2003, and from May 2005 until the present. Mr. Jones has served as a Director of Crown Resources Corporation (“Crown”) from 1987 to 2006, when Crown was sold to Kinross Gold Corp. Mr. Jones is also a director of Solitario Exploration & Royalty Corporation, where he has served since 1992 and is currently Vice-Chairman of the Board of Directors.

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

Dr. Roger David Morton. Dr. Morton has been Professor Emeritus in Geology with the Department of Earth and Atmospheric Sciences at the University of Alberta since 1996. He is a member of the Board of Directors of Diamond Hawk Mining Corporation and Sola Resource Corporation. Dr. Morton obtained his B.Sc. (Hons. 1st class) in Geology and his Ph.D. in Geology from the University of Nottingham, England.

Gregory Chorny. Mr. Chorny, a Retired Barrister, has been involved in finance in the junior resources sector as an independent venture capitalist for the past fifteen years.

Mr. Elton L. S. Pereira. Mr. Pereira began serving as the Company’s Chief Vice President - Exploration on April 30, 2007. Prior to his appointment as Vice President of Exploration of the Company, Mr. Pereira served as the Company’s Manager of Exploration for two years. Mr. Pereira has over twenty years of experience in mineral exploration in Brazil, mainly with the Rio Tinto Group. Mr. Pereira is a graduate geologist of Universidade do Vale do Rio dos Sinos of Rio Grande do Sul State and has a M.Sc degree from Universidade Federal do Ouro Preto of Minas Gerais State.

Dan Leonard. Mr. Leonard served as Senior Vice President of INVESCO for twenty-four years until his retirement in January 1999. Mr. Leonard also serves as a Director of Solitario Exploration & Royalty Corporation.

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

B.   Compensation

Officers

During the financial year ended January 31, 2009, the Company had three (3) Named Executive Officers: Mark E. Jones III, President and Chief Executive Officer, Brian C. Irwin, Chief Financial Officer, and Elton L.S. Pereira, Vice President Exploration. The Company has no long-term incentive plans. However stock options are awarded from time-to-time at the discretion of the Board of Directors and the Compensation Committee. The following tables set forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the last full financial years, including information regarding stock option awards made under the Company’s Stock Option Plan, in respect of the President and Chief Executive Officer, the Chief Financial Officer and the Vice President Exploration

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary US ($)	Bonus US ($)	Other Annual Compensation (2) US ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All other Compensation (3) US ($)
Mark E. Jones, III, Chairman, President, CEO & Director	200,000	6,000	17,079	-	-	-	7,800
Brian C. Irwin, CFO & Director (1)	110,619	4,411	18,897	-	-	-	-
Elton L. S. Pereira VP Exploration	191,770	10,000	-	-	-	-	-

(1) Mr. Irwin provides consulting services to the Company under month-to-month contracts and a monthly fee of Can$10,000.

(2) Such other compensation includes Director’s fees paid for each Director’s meeting or committee meeting attended

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

Option Grants During the Most Recently Completed Fiscal Year

Individual Grants (1)
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	(2) Exercise or Base Price ($/Security)	Expiration Date
Mark E. Jones, III	Nil	Nil	Nil	N/A
Brian C. Irwin	Nil	Nil	Nil	N/A
Elton L. S. Pereira	Nil	Nil	Nil	N/A

(1) The options are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter).

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Corporation on the TSX Venture Exchange (“the Exchange”) at the time of the grant of the option.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officer of the Corporation, and as of January 31, 2009, the number of unexercised options held by the Named Executive Officers, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Mark E. Jones, III	Nil	Nil	1,500,000 – Exercisable Nil – Unexercisable	Nil – Exercisable Nil – Unexercisable
Brian C. Irwin	Nil	Nil	650,000 – Exercisable 50,000 – Unexercisable	Nil – Exercisable Nil – Unexercisable
Elton L. S. Pereira	Nil	Nil	762,500 – Exercisable 37,500 – Unexercisable	Nil – Exercisable Nil – Unexercisable

Directors

The Company currently has six Directors, two of which Mark E. Jones III and Brian C. Irwin are also Named Executive Officers. For a description of the compensation paid to the Company’s Named Executive Officers who also act as Directors, see “Summary Compensation Table” above.

The Company compensates all Directors for their services in their capacity as Directors as follows: Directors are paid an annual fee of Can$15,000 and Can$1,000 for each Directors meeting or committee meeting they attend, with the Chairman receiving Can$1,500.

The Company maintains no pension, profit sharing, retirement or other plan providing benefits to its Directors.

The following table sets forth all amounts of compensation paid or granted to the Company’s Directors, other than Named Executive Officers, for the most recently completed financial year:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary US ($)	Bonus US ($)	Other Annual Compensation (4) US ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All other Compensation US ($)
Leendert G. Krol , Director (1)	96,000	6,000	15,450	-	-	-	-
Dr. Roger David Morton, Director	-	-	18,437	-	-	-	-
Gregory Chorny, Director	-	-	18,437	200,000	-	-	-
Patrick L. Glazier, Director	-	-	16,593	-	-	-	-
D. Harry W. Dobson, Director	-	-	13,827	-	-	-	-
Daniel B. Leonard, Director (2)	3,000	-	-	-	-	-	-
Dr. Roger Howard Mitchell, Director (3)	2,765	-	-	-	-	-	-

(1) Mr. Krol provides consulting services to the Company under month-to-month contracts and a monthly fee of US$8,000.

(2) In August 2008, after his resignation as Director, the Company entered into a consulting services agreement with Mr. Leonard for a period of eighteen month and monthly compensation of US$500.

(3) In August 2008, after his resignation as Director, the Company entered into a consulting services agreement with Mr. Mitchell for a period of eighteen month and monthly compensation of Can$500.

(4) Such other compensation includes Director’s fees paid for each Director’s meeting or committee meeting attended.

Long Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Directors during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company’s stock option plan or otherwise during the most recently completed financial year to each of the Directors.

Option Grants During the Most Recently Completed Fiscal Year

Individual Grants (1)
Name	Securities Under Options Granted (#)	% of Total Options Granted to Directors in Fiscal Year	(2) Exercise or Base Price ($/Security)	Expiration Date
Leendert G. Krol	Nil	Nil	Nil	N/A
Dr. Roger David Morton	Nil	Nil	Nil	N/A
Gregory Chorny	200,000	100%	0.50	August 8, 2013
Patrick L. Glazier	Nil	Nil	Nil	N/A
D. Harry W. Dobson	Nil	Nil	Nil	N/A
Daniel B. Leonard	Nil	Nil	Nil	N/A
Dr. Roger Howard Mitchell	Nil	Nil	Nil	N/A

(1) The options are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter).

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Corporation on the TSX Venture Exchange (“the Exchange”) at the time of the grant of the option.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Directors of the Company, and as of January 31, 2009, the number of unexercised options held by the Directors, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Leendert G. Krol	Nil	Nil	1,632,044 – Exercisable 50,000 – Unexercisable	Nil – Exercisable Nil – Unexercisable
Dr. Roger David Morton	Nil	Nil	475,000 – Exercisable 25,000 – Unexercisable	Nil – Exercisable Nil – Unexercisable
Gregory Chorny	Nil	Nil	650,000 – Exercisable 50,000 – Unexercisable	Nil – Exercisable Nil – Unexercisable
Patrick L. Glazier	Nil	Nil	75,000 – Exercisable 125,000 – Unexercisable	Nil – Exercisable Nil – Unexercisable
D. Harry W. Dobson	Nil	Nil	600,000 – Exercisable Nil – Unexercisable	Nil – Exercisable Nil – Unexercisable

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Daniel B. Leonard	Nil	Nil	Nil – Exercisable Nil – Unexercisable	Nil – Exercisable Nil – Unexercisable
Dr. Roger Howard Mitchell	Nil	Nil	Nil – Exercisable Nil – Unexercisable	Nil – Exercisable Nil – Unexercisable

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors during the most recently completed fiscal year or subsequently, other than the payments disclosed above.

C.   Board Practices

All directors are elected annually by the shareholders and hold office until the next Annual Meeting of Shareholders. There are no directors’ service contracts with the Company that provide for benefits for the directors upon termination of service.

Messrs. Chorny, Glazier and Morton are members of the Company’s Audit Committee, all of whom are “independent directors” under the rules of the Securities Exchange Act of 1934, as amended. Mr. Chorny serves as the Audit Committee’s financial expert.

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

Messrs. Morton, Chorny and Irwin serve as members of the Company’s Compensation Committee. The Compensation Committee has responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

D.   Employees

The Company’s principal office is located in Houston, TX. The Company also maintains administrative offices in Belem, Brazil and field offices in Itaituba, Brazil. The Company had 23, 26 and 24 full-time employees at January 31, 2009, 2008 and 2007, respectively; however, the Company retains consultants, independent contractors and part-time employees on an as-needed basis in connection with its exploration and development activities. For each of the years ended January 31, 2009, 2008 and 2007, five of the Company’s full-time employees were based in the United States and the remaining employees were based in Belem and Itaituba, Brazil.

E.   Share Ownership

The following table sets forth, as of May 22, 2009, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Number of Shares	Percent of Class
D. Harry W. Dobson	600,000 (1)	*
Patrick L. Glazier (2)	2,282,063 (1)	2.6%
Brian C. Irwin	950,000 (1)	1.1%
Mark E. Jones, III (3)	3,322,400 (1)	3.8%
Leendert G. Krol	2,032,044 (1)	2.3%
Dr. Roger David Morton	655,428 (1)	*
Gregory Chorny (4)	1,301,922 (1)	1,5%
Elton L. S. Pereira	1,050,000 (1)	1.2%
Daniel B. Leonard	1,579,124 (1)	1,8%
Dr. Roger Howard Mitchell	505,494 (1)	*
Officer and Directors of the Company as a group (8 persons)	14,278,475 (1)	15.1%

* Less than 1%.

(1) A director of the Company. Includes the following options to purchase common shares:

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
D. Harry W. Dobson	300,000 300,000	1.25 2.00	May 31, 2010 August 4, 2010
Patrick L. Glazier	120,995 141,875 55,000 61,000 187,646 200,000 150,000	0.92 1.02 1.10 1.30 2.00 0.55 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
Brian C. Irwin	17,283 228,844 47,000 50,500 156,373 200,000 250,000	0.92 1.02 1.10 1.30 2.00 0.55 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014
Mark E. Jones, III	51,765 657,245 135,500 155,100 500,390 350,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 April 24, 2014
Leendert G. Krol	251,328 470,001 136,500 155,100 469,115 200,000 350,000	0.92 1.02 1.10 1.30 2.00 0.55 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014
Dr. Roger David Morton	31,652 166,250 37,000 40,000 125,098 100,000 150,000	0.92 1.02 1.10 1.30 2.00 0.55 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014
Gregory Chorny	200,000 150,000	0.50 0.55	August 8, 2013 April 24, 2014
Daniel B. Leonard	54,252 191,875 47,000 50,500 156,373 100,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Dr. Roger Howard Mitchell	55,027 141,875 38,000 40,000 125,098 100,000	0.92 1.02 1.10 1.30 2.00 0.55	June 11, 2009 July 29, 2009 November 19, 2009 March 22, 2010 July 21, 2010 December 18, 2012
Elton L. S. Pereira	100,000 (5) 300,000 (5) 250,000 (5) 150,000 250,000	0.57 0.57 0.57 0.55 0.55	February 15, 2010 August 4, 2010 May 11, 2012 December 18, 2012 April 24, 2014

(2) The beneficial owner has sole ownership, with the exception of a total of 630,875 shares, where ownerships shared.

(3) The beneficial owner has sole ownership, with the exception of a total of 129,000 shares, where ownership is shared.

(4) The beneficial owner has sole ownership, with the exception of a total of 500,000 shares, where ownership is shared.

(5) These options were re-priced in May 2008 to $0.57.

Shares Subject to Options

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance at the dates indicated.

Equity Compensation Plan Information as of May 22, 2009
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	11,017,526	$1.04	1,785,331
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	11,017,526	$1.04	1,785,331

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. The options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years. Options are issued at the discretion of the Board of Directors. As of May 22, 2009, included in the 11,017,526 common share options outstanding were the 8,398,560 common stock options granted to directors and officers as disclosed in the second preceding table plus a total of 1,206,466 and 1,412,500` common stock options issued to employees and consultants, respectively.

Item 7.   Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth, as of April 30, 2009, the number of Common Stock and the corresponding percentage ownership of each person who held of record, or was known by the Company to own beneficially, more than five percent of the Company’s Common Stock. Unless otherwise indicated, the Company believes the following persons have sole voting and investment power with respect to the number of shares set forth opposite their names.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
CDS & Co. (1) P. O. Box 1038, Station A, 25 The Esplanade Toronto, Ontario M5W 1G5	44,060,911	51.7%
Cede & Co. (1) P.O. Box 20, Bowling Green Station New York, New York 10274	25,848,007	30.2%
Eldorado Gold Corporation 1188 – 550 Burrard Street Vancouver, BC V6C 2B5	12,304,000	14.4%

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

The Company’s common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock. As of April 30, 2009, there were 87 holders of record of the Company’s Common Stock including 64 in the United States who collectively held 28,259,842 common shares, representing 33% of the total issued and outstanding shares of 85,237,621 common shares.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Until exercise of the second option, more particularly described in item 5A Eldorado has agreed that it will exercise or cause to be exercised all voting rights attached to the Company’s shares issued pursuant to the private placement in favour of the directors nominated by management for election at each annual general meeting of the shareholders of the Company.

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

A legal action was filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 by James M. Cairns relating to a claim by Mr. Cairns for the failure of the Company to make a timely release of escrow shares. In fiscal 2009, the action was dismissed for lack of prosecution.

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

B.   Significant Changes

No significant changes have occurred since the date of the annual financial statement.

Item 9.   The Offer and Listing

A.   Offer and Listing Details

The Company’s Common Stock is listed on the TSX Venture Exchange (“the TSX”) in British Columbia, Canada under the symbol “BZO”. The Company’s Common Stock is not traded on an exchange or market in the United States.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced fiscal years were as follows:

	Price Range of Common Stock (1)
Fiscal Year Ended January 31,	High	Low
2009	0.90	0.10
2008	1.00	0.43
2007	1.64	0.60
2006	2.50	0.80
2005	1.80	0.35

(1) The Company’s stock traded under the symbol “SRS” through September 17, 2003 and under “JRS” from September 18, 2003 through September 3, 2004.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced quarterly periods were as follows:

	Price Range of Common Stock
	Fiscal Year Ended January 31
	2009		2008
Fiscal Quarter Ended	High	Low	High	Low
April 30	0.43	0.10	1.00	0.76
July 31	0.57	0.14	0.91	0.66
October 31	0.90	0.34	0.86	0.60
January 31	0.73	0.46	0.78	0.40

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced months were as follows:

	Price Range of Common Stock
Month Ended	High	Low
November 30, 2008	0.20	0.10
December 31, 2008	0.30	0.12
January 31, 2009	0.43	0.24
February 28, 2009	0.53	0.35
March 31, 2009	0.51	0.39
April 30, 2009	0.74	0.46

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

B.   Memorandum and Articles of Association

The information called for by this item was reported previously in the Company’s Form 20-F for the year ended January 31, 2008 as filed on May 29, 2008.

C.   Material Contracts

The following is a summary of the material contracts entered into by the Company for the two years ended May 22, 2009:

The letter of intent dated May 9, 2008 between Gold Fields Holdings Company (BVI) Ltd and the Company relating to the acquisition of the Bom Jardim property, the terms of which are described in “Item8. Financial Statements, B” above. In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplate on the LOI, both parties’ obligations were terminated.

The option agreement dated July 18, 2008 between Maria Teresa Barbosa Da Silva and the Company relating to the acquisition of the mineral rights to the 20,688 hectare Piranha Property, the terms of which are described in “Item8. Financial Statements, B” above.

In July 8, 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The terms of this agreement are described in “Item8. Financial Statements, B” above.

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”). By agreement dated May 14, 2009, the Company amended its Rights Plan Agreement (the “Rights Plan Agreement”) dated November 28, 2008, pursuant to which the Company has extended from May 28, 2009 to June 19, 2009 the date by which shareholders shall have ratified the Rights Plan Agreement, as amended, to maintain it in full force and effect. The Company intends to seek shareholder ratification of the Rights Plan Agreement, as amended, at its annual general meeting of shareholders scheduled for June 12, 2009. If the Rights Plan is ratified by the shareholders, it will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier. The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

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

Dividends paid by a Canadian corporation to a Canadian resident shareholder will not be subject to withholding tax but will be subject to Part I and provincial income tax in Canada. Dividends on shares of a public company will usually be treated for tax purposes as “eligible” dividends which are subject to a lower tax rate of between 16.00% and 29.69% (2008), depending on the province of residence of the individual and assuming the highest marginal tax rate applies. Non-eligible dividends are taxed at rates ranging from 26.46% to 37.40% (2008).

Canadian resident corporations receiving dividends from the Company will not be subject to Part I tax but may be subject to Part IV tax at a rate of 33.33%, which will be refundable to the corporation at a rate of $1 for every $3 of dividends paid by the corporation.

Dispositions of Capital Property

Capital gains realized by a non-resident person on the disposal of shares that are considered to be Taxable Canadian Property (“TCP”), as defined in the ITA, are taxable in Canada as capital gains. Generally, the shares of a Canadian public corporation will be TCP where a shareholder, together with persons with whom the shareholder does not deal at arm’s length have, at any time during the five year period before the disposition, owned at least 25% of the issued shares of any class of the shares of the public corporation. “Arm’s length is a term defined in the ITA.

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

The disposal of TCP, whether treaty exempt or not, may require that the non-resident shareholder notify the Canada Revenue Agency (“CRA”) of the disposition and obtain a clearance certificate from the CRA under section 116 of the ITA. In addition, the non-resident shareholder may be required to file an income tax return under Part I of the ITA. Commencing in 2009, the requirement to obtain a clearance certificate where certain capital gains are exempt from taxation in Canada by the treaty, has been lifted.

Capital gains are calculated, generally, as the amount by which the proceeds of disposition exceed the Adjusted Cost Base (“ACB”) of the shares and the cost of selling the shares. If the capital gain is taxable in Canada, half of the capital gain will be taxable to the vendor as a “taxable capital gain” at rates ranging from 19.5% to 24.1%, depending on the province of residence and assuming an individual taxpayer at the top marginal rate of tax. If the disposition results a capital loss, half of the capital loss will be an “allowable capital loss”, deductible against taxable capital gains only. The allowable capital losses cannot be used against other types of income; however, allowable capital losses do not expire and can be carried back 3 years and forward indefinitely.

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

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Stock of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Stock. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Stock.

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F. Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Company’s Common Stock that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Stock other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Stock.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Stock other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Stock.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Stock, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax; U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Stock. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Stock.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Stock

Distributions on Common Stock

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Stock will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in Common Stock and, (b) thereafter, as gain from the sale or exchange of such Common Stock. However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Stock will constitute ordinary dividend income. (See more detailed discussion at “Disposition of Common Stock” below). Dividends paid on Common Stock generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) Common Stock are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a PFIC for the taxable year ended January 31, 2009, and based on business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending January 31, 2010 (see more detailed discussion at “Passive Foreign Investment Company Rules” below). The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold Common Stock, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Disposition of Common Stock

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Stock in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in Common Stock sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if Common Stock are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Stock generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of Common Stock, or on the sale, exchange or other taxable disposition of Common Stock, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to Common Stock that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on Common Stock generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of Common Stock should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Stock generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

The Company generally will be a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Gross income” generally means all revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such Subsidiary PFIC or a distribution received from such other Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Stock or income recognized by a U.S. Holder on an actual distribution received on Common Stock was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it was a PFIC for the taxable year ended January 31, 2009, and based on business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending January 31, 2010. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold Common Stock, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Stock will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Stock and (b) any excess distribution paid on the Common Stock. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Stock, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Stock, and any excess distribution paid on the Common Stock, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Stock. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Stock (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Stock will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Stock, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Stock were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Stock to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Stock.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Stock in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Stock were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Stock includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Stock are marketable stock. The Common Stock generally will be “marketable stock” if the Common Stock are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Stock as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Stock. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Stock over (ii) the fair market value of such Common Stock as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Stock to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Stock, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Stock cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Stock, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Stock that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Stock are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Stock as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Stock.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Stock.

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

Foreign Currency Exchange Rate Risk

The Company is engaged in mineral exploration in Brazil. The Company’s significant contracts related to its Brazilian activities are denominated in U.S. dollars. The Company’s equity financings are denominated in Canadian dollars. Changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows. See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations. Its liabilities are denominated in Canadian and U.S. dollars. The Company does not engage in hedging transactions at this time.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the Canadian dollar, which is our financial reporting currency for the Consolidated Financial Statements included herein. The following table sets forth the principal components of the consolidated balance sheets as of January 31, 2009 and 2008 and the consolidated statements of operations for the two years then ended showing the sensitivity to exchange risk by showing the effect of a 10% hypothetical uniform weakening in the value of the U.S. dollar relative to the Canadian Dollar:

	Denominated in
	Canadian Dollars	U.S. Dollars	Total Value in Canadian Dollars	Effect of a 10% Change in Exchange Rate
January 31, 2009
Cash and cash equivalents	$ 4,421,396	$ 1,294,238	$ 6,021,592	3%
Marketable securities	-	170,874	211,268	10%
Accounts receivable	11,897	124,863	166,278	9%
Prepaid expenses	18,772	16,928	39,702	5%
Accounts payable and accrued liabilities	25,042	383,572	499,290	9%

January 31, 2008

Cash and cash equivalents	253,020	4,377,238	4,638,137	9%
Prepaid expenses	32,532	63,690	96,337	7%
Accounts payable and accrued liabilities	18,142	622,376	641,638	10%

Year ended January 31, 2009
General and administrative expenses	1,266,827	2,266,655	3,726,591	7%
Other income	65,005	35,132	104,041	5%

Year ended January 31, 2008
General and administrative expenses	840,635	1,952,607	2,912,367	7%
Other income	31,635	232,592	278,206	9%

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

The term “disclosure controls and procedures” (defined in SEC rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on such evaluation, and the material weakness described below, the Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were not effective.

(b)   Internal control over financial reporting.

The management of Brazauro Resources Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of ours Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, through our audit committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Brazauro Resources Corporation has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009, and this assessment identified the following material weakness in the Company’s internal control over financial reporting:

A deficiency due to a lack of human resources within our finance and accounting reporting functions that could result in material misstatements to financial statements not being detected in a timely manner. Due to the small size of the Company, a single individual is employed to perform all accounting and reporting functions. An error by that individual or turnover of that individual could result in a material misstatement to financial statements that may not be detected in a timely manner. Due to budgetary constraints, the Company does not have plans at the current time to hire additional personnel to remediate this material weakness.

To make our assessment of internal control over financial reporting, we used the criteria described in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of January 31, 2009, the company’s internal control over financial reporting was not effective.

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

Item 16A.   Audit Committee Financial Expert

Mr. Gregory Chorny is a member of the audit committee of the Company who qualifies as an “audit committee financial expert” based on his education and experience. Mr. Chorny is independent, as that term is defined by the rules of the British Columbia Securities Commission and the Securities and Exchange Commission.

The Securities and Exchange Commission has indicated that the designation of Mr. Chorny as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

Item 16C.   Principal Accountant Fees and Services

At the annual meeting held on August 8, 2008, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2009 fiscal year. The chart below sets forth the total amount billed by Morgan for services performed in the fiscal years 2009 and 2008, and breaks down these amounts by category of service.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2009	$50,000	$12,480	$2,165	$6,150
January 31, 2008	$40,600	$0	$0	$0

Audit Committee’s pre-approval policies and procedures

The Audit Committee makes recommendations concerning the engagement of public accountants, reviews the scope and results of the audit engagement, considers the range of audit and non-audit fees and reviews the adequacy of internal controls. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. In fiscal 2009, all fees paid to Morgan for audit and tax services were approved by the audit committee prior to the services being rendered.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.   Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.   Corporate Governance

Not applicable

Item 17.   Financial Statements

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 20 to the consolidated financial statements.

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

The following is a list of and index to the Consolidated Financial Statements filed as part of this Registration Statement:

BRAZAURO RESOURCES CORPORATION

Index to Consolidated Financial Statements

Page
Auditors’ Report - Morgan & Company	47

Consolidated Financial Statements:

Consolidated Balance Sheets - January 31, 2009 and 2008	48
Consolidated Statements of Operations and Comprehensive Loss for each of the years ended January 31, 2009, 2008 and 2007	49
Consolidated Statements of Shareholders’ Equity for each of the years ended January 31, 2009, 2008 and 2007	50
Consolidated Statements of Cash Flows for each of the years ended January 31, 2009, 2008 and 2007	51
Notes to Consolidated Financial Statements	52

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

May 29, 2009	BRAZAURO RESOURCES CORPORATION
(Registrant)
By: /s/ Mark E. Jones, III
MARK E. JONES, III
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Jones, III Mark E. Jones, III*	Chief Executive Office and Director	May 29, 2009
/s/ Patrick L. Glazier Patrick L. Glazier*	Director	May 29, 2009
/s/ Brian C. Irwin Brian C. Irwin*	Director	May 29, 2009
/s/ Leendert G. Krol Leendert G. Krol*	Director	May 29, 2009
/s/ Gregory Chorny Gregory Chorny*	Director	May 29, 2009
/s/ Dr. Roger David Morton Dr. Roger David Morton*	Director	May 29, 2009
By: /s/ Mark E. Jones, III Mark E. Jones, III Attorney-in-fact For persons indicated *

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Brazauro Resources Corporation

We have audited the consolidated balance sheets of Brazauro Resources Corporation as at January 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended January 31, 2009, 2008, and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended January 31, 2009, 2008, and 2007, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

May 22, 2009	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated May 22, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

May 22, 2009	Chartered Accountants

Brazauro Resources Corporation
Consolidated Balance Sheets
(In Canadian Dollars)

	January 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$ 6,021,592	$ 4,638,137
Marketable securities (Note 5)	211,268	-
Accounts receivable	166,278	8,652
Prepaid expenses	39,702	96,337
Total current assets	6,438,840	4,743,126
Property and equipment:
Mineral properties and deferred expenditures (Note 6)	28,809,952	25,872,047
Equipment	137,144	100,115
Accumulated depreciation	(78,164)	(81,172)
Total property and equipment, at cost	28,868,932	25,890,990

Other assets	7,295	5,911
Total assets	$ 35,315,067	$ 30,640,027

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$ 499,290	$ 641,638
Asset retirement obligations	118,281	95,838
Note payable, less unamortized discount of $1,154 (2008 - $1,163) (Note 7)	1,235,246	1,000,637
Total current liabilities	1,852,817	1,738,113

Note payable, less unamortized discount of $Nil (2008 - $69,383) (Note 7)	-	932,417
	1,852,817	2,670,530
Shareholders’ equity
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares - 85,237,621
(2008 - 76,437,621) (Note 8)	82,105,968	74,806,728
Contributed surplus	10,105,066	8,631,213
Accumulated other comprehensive income	27,857	-
Deficit	(58,776,641)	(55,468,444)
Total shareholders’ equity	33,462,250	27,969,497
Total liabilities and shareholders’ equity	$ 35,315,067	$ 30,640,027

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III”
	Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)

	Years Ended January 31,
	2009	2008	2007
Expenses:
General and administrative (Note 15)	$ 3,726,591	$ 2,912,367	$ 4,759,317
Finance charges	37,407	59,789	19,097
Write-down of mineral properties (Note 6)	20,922	684,582	795,700
Interest	107,074	177,115	-
Foreign exchange (gains) losses	(479,756)	925,504	(118,322)
	3,412,238	4,759,357	5,455,792
Other income:
Interest income	93,151	278,206	266,190
Gains (losses) on sale of equipment	10,890	-	(3,745)
	104,041	278,206	262,445
Net loss before other comprehensive income	(3,308,197)	(4,481,151)	(5,193,347)
Unrealized income on marketable securities	27,857	-	-
Comprehensive loss	$ (3,280,340)	$ (4,481,151)	$ (5,193,347)
Basic and diluted net loss per share	$ (0.04)	$ (0.06)	$ (0.10)
Weighted-average number of shares outstanding	81,054,014	74,836,676	53,062,909

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders' Equity
(In Canadian Dollars)
	Common Shares Number Amount		Contributed Surplus	Acumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance at January 31, 2006	52,931,645	$ 53,432,703	$ 5,505,767	$ -	$ (45,793,946)	$ 13,144,524
Issued for property acquisition	200,000	220,000	-	-	-	220,000
Stock-based compensation	-	-	2,700,414	-	-	2,700,414
Issued on exercise of stock options	127,643	76,352	(29,452)	-	-	46,900
Net loss for the year	-	-	-	-	(5,193,347)	(5,193,347)
Balance at January 31, 2007	53,259,288	53,729,055	8,176,729	-	(50,987,293)	10,918,491
Issued for cash, net of share issue cost	9,253,333	7,906,430	-	-	-	7,906,430
Issued for property acquisition	13,850,000	13,146,552	-	-	-	13,146,552
Stock-based compensation	-	-	465,675	-	-	465,675
Issued on exercise of stock options	75,000	24,691	(11,191)	-	-	13,500
Net loss for the year	-	-	-	-	(4,481,151)	(4,481,151)
Balance at January 31, 2008	76,437,621	74,806,728	8,631,213	-	(55,468,444)	27,969,497
Issued for cash, net of share issue cost	8,800,000	8,321,800	-	-	-	8,321,800
Warrants modification cost		(1,022,560)	1,022,560	-	-	-
Stock-based compensation	-	-	451,293	-	-	451,293
Unrealized income on marketable securities	-	-	-	27,857	-	27,857
Net loss for the year	-	-	-	-	(3,308,197)	(3,308,197)
Balance at January 31, 2009	85,237,621	$ 82,105,968	$ 10,105,066	$ 27,857	$ (58,776,641)	$ 33,462,250

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows
(In Canadian Dollars)
	Years Ended January 31,
	2009	2008	2007
Operating activities
Net loss for the year	$ (3,308,197)	$ (4,481,151)	$ (5,193,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	23,688	21,596	29,981
(Gains) losses on sale of equipment	(10,890)	-	3,745
Stock-based compensation	451,293	465,675	2,700,414
Write-down of mineral properties	20,922	684,582	795,700
Interest	75,378	144,692	-
Changes in non-cash operating working capital:
Accounts receivable	(138,166)	1,175	(1,290)
Prepaid expenses	64,487	(86,631)	(13,419)
Deferred stock issuance costs	-	58,250	(58,250)
Accounts payable and accrued liabilities	(55,356)	221,545	(43,840)
Net cash used in operating activities	(2,876,841)	(2,970,267)	(1,780,306)
Investing activities
Mineral properties acquisition and exploration	(3,155,623)	(4,739,669)	(2,361,166)
Equipment	(52,834)	(15,550)	(25,057)
Purchase of marketable securities	(183,184)	-	-
Net cash used in investing activities	(3,391,641)	(4,755,219)	(2,386,223)
Financing activities
Repayment of notes payable	(1,005,100)	-	-
Proceeds from issuances of common shares, net	8,321,800	7,919,930	46,900
Net cash provided by financing activities	7,316,700	7,919,930	46,900
Effect of exchange rate changes on cash	335,237	(402,665)	10,801
Net increase (decrease) in cash and cash equivalents	1,383,455	(208,221)	(4,108,828)
Cash and cash equivalents, beginning of year	4,638,137	4,846,358	8,955,186
Cash and cash equivalents, end of year	$ 6,021,592	$ 4,638,137	$ 4,846,358

See accompanying notes.
See Note 16 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

1.   Operations

Brazauro Resources Corporation ("the Company") was incorporated in 1986 in British Columbia, Canada, and has been engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. During fiscal 2009, 2008 and 2007, the Company pursued gold exploration opportunities that have large scale potential, with prospects in South America as the primary focus. See Note 6 for further discussion of the Company’s mineral property interests.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company anticipates that cash and cash equivalents as of January 31, 2009 will not be sufficient to satisfy the Company’s cash needs for general and administrative expenses, to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects during fiscal 2010. The Company has incurred operating losses and will require additional cash to meet its existing commitments and fund exploration activities during fiscal 2010. If continued financial support or additional financing is not available, there would be doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

2.   Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are in Canadian dollars unless noted otherwise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Brazauro Holdings (Brazil) Ltd. ("Brazauro Holdings"), a Canadian corporation, its wholly owned United States subsidiary, Star U.S. Inc. (“Star”), its wholly owned British Virgin Islands subsidiary, Brazauro Holdings (BVI) Ltd., and its wholly owned British Virgin Islands subsidiary, Resource Holdings 2004 (“RH 2004”) from their respective dates of acquisition. The consolidated financial statements also include the three wholly-owned subsidiaries of Star, Diamond Operations, Inc. (“DOI”), Diamond Exploration, Inc. (“DEI”) and Continental Diamonds, Inc. (“CDI”). The Company and Brazauro Holdings own 98% and 2%, respectively, of the common shares of Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), a Brazilian corporation, and Brazauro Recursos Minerais Ltda.’s wholly owned subsidiary, Mineração Cachambix Ltda. ("Cachambix"), a Brazilian corporation. RH 2004 and Brazauro Holdings own 99% and 1%, respectively, of the common shares of Empresa Internacional de Mineração do Brasil Ltda. ("EIMB"), a Brazilian corporation. Significant intercompany balances and transactions have been eliminated.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

2.   Significant Accounting Policies (continued)

Translation of Foreign Currencies

The Company’s subsidiaries are integrated foreign operations. Foreign currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

a) Monetary items are translated at the rates prevailing at the balance sheet dates;

b) Non-monetary items are translated at historical rates;

c) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except depreciation, which is translated at historical rates;

d) Gains and losses on foreign currency translation are reflected in the consolidated statements of operations.

Cash and Cash Equivalents

Cash is comprised of cash on hand and demand deposits. Cash equivalents are money market instruments with maturity of three months or less.

Fair Value of Financial Instruments

As of January 31, 2009 and 2008, the fair value of cash and cash equivalents, investments in marketable securities, accounts receivable, and accounts payable and accrued liabilities approximates carrying values because of the short term nature of these instruments.

Marketable Securities

Marketable securities are classified as available-for-sale and are carried at quoted market value, where applicable, or at an estimate of fair value. Unrealized income (loss) on changes in fair values of available-for-sale financial assets are reflected in other comprehensive income, net of applicable future income taxes. Realized gains and losses are included in the consolidated statement of operations in the period in which they occur.

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

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures, and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

2.   Significant Accounting Policies (continued)

Asset Retirement Obligations

The Company follows the recommendations under Section 3110, “Asset Retirement Obligations”, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") and are applicable to asset retirement obligations incurred after January 1, 2004. These recommendations require accounting for the estimated fair value of legal obligations to reclaim and remediate mineral properties in the period incurred, at the net present value of the cash flows required to settle the future obligations. The corresponding amount is capitalized to the related asset and accounted for in accordance with the Company’s accounting policies for mineral properties and deferred expenditures. The liabilities are subject to accretion over time for increases in the fair value of the liabilities.

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

Share Capital – Non-Monetary Consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX Venture Exchange on the date of the agreement to issue shares as determined by the Board of Directors. Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted loss per share. No shares were added to the weighted average number of common shares outstanding during the years ended January 31, 2009, 2008, or 2007 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

2.   Significant Accounting Policies (continued)

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

Measurement Uncertainty

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty. Management’s assessment of recoverability is based on, among other things, the Company’s estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and commodity prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties and deferred expenditures.

3.   Newly Adopted Accounting Policies

The Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections on a prospective basis. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

Financial Instruments - Disclosures

Section 3862, “Financial Instruments – Disclosures”, replaces Section 3861 and provides expanded disclosure requirements that provide additional details by financial asset and liability categories. The additional disclosure is intended to enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance,
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and
•	how the Company manages those risks.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

3.   Newly Adopted Accounting Policies (continued)

Financial Instruments - Presentation

Section 3863, “Financial Instruments – Presentation”, enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

Capital Disclosures

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed, and requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

General Standards of Financial Statement Presentation

Section 1400, “General Standards of Financial Statement Presentation”, includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Comprehensive Income

Section 1530, “Comprehensive Income”, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

Accordingly, a consolidated statement of operations and comprehensive loss forms part of the Company’s consolidated financial statements and displays current period net income (loss) and other comprehensive income (loss). Other comprehensive income consists of unrealized gains on available-for-sale financial assets. The cumulative changes in other comprehensive income are included in accumulated other comprehensive income within shareholders’ equity on the consolidated balance sheet.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

3.   Newly Adopted Accounting Policies (continued)

Hedges

Section 3865, “Hedges”, specifies the criteria under which hedge accounting is permissible and how hedge accounting may be performed. As at January 31, 2009 and 2008, the Company had not designated any hedging relationships.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than as held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments, and permits a different policy choice for financial instruments that are not similar. EIC-166 requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

4.    Recent Accounting Pronouncements in Canada

The following recently issued accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaced Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The Company does not expect the adoption of this pronouncement to impact the financial statements.

Section 1582, Business Combinations

Section 1582 applies prospectively to the Company’s business combinations on or after January 1, 2011. Early adoption of this recommendation is permitted. This section replaces Section 1581, “Business Combination”, and harmonizes the Canadian accounting standards with International Financial Reporting Standards (“IFRS”). Under the new guidance, the purchase price used in a business combination will be the new fair value of the shares exchanged at their market price on the date of the exchange. Currently, when shares are issued, they are valued based on the market price for a reasonable period before and after the date the acquisition is agreed upon and announced. Under the new guidelines, all acquisition costs are expensed where currently they are capitalized as part of the acquisition costs. There are also a number of other differences between the new guidelines and current GAAP. The Company does not expect the adoption of this pronouncement to impact the financial statements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

4.   Recent Accounting Pronouncements in Canada (continued)

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests

Section 1601 and 1602 change the accounting and reporting of ownership in interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated balance sheet within equity, but separately from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners. The Company does not expect the adoption of these pronouncements to impact its financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA Emerging Issues Committee issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. It requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. Retrospective application with restatement of prior periods is permitted but not required. The application of incorporating credit risk into the fair value may result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption, with any resulting difference recorded in retained earnings (deficit), except when derivatives in a fair value hedging relationship are accounted for by the short cut method (the difference is adjusted to the hedged item) and for derivatives in a cash flow hedging relationship (the difference is recorded in accumulated other comprehensive income).

EIC–174, Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174, “Mining Exploration Costs”. This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard will be effective for the Company beginning on April 1, 2009. The Company is currently evaluating the impact of adopting this standard.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

5.   Marketable Securities

	Number of	January 31,
	Shares	2009		2008
		Cost	Fair Value	Cost	Fair Value

IShares Silver Trust	850,000	$ 81,506	$ 91,555	-	-
SPDR Gold Trust	185,000	101,678	119,713	-	-
	1,035,000	$ 183,184	$ 211,268	-	-

As at January 31, 2009 investments in available-for-sale securities consist of marketable securities, which had a market value of $211,268. The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity.

6.   Mineral Properties and Deferred Expenditures

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

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as "optionors"). The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the "Tocantinzinho Properties") over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. As of January 31, 2009, the Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the "Underlying Agreements") totaling $1,600,000 (U.S.) over a four-year period. As of January 31, 2009, the Company has made all payments due under the Underlying Agreements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the "Extension Area") covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations related to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during fiscal 2009. The Company has complied with the renewal requirements on the Extension Area and the 4,275 hectare area, and in February 2009, the Company received the renovation on the exploration license in respect of the central 4,000 hectare area.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company's attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral ("DNPM") and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), reached an agreement ("the Extension Area Agreement") with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Brazauro Recursos Minerais Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon's subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares. As of February 2009, the Company has made all the payments under the agreement.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

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

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder's fee related to this 16,000 hectare property. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000 and is discussed in Note 8 below.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million.

Crepori Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results, elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

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

The number of Company shares to be issued to the third party will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48). The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which is anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property will be held in exchange for the Company shares.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Circulo/ Bom Jardim Property (continued)

The third party will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If the third party elects not to back-in, the third party will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If the third party acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter, the parties will contribute proportionately to further expenses. The Company will have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Bom Jardim Property into production, in which case the third party’s interest will be increased to 75%.

In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplated on the LOI, both parties’ obligations were terminated.

Piranha Property

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State, Brazil. The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years. An initial payment of approximately $11,000 (U.S.) was made in July 2008. The remaining payments under the option agreement total approximately $952,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2009): $35,000, $59,000, $86,000 and $772,000, due in fiscal years 2010, 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6.   Mineral Properties and Deferred Expenditures (continued)

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003. In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

The Company recorded a reserve for leasehold reclamation costs during fiscal 2004 of approximately $143,000, representing the estimated costs of the Company's obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory authorities. The Company performed reclamation activities during fiscal 2004 to 2007 and expects to complete the restoration during fiscal 2010.

(This portion of the page intentionally left blank.)

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6.   Mineral Properties and Deferred Expenditures (continued)

Mineral properties and deferred expenditures were as follows:	Balance at January 31, 2008	Additions	Impaired/ Write-Offs	Balance at January 31, 2009
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 20,479,634	$ 154,277	$ -	$ 20,633,911
Exploration costs:
Drilling	2,484,341	1,408,786	-	3,893,127
Field expenses	1,919,018	515,498	-	2,434,516
Geological	620,282	129,863	-	750,145
Assay	332,001	67,413	-	399,414
Total exploration costs	5,355,642	2,121,560	-	7,477,202
Total Tocantinzinho Properties	25,835,276	2,275,837	-	28,111,113

Crepori Property:
Acquisition costs	-	-	-	-
Exploration costs:
Field expenses	-	13,086	(13,086)	-
Assay	-	7,836	(7,836)	-
Total exploration costs	-	20,922	(20,922)	-
Total Crepori Property	-	20,922	(20,922)	-

Circulo/ Bom Jardim Property:
Acquisition costs	34,730	37,979	-	72,709
Exploration costs:
Field expenses	-	232,194	-	232,194
Geological	1,349	269,253	-	270,602
Assay	-	18,516		18,516
Total exploration costs	1,349	519,963	-	521,312
Total Circulo/ Bom Jardim Property	36,079	557,942	-	594,021

Piranha Property:
Acquisition costs	-	11,468	-	11,468
Exploration costs:
Field expenses	-	459	-	459
Geological	-	82,352	-	82,352
Total exploration costs	-	82,811	-	82,811
Total Piranha Property	-	94,279	-	94,279

Other:
Acquisition costs	692	9,847	-	10,539
Total acquisition costs	20,515,056	213,571	-	20,728,627
Total exploration costs	5,356,991	2,745,256	(20,922)	8,081,325
Total costs	$ 25,872,047	$ 2,958,827	$ (20,922)	$ 28,809,952

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

6. Mineral Properties and Deferred Expenditures (continued)

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

7.    Notes Payable

As discussed in Note 6, in February 2007, the Company entered into an agreement to purchase the shares of Cachambix. The agreement provides for two payments of $1,000,000 (U.S.) each, to be paid in February 2008 and 2009, to the former shareholders of Cachambix. The Company paid the first payment of $1,000,000 (U.S.) in February 2008, and the second payment of $1,000,000 (U.S.) in February 2009. The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):

	January 31,
	2009	2008
Note payable, current, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2009	$1,236,400	$1,001,800
Less unamortized discount based on imputed interest rate of 7.6%	(1,154)	(1,163)
Note payable, current, less unamortized discount	$1,235,246	1,000,637
Note payable, long-term, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2009	$-	$1,001,800
Less unamortized discount based on imputed interest rate of 7.6%	-	(69,383)
Note payable, long-term, less unamortized discount	$-	$932,417

8.   Share Capital

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,610. Each unit consists of one common share and one half of one share purchase warrant. Each of the 4,626,666 warrants would entitle the holder to purchase one additional share of the Company at $1.60 until March 22, 2008. In February 2008, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. In January 2009, the Company received approval from the TSX Venture Exchange to further amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The fair value of the 4,626,666 amended warrants of $577,822 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 97%; risk-free interest rate, 2.2%; expected life of warrants, approximately 1 year.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

8.   Share Capital (continued)

As discussed in Note 6, in July 2008, the Company closed a private placement with Eldorado by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000. The Company paid stock issuance costs totaling $38,200. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each of the 4,400,000 warrants is exercisable to acquire one additional share at a price of $1.30 per share until January 24, 2010. In January 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The fair value of the 4,400,000 amended warrants of $444,738 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 100%; risk-free interest rate, 1.3%; expected life of warrants, 2 years.

9.   Shareholder Rights Plan

In November 2008, the Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan").  By an agreement dated May 14, 2009, the Company amended its Rights Plan dated November 28, 2008, pursuant to which the Company has extended from May 28, 2009 to June 19, 2009 the date by which shareholders shall have ratified the Rights Plan, as amended, to maintain it in full force and effect. The Company intends to seek shareholder ratification of the Rights Plan, as amended, at the next meeting of its shareholders.  If the Rights Plan, as amended, is ratified by the shareholders at the next shareholders meeting, it will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier.  The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting. The TSX Venture Exchange has accepted for filing the Rights Plan, as amended, subject to shareholder ratification.

The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

10.   Stock Option Plan

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

10.    Stock Option Plan (continued)

In February 2008, a total of 300,000 options were granted to a consultant with an exercise price of $0.51 and an expiration date of February 15, 2013. In May 2008, the Company received regulatory approval to reduce the exercise price of a total of 750,000 options to $0.57 from a range of exercise prices of $0.85 to $2.00. The reduction in exercise price on 650,000 of the options held by an officer of the Company received shareholder approval in August 2008. In August 2008, a total of 200,000 options with an exercise price of $0.50 and an expiration date of August 8, 2013 were granted to a director. As of January 31, 2009, the Company had a total of 8,967,526 common stock options outstanding at prices ranging from $0.50 to $2.00 with expiration dates from June 2009 to August 2013.

The activities in common stock option grants outstanding for the prior three fiscal years are as follows:

	2009		2008		2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	9,052,000	$ 1.16	8,077,000	$ 1.34	7,954,643	$ 1.33
Granted (1)	500,000	0.51	1,900,000	0.65	250,000	1.36
Exercised	-	-	(75,000)	0.18	(127,643)	0.37
Forfeited	(584,474)	0.46	(850,000)	1.39	-	-

Outstanding, end of year	8,967,526	$ 1.15	9,052,000	$ 1.16	8,077,000	$ 1.34

(1)

During fiscal 2009, a total of 200,000 options were granted to a director and have an exercise price of $0.50 and an expiration date of August 8, 2013. Additionally, during fiscal 2009, a total of 300,000 options were granted to a consultant with an exercise price of $0.51 and an expiration date of February 15, 2013.

The following table summarizes information about stock options outstanding at January 31, 2009:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Exercisable	Weighted Average Exercise Price Of Options Exercisable
$ 0.50 to $ 0.55	1,720,000	$ 0.54	4.0	1,177,500	$ 0.54
$ 0.57 to $ 0.85	900,000	$ 0.63	2.4	900,000	$ 0.63
$ 0.92 to $ 1.30	4,203,899	$ 1.07	0.7	4,203,899	$ 1.07
$ 2.00	2,143,627	$ 2.00	1.5	2,143,627	$ 2.00
	8,967,526			8,425,026

Subsequent to January 31, 2009, a total of 2,050,000 options were granted to directors, officers, employees and consultants with an exercise price of $0.55 and an expiration date of April 24, 2014.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

11.    Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three years ending January 31, 2009 as follows:

	2009	2008	2007
Consulting	$ 47,980	$ 122,683	$ 242,826
Salaries	403,313	342,992	2,457,588
	$ 451,293	$ 465,675	$ 2,700,414

These amounts have also been recorded as contributed surplus on the consolidated balance sheets. As of January 31, 2009, the fair market value of the total compensation cost related to nonvested stock options to be recognized upon vesting totals $100,170 and is expected to be recognized in fiscals 2010 and 2011.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2009	2008	2007
Expected dividend yield	0%	0%	0%
Expected volatility	72-82%	69-71%	136%
Risk-free interest rate	2.2 to 3.1%	4.0 to 4.5%	4.1%
Expected life	3.2 to 3.5 years	2.5 to 3.5 years	2 years
Weighted average fair value of options granted	$ 0.28	$ 0.33	$ 0.92

12.    Income Taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense (recovery) is as follows:

	Years Ended January 31,
	2009	2008	2007

Statutory rates	31%	34%	34%

Income tax at statutory rates	$(1,021,000)	$ (1,524,000)	$ (1,766,000)
Increase in taxes from:
Non-deductible items	149,000	164,000	936,000
Differences in foreign tax rates	597,000	904,000	680,000
Effect of change in tax rate	100,000	-	20,000
Benefit of losses not recognized	175,000	456,000	130,000
	$ -	$ -	$ -

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

12.            Income Taxes (continued)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as of January 31 are as follows:

	January 31,
	2009	2008
Future income tax assets
Operating loss carryforwards	$ 12,663,000	$ 9,821,000
Property and equipment	133,000	133,000
Share issue cost	112,000	162,000
Valuation allowance for future tax assets	(12,908,000)	(10,116,000)
	$ -	$ -

The Company has available losses for income tax purposes of approximately $46 million, which may be carried forward and applied against future taxable income when earned. Brazilian losses are offset by up to 30% of fiscal profits. United States net operating losses may be limited if more than a 50% ownership change has occurred with respect to any Company included in the consolidated group. If an ownership change has occurred, such losses are limited on an annual basis to the value of the respective Company on the date of change multiplied by the U.S. federal long-term, tax-exempt rate in effect for the period. In addition, some U.S. net operating losses may be subject to other limitations based on taxable income from wholly owned subsidiaries on a stand-alone basis.

The losses expire as follows:

	Canada	United States	Brazil	Total
	(in Canadian dollars)

2010	$ 439,000	$ 164,000	$ -	$ 603,000
2011	273,000	1,553,000	-	1,826,000
2012	449,000	4,852,000	-	5,301,000
2013	-	1,465,000	-	1,465,000
From 2016 to 2030	2,623,000	20,063,000	-	22,686,000
Indefinitely	-	-	14,176,000	14,176,000
	$ 3,784,000	$ 28,097,000	$ 14,176,000	$ 46,057,000

At January 31, 2009, the Company has incurred approximately $512,000 (2008 - $512,000) of exploration and development costs which may be deducted against future Canadian taxable income subject to certain limitations.

13.   Related Party Transactions

During fiscal 2009, 2008 and 2007, the Company paid consulting fees of $127,785, $181,895 and $64,623 respectively to directors for advisory services, and paid directors’ fees of $93,500, $Nil and $Nil respectively to directors for advisory services.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

14.    Contingencies

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

A legal action was filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 by James M. Cairns relating to a claim by Mr. Cairns for the failure of the Company to make a timely release of escrow shares.  In fiscal 2009, the action was dismissed for lack of prosecution.

15.   General and Administrative Expenses

General and administrative expenses consist of the following:

	Years Ended January 31,
	2009	2008	2007

Consulting and directors’ fees (Note 13)	$ 535,856	$ 480,774	$ 506,615
Depreciation	23,688	21,596	29,981
Entertainment	83,877	67,556	45,747
Insurance	32,692	34,402	23,773
Office	195,931	145,714	144,549
Professional fees	633,156	330,903	374,468
Rent	46,717	39,984	41,032
Repairs and maintenance	9,310	18,645	15,461
Salaries and benefits	1,426,820	1,336,694	3,304,909
Shareholder relations	471,169	228,917	92,669
Travel	267,375	207,182	180,113
Total	$ 3,726,591	$ 2,912,367	$ 4,759,317

16.   Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

Years Ended January 31,
	2009	2008	2007
Supplemental cash flow disclosure:
Interest paid in cash	$ -	$ -	$ -
Income taxes paid	-	-	-

Non-cash investing activities:
Shares and notes payable issued for mineral properties	$ -	$ 15,338,257	$ 220,000

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

17.    Segmented Information

The Company acquires and explores mineral properties, and these activities are focused principally in South America. Geographic segmentation of mineral properties is provided in Note 6.

18.    Management of Capital

The Company’s objective in managing capital is to maintain adequate levels of funding to support exploration of its mineral property interests, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s interests.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

The Company has in the past invested its capital in liquid investments. This is to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns on unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.

19.    Management of Financial Risk

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, investments in marketable securities, and accounts receivable. The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash and short-term guaranteed deposits, all held within Canadian financial institutions.

Liquidity Risk

The Company manages liquidity risk by maintaining sufficient cash and cash equivalents balances. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market Risks

The significant market risks to which the Company is exposed include commodity price risk and interest rate risk.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

19.    Management of Financial Risk (continued)

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold. The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for gold historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

Interest Rate Risk

In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Therefore, interest rate risk is not significant to the Company.

Foreign Exchange Risk

The Company’s property interests in Brazil make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

20. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP (“US GAAP”). The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

20.    Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Mineral Properties and Deferred Expenditures (continued)

The significant differences in the consolidated statements of operations relative to US GAAP were:

	Years Ended January 31,
	2009	2008	2007
Net loss in accordance with Canadian GAAP	$(3,308,197)	$(4,481,151)	$(5,193,347)

Deduct:
Deferred exploration expenditures capitalized during the period	(2,745,256)	(2,194,762)	(1,744,921)
Add:
Deferred exploration expenditures written off in the period	20,922	569,950	764,420

Net loss in accordance with United States GAAP	$(6,032,531)	$(6,105,963)	$(6,173,848)

Basic and diluted net loss per share (United States GAAP)	$(0.07)	$(0.08)	$(0.12)

Weighted average shares outstanding (United States GAAP)	81,054,014	74,836,676	53,062,909

The significant differences in the consolidated balance sheets relative to US GAAP were:

	January 31,
	2009	2008

Shareholders’ equity – Canadian GAAP	$33,462,250	$27,969,497
Deferred exploration expenditures	(8,081,325)	(5,356,991)

Shareholders’ equity – United States GAAP	$25,380,925	$22,612,506

	January 31,
	2009	2008

Mineral properties and deferred exploration expenditures – Canadian GAAP	$28,809,952	$25,872,047
Deferred exploration expenditures expensed per United States GAAP	(8,081,325)	(5,356,991)

Acquisition costs of mineral properties – United States GAAP	$20,728,627	$20,515,056

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

20.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Mineral Properties and Deferred Expenditures (continued)

The significant differences in the consolidated statements of cash flows relative to US GAAP were:

	Years Ended January 31,
	2009	2008	2007
Net cash used in operating activities
Canadian GAAP	$ (2,865,950)	$ (2,970,267)	$ (1,780,306)
Deferred exploration expenditures	(2,745,256)	(2,194,762)	(1,744,921)
US GAAP	(5,611,206)	(5,165,029)	(3,525,227)

Net cash used in investing activities
Canadian GAAP	(3,402,530)	(4,755,219)	(2,386,223)
Deferred exploration expenditures	2,745,256	2,194,762	1,744,921
US GAAP	(657,274)	(2,560,457)	(641,302)

Net cash provided by financing activities
Canadian GAAP and US GAAP	$ 7,316,700	$ 7,919,930	$ 46,900

Warrants Issued

Under United States GAAP, the fair value of the 4,400,000 (2008 - 4,626,666) warrants issued in the private placement in fiscal 2009 would be recorded as an increase in Warrants of $340,700 (2008 - $481,900) in Shareholders’ Equity as of January 31, 2009, and Common Share Capital would be reduced by $340,700 (2008 - $481,900) as of January 31, 2009. The fair value of the warrants was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0% (2008 – 0%); expected volatility, 84% (2008 - 77%); risk-free interest rate, 3% (2008 - 4%); expected life of warrants, 1.5 years (2008 - 1 year).

As discussed in Note 8, in fiscal 2009, the Company amended the 9,026,666 warrants outstanding. Under United States GAAP, the fair value of the amended warrants would increase Common Share Capital by $237,000, decrease Contributed Surplus by $1,022,560, and increase Warrants by 785,560.

The cumulative effects under United States GAAP on Shareholders’ Equity are as follows: Common Share Capital would decrease by $585,600 (2008 - $481,900) to $81,520,368 (2008 - $74,324,828), Contributed Surplus would decrease by $1,022,560 (2008 - $Nil) to $9,082,506 (2008 - $8,631,213), and Warrants would increase by $1,608,160 (2008 - $481,900) to $1,608,160 (2008 - $481,900).

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

20. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements

1.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting Statement No. 157 but does not expect that it will have a material effect on the consolidated financial statements.

2.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” – Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”,applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, or the Company’s fiscal year beginning January 1, 2008.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157,“Fair Value Measurements”.  The Company adopted SFAS No. 159 on February 1, 2008, with no material impact on the consolidated financial statements.

3.

In December 2007, FASB issued Statement of Financial Accounting Standard No. 141(R), “Business Combinations (revised 2007)”. This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective prospectively for business combinations which would take place in the Company’s fiscal year beginning February 1, 2009. The Company does not expect that this pronouncement will have a material effect on the consolidated financial statements.

4.

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

20. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements (continued)

5.

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R – “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends Question 6 of Section D.2 as included in SAB 107 – “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

6.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (the Company’s fiscal year beginning February 1, 2009), with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

7.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendment to their auditing standards. The adoption of SFAS 162 is not expected to have an effect on the Company’s consolidated financial statements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements

(In Canadian Dollars)

January 31, 2009, 2008 and 2007

20. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements (continued)

8.

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB 14-1”). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. FSP No. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. APB 14-1 will be applied retrospectively to all periods presented. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately. The adoption of APB 14-1 is not expected to have a material impact upon the Company’s financial position or results of operations.

9.

In June 2008, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides guidance for instruments (including options or warrants on a company’s shares, forward contracts on a company’s shares, and convertible debt instruments and convertible preferred stock) that may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. EITF 07-5 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of EITF 07-5 is not expected to have a material impact upon the Company’s financial position or results of operations.

21.   Subsequent Event

On April 2009, the Company granted a total of 2,050,000 options with an exercise price of $0.55 and an expiration date of April 24, 2014. The stock options were issued to directors, officers, employees and consultants of the Company.

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

4.20	Letter of Intent between Gold Fields Holdings Company BVI Ltd. and the Company dated May 9, 2008. (n)
4.21	Option agreement dated July 18, 2008 between Maria Teresa Barbosa Da Silva and the Company relating to the acquisition of the mineral rights to the 20,688 hectare Piranha Property. (o)
4.22	Option Agreement, between the Company and Eldorado Gold Corporation, dated July 8, 2008. (p)
4.23	Shareholder Rights Plan Agreement dated November 28, 2008. (q)
4.24	Amendment to Shareholders Rights Plan Agreement dated May 14, 2009. (r)
8	Subsidiaries of the Registrant. (o)
12.1	Certification of Chairman pursuant to Exchange Act Rules 13a-14. (o)
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14. (o)
12.3	Certification of Chairman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (o)
12.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (o)
23.1	Consent of Independent Registered Public Accounting Firm (o)

________________

(a)	Filed as an exhibit to Registration Statement on Form 10 as filed on June 23, 1993.
(b)	Filed as an exhibit to Form 8 Amendment No. 1 to Form 10 as filed on October 4, 1993.
(c)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1997 as filed on May 13, 1997.
(d)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1998 as filed on April 29, 1998.
(e)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2000 as filed on April 28, 2000.
(f)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2000 as filed on December 13, 2000.
(g)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2001 as filed on April 27, 2001.
(h)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2001 as filed on December 13, 2001.
(i)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended April 30, 2003 as filed on June 16, 2003.
(j)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended July 31, 2003 as filed on September 15, 2003.
(k)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2006 as filed on December 15, 2006.
(l)	Filed as an exhibit to Form 8-K as filed on February 12, 2007.
(m)	Filed as an exhibit to Form 20-F for the fiscal year ended January 31, 2007 as filed on May 25, 2007.

(n)	Filed as an exhibit to Form 20-F for the fiscal year ended January 31, 2008 as filed on May 29, 2008
(o)	Filed herewith.
(p)	Filed as an exhibit to Form 6K as filed on July 21, 2008
(q)	Filed as an exhibit to Form 6K as filed on December 1, 2008
(r)	Filed as an exhibit to Form 6K as filed on May 20, 2009

All Exhibits referred to in (a) through (m) above were filed with previous Securities and Exchange Commission filings of the Company (File No. 0-21968) and are incorporated herein by reference.