Form 20-F
period 2010-01-31
BRAZAURO RESOURCES CORP
filed 2010-07-12
CIK 908177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2010
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ________________________ to ___________________
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

Commission file number 000-21968

BRAZAURO RESOURCES CORPORATION
(Exact name of Registrant as specified in its charter)
N/A
(Translation of the Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

16360 Park Ten Place, Suite 217
Houston, TX 77084
(Address of principal executive offices)

Brian C. Irwin, (281) 579-3400, bcirwin@shaw.ca / (281) 579-9799,
771 Mariner Way, Parksville, B.C., Canada  V9P 1S4
(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:  COMMON STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

92,897,320 Common Shares, as of January 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes  ☐ No  ☒

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period the registrant was required to submit and post such files).       Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):     Large accelerated filer  ☐ Accelerated filer  ☐ Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow   Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes  ☐    No  ☒

BRAZAURO RESOURCES CORPORATION
FORM 20-F

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

The selected consolidated financial information set forth below for each of the five years ended January 31, 2006, 2007, 2008, 2009 and 2010 has been derived from the consolidated financial statements of Brazauro Resources Corporation (“the Company”) for the years indicated and is expressed in Canadian dollars.  The selected consolidated financial information should be read in conjunction with the discussion in “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included on pages 50 to 85 herein.  References in this Annual Report on Form 20-F to “Notes” are intended to refer to the Notes to the consolidated financial statements included herein.

In this Annual Report on Form 20-F all currency refers to Canadian Dollars (Cad$) unless indicated otherwise.

Since its formation, the Company’s activities have consisted primarily of acquiring interests in mineral properties, exploration of those properties and acquiring financing for such purposes.  Consequently, the selected consolidated financial data may not indicate the Company’s future financial performance.

Selected Consolidated Financial Data

	Fiscal Year Ended January 31
	2010	2009	2008	2007	2006
	(000’s except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	-	21	685	796	907
Net loss for the year	(4,641)	(3,280)	(4,481)	(5,193)	(8,259)
Basic and diluted net loss per share	(0.05)	(0.04)	(0.06)	(0.10)	(0.17)
Working capital	4,893	4,586	3,005	4,518	8,611
Total assets	35,922	35,315	30,640	11,330	13,498
Total liabilities	855	1,853	2,671	412	354
Net assets	35,066	33,462	27,969	10,918	13,144
Common share capital	86,516	82,106	74,807	53,729	53,433
Dividends per share	-	-	-	-	-
Weighted average shares outstanding	87,126	81,054	74,837	53,063	49,112

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“United States GAAP”).  A discussion of differences between Canadian GAAP and United States GAAP is contained in Note 21 to the consolidated financial statements.

If the Company had followed United States GAAP, certain items in the consolidated financial statements would have been reported as follow:

Selected Consolidated Financial Data (United States GAAP)

	Fiscal Year Ended January 31
	2010	2009	2008	2007	2006
	(000’s except for net loss per common share data)
Operating revenues	-	-	-	-	-
Write-down of mineral properties	-	-	115	31	109
Net loss for the year	(5,763)	(6,033)	(6,106)	(6,174)	(9,289)
Basic and diluted net loss per common share	(0.07)	(0.07)	(0.08)	(0.12)	(0.19)
Working capital	4,893	4,586	3,005	4,518	8,611
Total assets	26,690	27,234	25,284	7,598	10,747
Total liabilities	855	1,853	2,671	412	354
Net assets	25,835	25,381	22,613	7,186	10,393
Common share capital	86,516	82,106	74,807	53,729	53,433
Dividends per share	-	-	-	-	-
Weighted average common shares outstanding	87,126	81,054	74,837	53,063	49,112

Exchange Rates

On June 30, 2010, the noon exchange rate for the Canadian dollar against the U.S. dollar according to the Bank of Canada, was Cad$1.00 = U.S. $0.9429. Bank of Canada exchange rates are nominal quotations, not buying or selling rates, and are intended for statistical or analytical purposes. Rates available from financial institutions will differ.

The following table sets forth, for each of the years between 2006 and 2008, additional information with respect to the noon buying rate for Cad$1.00.  Such rates are set forth as U.S. dollars per Canadian $1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York. For years 2009 and 2010 was used the information with respect  the noon exchange rate for the Canadian dollar against the U.S. dollar according to the Bank of Canada nominal quote.

Rate	2010	2009	2008	2007	2006
Average (1)	0.8917	0.9239	0.9508	0.9419	0.8844

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months
Rate	January, 2010	February, 2010	March, 2010	April, 2010	May, 2010	June, 2010
High	0.9780	0.9642	0.9938	1.0052	0.9900	0.9864
Low	0.9350	0.9283	0.9470	0.9799	0.9218	0.9391

B.	Capitalization and Indebtedness

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

As of June 30, 2010, the Company had sufficient cash to fund general and administrative expenses and to complete planned exploration payments during fiscal 2011.  As discussed above, the Company will likely be required to raise additional capital for additional exploration activity on its existing properties and acquisition of new exploration prospects subsequent to fiscal 2011.  There can be no assurance that additional funds can be raised.  See “Item 5. Operating and Financial Review and Prospects”.

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

Limited Market for Common Shares.  The liquidity of the common shares of the Company, or ability of the shareholder to buy or sell the Company’s common stock, may be significantly limited for various unforeseeable periods.  The average daily volume of the Company’s shares traded on the TSX Venture Exchange during fiscal 2010 was approximately 89,000 shares.  The market price of the Company’s shares has historically fluctuated in a large range, as disclosed in “Item 9 - The Offer and Listing”.  The price of the Company’s common shares may be affected by many factors, including adverse change in the Company’s business, a decline in gold price and general economic trends.

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

Key Executives.   The Company is dependent on the services of key executives, including its Chairman and Chief Executive Officer, Mark E. Jones, III, its President and Chief Operations Officer, James J. Komadina, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton L. S. Pereira.  Each of the above individuals has many years of background in the mining industry.  The Company may not be able to replace that experience and knowledge with other individuals.

Fluctuations in Foreign Currency Exchange Rates.  The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in Brazilian Reales and United States dollars.  As a result, the Company’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

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

The authorized capital of the Company consists of an unlimited amount of shares of common stock without par value (the “Common Stock”), of which 93,846,055 shares were issued and outstanding as of June 30, 2010.  The Common Stock of the Company ranks equally as to dividends, voting rights and participation in assets and is traded under the symbol “BZO” on the TSX Venture Exchange.

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

The Company and Eldorado Gold Corp. have signed an agreement whereby Eldorado will acquire, through a court-approved plan of arrangement under the laws of British Columbia, all of the outstanding common shares of the Company (the “Brazauro Shares”) for total consideration consisting of common shares of Eldorado (the “Eldorado Shares”) having a value of approximately $122.4-million (including the value of new Brazauro).

Under the arrangement, each Brazauro Share will be exchanged for 0.0675 Eldorado Share, which together with the contemplated spin-out of TriStar Gold Inc. would value the Company at $1.33 per share, representing a premium of 92 per cent to the closing price of Brazauro Shares on the TSX Venture Exchange, as at May 11, 2010. In addition, as part of the transaction, Eldorado has agreed to finance, with C$10-million, a new exploration company that will contain certain exploration properties currently owned by the Company. Each shareholder of the Company, other than Eldorado, will receive one share of TriStar Gold Inc. for each three Brazauro shares in addition to 0.0675 Eldorado Share for each Brazauro Share.  TriStar Gold Inc. will hold the Bom Jardim and Andorinhas exploration properties presently held by the Company together with the C$10 million to be provided by Eldorado.

The arrangement has been approved by the boards of directors of Eldorado and the Company and will be subject to, among other things, approval by securityholders of the Company at a special meeting of securityholders of the Company convened for July 15, 2010 to approve the transaction. Officers and directors of the Company, representing approximately 8.9 per cent of the Company’s outstanding shares, options and warrants, have entered into lock-up and support arrangements with Eldorado under which they have agreed to vote in favor of the transaction. Eldorado owns 14,326,000 of the Company’s common shares and 4,916,000 warrants representing approximately 17.2 per cent of Brazauro on a fully diluted basis.

The British Columbia Supreme Court has issued an interim order in connection with the plan of arrangement which, if approved by securityholders of the Company, will implement the proposed acquisition of the Company by Eldorado Gold Corp.

The interim order provides for the calling of a special meeting of the securityholders of the Company to consider the arrangement. The arrangement is subject to, among other things, the final approval of the British Columbia Supreme Court, receipt of all necessary regulatory approvals, the approval by at least 66⅔ per cent of the votes cast by the holders of common shares of the Company, at least 66⅔ per cent of the votes cast by holders of options and warrants of the Company and shareholders, the approval by a simple majority of shareholders (excluding Eldorado and any other shareholders excluded by Multilateral Instrument 61-101), and the satisfaction or waiver of other conditions precedent to the arrangement. The hearing in respect of the final order to approve the arrangement is currently scheduled to take place on or about July 16, 2010, with the completion of the arrangement to occur no later than July 20, 2010.

The meeting will be held on July 15, 2010, at suite 2600, 595 Burrard St., Vancouver, B.C., at 10 a.m. (Vancouver Time). Securityholders of the Company of record as of 5 p.m. (Vancouver time) on June 10, 2010, will be entitled to attend and vote at the meeting.

In the event that the transaction is not completed, the Company has agreed to pay Eldorado a termination fee equal to $4.8million, under certain circumstances. Brazauro has also provided Eldorado with certain other customary rights, including a right to match competing offers. the Company has received a fairness opinion in respect of the transaction from BMO Capital Markets Inc.

Principal Capital Expenditures During The Three Most Recent Fiscal Years

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

In fiscal 2009, the Company performed additional exploration activities at the Tocantinzinho and Bom Jardim Properties, resulting in the capitalization of approximately $2,122,000 and $520,000, respectively, in exploration expenditures in addition to the capitalization of acquisition costs totaling approximately $154,000 and $38,000, respectively. At the Company’s Crepori Property, additional exploration costs totaling approximately $21,000 were written off in fiscal 2009.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State.  The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years. Exploration activities were conducted at the Company’s Piranha Property during fiscal 2009, resulting in the capitalization of acquisition and exploration costs of approximately $12,000 and $83,000, respectively.

In August 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$700,000 over three years. An initial payment of BR$20,000 was made in September 2009.

In December 2009, the Company entered into an option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$2,500,000 over three years. An initial payment of approximately $42,000 (BR$75,000) was made in January 2010. The vendor will retain a 0.5% net smelter royalty, which the Company can repurchase for BR$3,000,000.

In fiscal 2010, the Company performed additional exploration activities at the Tocantinzinho, Bom Jardim and Piranhas Properties, resulting in the capitalization of approximately $62,000,  $568,000 and $335,000, respectively, in exploration expenditures in addition to the capitalization of acquisition costs totaling approximately $53,000, nil  and $63,000, respectively.

In May 2010, the Company decided to abandon certain mineral claims in the Bom Jardim area due to poor exploration results. As a result, the property was written-down by $929,848.

In December 2009, the Company entered into an option agreement under which it may acquire 100% of the Agua Branca Property, which consists of approximately 9,356 hectares of exploration licenses in the Tapajós region of Pará state, Brazil, in consideration for option payments of US$60,000 on signing of the agreement, made in December 2009, an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”), made on May 2010, and US$2,000,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

In fiscal 2010, the Company exploration activities at the Agua Property resulted in the capitalization of exploration expenditures for approximately $153,000, plus the capitalization of acquisition costs totaling approximately $63,000.

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

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral (“DNPM”).  The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho and the Bom Jardim Properties.   Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2010 calendar year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances and gains on sales of equipment.

C.	Organizational Structure

As of January 31, 2010, the Company had four wholly-owned subsidiaries; Brazauro Holdings (Brazil) Ltd., a British Columbia corporation (“Brazauro Holdings”), Star U.S. Inc., a Delaware corporation (“Star”), Brazauro Holdings (BVI) Ltd., a British Virgin Islands subsidiary, and its British Virgin Islands subsidiary, Resource Holdings 2004 Inc (“RH 2004”).  Star in turn owns 100% of the stock of three corporations, Diamond Exploration, Inc. and Continental Diamonds, Inc., both of which are Arkansas corporations (“DEI” and “CDI”, respectively), and Diamond Operations, Inc., a Delaware corporation (“DOI”).  The Company and Brazauro Holdings own 99.99% and 0.01%, respectively, of the common shares of Brazauro Recursos Minerais Ltda., a Brazilian corporation. Brazauro Recursos Minerais Ltda. and Brazauro Holdings own 99.99% and 0.01%, respectively, of the common shares of Mineração Cachambix Ltda. (“Cachambix”) and of Mineracao Agua Branca Ltda., both Brazilian corporations.  RH 2004 and the Company own 99.99% and 0.01%, respectively, of the common shares of Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”), a Brazilian corporation. All references to the Company herein include its subsidiaries unless otherwise noted.  The Company’s Consolidated Financial Statements referred to herein also include its subsidiaries.  The Company’s fiscal year ends January 31.

D.	Properties

Currently, all of the Company’s Properties are located in the Tapajós Gold District of Brazil’s northerly Pará State.  The general location of the Company’s Brazilian Properties Tocantinzinho, Bom Jardim and Agua Branca properties are shown on the map provided below.  The map is followed by a description of the Company’s rights and interests in each of its Properties.

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

On December 5, 2006, the DNPM published at the Brazilian Official Gazette that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007.  Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009.  The Company’s obligation to make the future payments was secured by the Cachambix shares. The Company has made all the payments under the agreement.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.).

The option agreement provides that the Optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Effective December 4, 2009, the Company entered into an amending agreement with the Optionors redefining the NSR royalty.  Under the amending agreement, the parties have agreed that the Company can buy down the royalty from 3.5 per cent to 1.5 per cent in two increments of 1 per cent each. The first payment of $2 million will be triggered by certain events including the exercise, if at all, by Eldorado Gold Corp. under its option/joint-venture agreement with the Company to acquire 60 per cent of the Tocantinzinho project, or failing such exercise, by completion of project financing, the making of a production decision or other specified events. The second payment of $3.5 million will be triggered by the making of a construction decision to proceed with the development of the Tocantinzinho project.  The amended royalty will cover all the ground referred to in the original agreement signed with the royalty holders in 2003, which encompasses the entire Tocantinzinho mineralized deposit.

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

In July 2008, the Company reached an agreement with Eldorado and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000 and is discussed in Note 8 below.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company.  Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million.  Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

On February 25, 2009, the DNPM published in the Brazilian Official Gazette the renewal of the exploration license for the 4,000 hectares related to the central area for an additional period of three years. On May 20, 2009, the DNPM announced the issuing of an extra period of two years for the additional exploration at the 10,000 hectares related to the Extension Area.

Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest of the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007 for a period of three years.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company could acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below.  The Company was to issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to the third party was to be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48).  The parties agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which was anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence.  Completion of the acquisition was conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held.  On closing, the Company would acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property was to be held in exchange for the Company shares.

The third party was to have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the Company indirectly holding the Bom Jardim Property by spending on the Bom
Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim properties from closing to the second anniversary of closing.  If the third party elected not to back-in, the third party was to be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property.  If the third party acquired the 60% interest, it would have had the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period.  Thereafter, the parties were to contribute proportionately to further expenses.  The Company was to have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Bom Jardim Property into production, in which case the third party’s interest will be increased to 75%.

In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplated on the LOI, both parties’ obligations were terminated.

Piranhas Properties

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 19,899 hectare Piranhas Property, located in Pará State, Brazil.  The Company has an option to earn 100% of the Piranhas Property, with no residual production royalty obligations, by payment of a total of BR$1,800,000 (Brazilian Reals) over three years.  An initial payment of approximately US$11,000 was made in July 2008. Advance payments in the amount of approximately US$8,800 were made during fiscal 2010. The remaining payments under the option agreement total approximately BR$1,770,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010):  $31,000, $63,000, $91,000 and $727,000, due in fiscal years 2011, 2012, 2013 and 2014, respectively.  The Company can terminate the option agreement at any time without further obligation. In November 2009, the Company applied for the exploration licenses to the 19,899 hectare Piranhas Property.

In August 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The property has an exploration license granted by the DNPM in September 2009. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$700,000 over three years. An initial payment of BR$20,000 was made in September 2009. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $23,000, $40,000, and $326,000, due in fiscal years 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$2,500,000 over three years. An initial payment of approximately $42,000 (BR$75,000) was made in January 2010. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $100,000, $157,000, and $1,128,000, due in fiscal years 2011, 2012 and 2013, respectively. The vendor will retain a 0.5% net smelter royalty, which the Company can repurchase for BR$3,000,000. The Company can terminate the option agreement at any time without further obligation. In December 2009, the Company applied for the exploration licenses to the 7,404 hectare area in the Piranhas Property.

Agua Branca Property

In August 2009, the Company entered into a non-binding letter of intent with Talon Metals Corp. (“Talon”) to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajós region of Pará state, Brazil.

The non-binding letter of intent contemplates that, after due diligence by the Company was completed, the parties will enter into a definitive option agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which was expected on or before February 26, 2010 (extended to June 29, 2010), US$130,000 on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described above.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

For the Years Ended January 31, 2010, 2009, and 2008

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

The Company’s current Properties are in the exploration stage and have not been proven to be commercially developable to date.  The Company’s existing Properties are gold prospects in Brazil which were acquired during fiscal years 2004 through 2010.  The Company capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties.  When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off.  The net capitalized cost of each mineral property is periodically compared to management’s estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Company’s mineral properties and deferred expenditures increased to $30,138,894 at January 31, 2010 from $28,809,952 at January 31, 2009 as a result of acquisition costs totaling $179,139 and exploration costs totaling

$1,149,803 related to the activities on the Company’s Brazilian properties.  As of January 31, 2010, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,225,391.  The capitalized costs related to the Company’s properties Bom Jardim, Piranhas and Agua Branca, totaled approximately $1,162,000; $493,000 and $216,000; respectively, as of January 31, 2010.  The capitalized costs related to the Company’s remaining property Andorinhas, totaled approximately $42,000 as of January 31, 2010.

The Company’s mineral properties and deferred expenditures increased to $28,809,952 at January 31, 2009 from $25,872,047 at January 31, 2008 as a result of acquisition costs totaling $231,571 and exploration costs totaling $2,745,256 related to the activities on the Company’s Brazilian properties, less the write-off of the exploration costs related to the Crepori Property of $20,922.  As of January 31, 2009, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,111,113.  The capitalized costs related to the Company’s property, the   Bom Jardim Property, totaled approximately $594,000 as of January 31, 2009.  The capitalized costs related to the Company’s remaining two properties, the Piranha and Andorinhas Properties, totaled approximately $105,000 as of January 31, 2009.

In July 2008, the Company reached an agreement with Eldorado and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000.

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

In August 2009 the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$ 700,000 over three years. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into an option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$ 2,500,000 over three years. The vendor will retain a 0.5% net smelter royalty which the Company can repurchase for BR$ 3,000,000. The Company can terminate the option agreement at any time without further obligation.

In August 2009 the Company entered into a non-binding letter of intent with Talon Metals Corp. to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajós region of Pará state, Brazil. Effective December 10, 2009, after due diligence by the Company was completed, the parties entered into a definitive agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which was expected during the first quarter of 2010, US$130,000 on or before December 31, 2010, and US$1,870,000 two years from the date of the definitive agreement. In addition, and to maintain the option, the Company will expend at least US$500,000 on the property in each of the first two years which will include at least 2,000 meters of core drilling in the first year and will assume existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty which the Company can repurchase for US$2,000,000.

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

The Company’s mineral properties and deferred expenditures increased to $25,872,047 at January 31, 2008 from $6,368,126 at January 31, 2007 as a result of acquisition costs totaling $17,993,741 and exploration costs totaling $2,194,762 related to the activities on the Company’s Brazilian properties, less the write-off of the exploration costs related to the Sucuri and Crepori Properties of $684,582.  As of January 31, 2008, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $25,835,276.  The capitalized costs related to the Company’s remaining property, the   Bom Jardim Property, totaled approximately $36,000 as of January 31, 2008.

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

Since 2004, 159 drill holes have been completed on the Tocantinzinho project by the Company and Eldorado. In addition, a resource of over 2.28 million gold ounces has been established and two Preliminary Economic Assessments (PEA) have been completed, both finding the project to be commercially viable.

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

In January 2010 the Company announced the results of an updated PEA that confirms the economic viability and technical aspects of the Company’s 100%-owned Tocantinzinho property. The updated PEA was conducted by NCL Brasil Ltda. and builds on the assessment announced by the Company in December 2007.  It includes a detailed mine plan, enhanced engineering studies and committed budget proposals from suppliers for key elements of the mine development, including the provision of power to the site.

Income from Operations

The Company has not received any revenues from mining operations since inception.  During the years ended January 31, 2010, 2009, and 2008 the Company’s revenues were comprised primarily of interest income on proceeds received from prior financings.

General and administrative expenses totaled approximately $4,697,000 during fiscal 2010 as compared to approximately $3,727,000 during fiscal 2009, representing a net increase of approximately $970,000 or 26%. Included in general and administrative expenses during fiscal 2010 and 2009 were approximately $1,688,000 and $451,000; respectively, of stock compensation expense recorded using the fair value method. The variation in the stock compensation expense from fiscal 2009 to fiscal 2010 is due to the increase in the number of options granted during 2010.  A total of 5,905,000 and 500,000 options were granted in fiscal 2010 and 2009; respectively. A total of 4,170,892 and 584,474 options were forfeited in fiscal 2010 and 2009; respectively.  The Company’s common stock options vest mainly over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter.

After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $3,009,000 and $3,275,000 for the fiscal years of 2010 and 2009, respectively, representing a decrease of $267,000 or 8%. The decrease is due primarily to the following: (i) Shareholders relations expense decreased by approximately $304,000 due to the end of a promotional campaign conducted during fiscal 2009; (ii) Professional fees were higher in 2009 by approximately $145,000 as compared to 2010 due to execution of Eldorado and Bom Jardim transactions  in fiscal 2009, and (iii) Salaries increased by  approximately $187,000 in 2010 due to hiring of a new President of  the Company.

General and administrative expenses totaled approximately $3,727,000 during fiscal 2009 as compared to approximately $2,912,000 during fiscal 2008, representing an increase of approximately $815,000 or 28%. The increase is due primarily to the following: (i) the Company incurred consulting fees during fiscal 2009 totaling approximately $156,000 related to the Eldorado transaction; (ii) directors’ fees totaling $93,500 were awarded in fiscal 2009 and no directors’ fees were awarded during the similar period in 2008; (iii) an increase in professional fees totaling approximately $302,000 related to the increased activity in the Company during fiscal 2009, primarily legal fees related to the Eldorado transaction and the proposed  Bom Jardim transaction and geology consulting fees incurred in evaluating prospective property acquisitions in Brazil; and (iv) a promotional campaign to investors conducted during fiscal 2009 costing approximately $250,000.

The Company anticipates that general and administrative expenses during fiscal 2011 will increase from the level experienced in fiscal 2010 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company’s business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows except for the capitalization of mineral properties and deferred expenditures  as discussed in Note 21 to Notes to Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates.

The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in Brazilian Reales and United States dollars.  As a result, the Company’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

B.	Financial Condition; Liquidity and Capital Resources.

As of January 31, 2010, the Company had working capital of $4,892,539 as compared to working capital of $4,586,023 at January 31, 2009.  At January 31, 2010, the Company had current assets of $5,747,779, including $5,704,919 in cash and cash equivalents and $42,860 in other current assets compared to total current liabilities of $855,240.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  The Company paid brokerage cash commission on the placement of $308,867 plus additional share issuance costs totaling $113,315.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional share of the Company at $1.00 until May 3, 2011. Additionally, brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011.

In July 2008, the Company closed a private placement with Eldorado Gold Corporation (“Eldorado”) by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000.  The Company paid stock issuance costs totaling $38,200.  Each Unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each full warrant would entitle the holder to acquire one additional share at a price of $1.30 per share until January 24, 2010. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made there under and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company.  Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000.  The Company paid a brokerage commission on the placement of $372,960, plus additional share issuance costs totalling $48,610.  Each unit consisted of one common share and one half of one share purchase warrant.  Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year.  Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The 4,626,666 warrants expired unexercised.

During fiscal 2010 and 2009 no stock options were exercised. During fiscal 2008 the Company received cash proceeds of $13,500 representing the exercise of 75,000 stock options, by officers, directors, employees and consultants at exercise prices from $0.10.

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

The Company, except for the Tocantinzinho Property, has no other properties that have proven to be commercially developable, and has no significant revenues from mining operations.  The rights and interests in the Tocantinzinho, Piranhas, Agua Branca and Bom Jardim Properties in Brazil constitute the Company’s current mineral holdings.  While the Company believes it has sufficient working capital as of this date to meet its commitments during 2010, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects.  Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.  The Company may seek additional equity financing during fiscal 2011, including the potential exercise of outstanding options and warrants.  The inability of the Company to raise further equity financing could adversely affect the Company’s business plan, including its ability to acquire additional properties and perform exploration activities on existing properties.  If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts.  Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

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

As of June 30, 2010, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Contractual Obligations

As of January 31, 2010, the Company’s operating lease obligations were approximately as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	$206,545	$106,545	$100,000	$-	$-

Additionally, the Company has payments totaling BR$4,875,000 required to maintain its interest in the Piranhas Properties.  While these payments are not fixed obligations since the Company can abandon the Properties at any time without penalty or further payments, these payments are required in order to maintain the Company’s interest.  The timing of all such payments is as follows (all amounts are approximate and in Canadian dollars based on the exchange rate as of January 31, 2010):  $154,000, $260,000, $1,545,000 and $727,000, due in fiscal years 2011, 2012, 2013 and 2014, respectively.

Additionally, the Company has payments totaling US$2,060,000 required to maintain its interest in the Agua Branca Property.  The amount of US$60,000 is due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”), US$130,000 on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

G.  Safe Harbor

Certain statements in this Form 20-F under “Item 3. Risk Factors”, “Item 4. Properties”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information” and “Item 10. Additional Information” constitutes “forward-looking statements”.  These forward-looking statements are subject to various risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company’s exploration and development operations on its properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional mineral properties; changes in business strategy or development plans; exploration and other property writedowns; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue certain projects; the outcome of litigation matters, and other factors referenced in this Form 20-F. In addition, the Company entered into an agreement with Eldorado

pursuant to which, subject to certain conditions, Eldorado will acquire all the outstanding shares of the Company.   Forward-looking statements regarding the transaction are subject to assumptions and risks as set out in the Company’s Management Information Circular dated June 10, 2010. The use in this Form 20-F of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of its exploration Properties.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

The directors and executive officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Position with Registrant	Served As a Director and/ or Officer Since
Patrick L. Glazier	52	Director	July 8, 1998
Brian C. Irwin	70	Director, CFO	October 3, 1995
Mark E. Jones, III	70	Director, Chairman & CEO	March 12, 1986
Leendert G. Krol	70	Director	March 6, 2003
Dr. Roger David Morton	74	Director	June 14, 1993
Gregory Chorny	60	Director	August 8, 2008
Elton L. S. Pereira	49	Vice President - Exploration	April 30, 2007
John Segner	52	Director	June 12, 2009
James Komadina	53	Director, President, COO	October 1, 2009

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

Mark E. Jones, III.  Mr. Jones has served as Chairman of the Company from 1986 to the present.  In his capacity as Chairman of the Board of Directors, Mr. Jones is the chief executive officer of the Company.  Additionally, Mr. Jones served as the President of the Company from 1986 to June 1990, from July 2001 to March 2003, and from May 2005 until October 2009.  Mr. Jones has served as a Director of Crown Resources Corporation (“Crown”) from 1987 to 2006, when Crown was sold to Kinross Gold Corp.  Mr. Jones is also a director of Solitario Exploration & Royalty Corporation, where he has served since 1992 and is currently Vice-Chairman of the Board of Directors.

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

Gregory Chorny.  Mr. Chorny, a retired barrister, has been involved in finance in the junior resources sector as an independent venture capitalist for the past sixteen years.

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

John Segner. Mr. Segner has been a private investor for the last 2 years. Mr. Segner served as a Managing Director and Global Partner of Invesco PLC from 1997 to 2009.

James J. Komadina. Mr. Komadina has a distinguished mining career. Prior to joining Brazauro he served as president and chief executive officer of Minera SA, a private natural resource investment firm and majority shareholder of Orvana Minerals (TSX:ORV). Previously, he was senior vice president of Gold Fields Exploration Inc., responsible for all non-South African global development projects.  Prior to that, he served as president and chief executive officer, North America, for AngloGold Limited, as well as holding responsible positions with Newmont Gold Company.

No director or officer of the Company has any family relationship with any other officer or director of the Company.  The Company has no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director.

B.	Compensation

Officers

During the financial year ended January 31, 2010, Brazauro had four (4) Named Executive Officers: Mark E. Jones III, CEO, Jim Komadina, President and COO, Brian C. Irwin, CFO and Secretary, and Elton L.S. Pereira, Vice President Exploration. The Company has no long-term incentive plans.  However stock options are awarded from time-to-time at the discretion of the Board of Directors and the Compensation Committee.  The following tables set forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the last full financial years, including information regarding stock option awards made under the Company’s Stock Option Plan, , in respect of the CEO, the CFO, the COO and the Vice President Exploration.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary US ($)	Bonus US ($)	Other Annual Compensation (2) US ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All other Compensation (3) US ($)
Mark E. Jones, III, Chairman, President, CEO & Director	200,000	10,000	29,724	850,000	-	-	7,800
Brian C. Irwin, CFO & Director (1)	135,144	5,328	25,749	400,000	-	-	-
James J. Komadina President & COO (4)	116,667	2,500	19,272	1,500,000	-	-	-
Elton L. S. Pereira VP Exploration	184,892	10,547	-	400,000	-	-	-

(1) Mr. Irwin provides consulting services to the Company under month-to-month contracts and a monthly fee of Can$10,000.
(2) Such other compensation includes Director’s fees paid for each Director’s meeting or committee meeting attended
(3) Car allowance.
(4) Mr. Komadina received a signing bonus of US$50,000 (included in Salary)

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

Option Grants During the Most Recently Completed Fiscal Year

Individual Grants
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	(4) Exercise or Base Price ($/Security)	Expiration Date
Mark E. Jones, III	350,000 (1) 500,000 (2)	14%	0.55 0.75	4/24/2014 12/15/2014
Brian C. Irwin	250,000 (1) 150,000 (2)	7%	0.55 0.75	4/24/2014 12/15/2014
James J. Komadina	500,000 (1) 1,000,000 (3)	25%	0.70 0.59	10/1/2014 11/25/2014
Elton L. S. Pereira	250,000 (1) 150,000 (2)	7%	0.55 0.75	4/24/2014 12/15/2014

(1)	The options are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter).
(2)	Options fully vested on the date of issue.
(3)	The options are subject to vesting requirements (50% on January 1, 2010 and 50% on April 1, 2010).
(4)
The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Corporation on the TSX Venture Exchange (“the Exchange”) at the time of the grant of the option.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officer of the Corporation, and as of January 31, 2010, the number of unexercised options held by the Named Executive Officers, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Mark E. Jones, III	Nil	Nil	1,374,240 – Exercisable 131,250 – Unexercisable	120,313 – Exercisable 72,188 – Unexercisable
Brian C. Irwin	Nil	Nil	713,123 – Exercisable 93,750 – Unexercisable	195,938 – Exercisable 51,563 – Unexercisable
James J. Komadina	Nil	Nil	687,500 – Exercisable 812,500 – Unexercisable	295,000 – Exercisable 295,000 – Unexercisable
Elton L. S. Pereira	Nil	Nil	1,106,250 – Exercisable 93,750 – Unexercisable	481,938 – Exercisable 51,563 – Unexercisable

Directors

The Company currently has six Directors, three of which Mark E. Jones III, James J. Komadina and Brian C. Irwin are also Named Executive Officers.  For a description of the compensation paid to the Company’s Named Executive Officers who also act as Directors, see “Summary Compensation Table” above.

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

The following table sets forth all amounts of compensation paid or granted to the Company’s Directors, other than Named Executive Officers, for the most recently completed financial year:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary US ($)	Bonus US ($)	Other Annual Compensation (2) US ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All other Compensation US ($)
Leendert G. Krol , Director (1)	96,000	4,800	22,804	750,000	-	-	-
Dr. Roger David Morton, Director	-	-	22,804	350,000	-	-	-
Gregory Chorny, Director	-	-	25,654	250,000	-	-	-
Patrick L. Glazier, Director	-	-	23,754	400,000	-	-	-
John Segner, Director	-	-	48,869	150,000	-	-	-

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

Option Grants During the Most Recently Completed Fiscal Year

Individual Grants
Name	Securities Under Options Granted (#)	% of Total Options Granted to Directors in Fiscal Year	(3) Exercise or Base Price ($/Security)	Expiration Date
Leendert G. Krol	350,000 (1) 400,000 (2)	13%	0.55 0.75	4/24/2014 12/15/2014
Dr. Roger David Morton	150,000 (1) 200,000 (2)	6%	0.55 0.75	4/24/2014 12/15/2014
Gregory Chorny	150,000 (1) 100,000 (2)	4%	0.55 0.75	4/24/2014 12/15/2014
Patrick L. Glazier	150,000 (1) 250,000 (2)	7%	0.55 0.75	4/24/2014 12/15/2014
John Segner	150,000 (2)	3%	0.75	12/15/2014

(1)	The options are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter).
(2)	Options fully vested on the date of issue.
(3)
The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Corporation on the TSX Venture Exchange (“the Exchange”) at the time of the grant of the option.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Directors of the Company, and as of January 31, 2010, the number of unexercised options held by the Directors, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Leendert G. Krol	Nil	Nil	1,442,965 – Exercisable 131,250 – Unexercisable	230,313 – Exercisable 72,188 – Unexercisable
Dr. Roger David Morton	Nil	Nil	558,848 – Exercisable 56,250 – Unexercisable	106,563 – Exercisable 30,938 – Unexercisable
Gregory Chorny	Nil	Nil	368,750 – Exercisable 81,250 – Unexercisable	139,063 – Exercisable 43,438 – Unexercisable
Patrick L. Glazier	Nil	Nil	792,396 – Exercisable 56,250 – Unexercisable	161,563 – Exercisable 30,938 – Unexercisable
John Segner	Nil	Nil	150,000 – Exercisable Nil – Unexercisable	Nil – Exercisable Nil – Unexercisable

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

The Company’s principal office is located in Houston, TX.  The Company also maintains administrative offices in Belem, Brazil and field offices in Itaituba, Brazil.  The Company had 31, 23, and 26 full-time employees at January 31, 2010, 2009, and 2008, respectively; however, the Company retains consultants, independent contractors and part-time employees on an as-needed basis in connection with its exploration and development activities.  For each of the years ended January 31, 2010, 2009, and 2008, six of the Company’s full-time employees were based in the United States and the remaining employees were based in Belem and Itaituba, Brazil.

E.	Share Ownership

The following table sets forth, as of June 10, 2010, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Number of Shares	Percent of Class
Patrick L. Glazier (2)	2,027,317 (1)	2.0%
Brian C. Irwin	756,373 (1)	*
Mark E. Jones, III	3,177,790 (1)	3.1%
Leendert G. Krol	1,419,115 (1)	1.4%
Dr. Roger David Morton	575,098 (1)	*
Gregory Chorny (3)	1,601,922 (1)	1.6%
Elton L. S. Pereira	1,100,000 (1)	1.1%
John Segner	1,000,000 (1)	1.0%
James J. Komadina	1,500,000 (1)	1.5%
Officer and Directors of the Company as a group (9 persons)	13,157,615 (1)	12.8%
* Less than 1%.

 (1)  A director of the Company.  Includes the following options to purchase common shares:

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
Patrick L. Glazier	61,000 187,646 200,000 150,000 250,000	1.30 2.00 0.55 0.55 0.75	March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014 December 15, 2014

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
Brian C. Irwin	156,373 200,000 250,000 150,000	2.00 0.55 0.55 0.75	July 21, 2010 December 18, 2012 April 24, 2014 December 15, 2014
Mark E. Jones, III	500,390 350,000 500,000	2.00 0.55 0.75	July 21, 2010 April 24, 2014 December 15, 2014
Leendert G. Krol	155,100 469,115 200,000 350,000 400,000	1.30 2.00 0.55 0.55 0.75	March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014 December 15, 2014
Dr. Roger David Morton	40,000 125,098 100,000 150,000 200,000	1.30 2.00 0.55 0.55 0.75	March 22, 2010 July 21, 2010 December 18, 2012 April 24, 2014 December 15, 2014
Gregory Chorny	200,000 150,000 100,000	0.50 0.55 0.75	August 8, 2013 April 24, 2014 December 15, 2014
Elton L. S. Pereira	100,000 (4) 300,000 (4) 250,000 (4) 150,000 250,000 150,000	0.57 0.57 0.57 0.55 0.55 0.75	February 15, 2010 August 4, 2010 May 11, 2012 December 18, 2012 April 24, 2014 December 15, 2014
John Segner	150,000	0.75	December 15, 2014
James J. Komadina	500,000 1,000,000	0.70 0.59	October 1, 2014 November 25, 2014

(2)  The beneficial owner has sole ownership, with the exception of a total of 630,875 shares, where ownerhips is shared.
(3)  The beneficial owner has sole ownership, with the exception of a total of 500,000 shares, where ownership is shared.
(4)  These options were re-priced in May 2008 to $0.57.

Shares Subject to Options

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance at the dates indicated.

Equity Compensation Plan Information as of June 30, 2010
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,249,588	$0.85	3,750,412
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	9,249,588	$0.85	3,750,412

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. Most of the options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and all have a term of five years.  Options are issued at the discretion of the Board of Directors.  As of June 30, 2010, included in the 9,249,588 common share options outstanding were the 8,088,622 common stock options granted to directors and officers as disclosed in the second preceding table plus a total of 960,966 and 200,000 common stock options issued to employees and consultants, respectively.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of June 30, 2010, the number of Common Stock and the corresponding percentage ownership of each person who held of record, or was known by the Company to own beneficially, more than five percent of the Company’s Common Stock.  Unless otherwise indicated, the Company believes the following persons have sole voting and investment power with respect to the number of shares set forth opposite their names.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class

CDS & Co. (1) P. O. Box 1038, Station A, 25 The Esplanade Toronto, Ontario M5W 1G5	62,441,345	66.54%
Cede & Co. (1) P.O. Box 20, Bowling Green Station New York, New York 10274	7,048,007	28.82%
Eldorado Gold Corporation 1188 – 550 Burrard Street Vancouver, BC V6C 2B5	14,326,000	15.26%

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

The Company’s common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.  As of June 30, 2010 there were 92 holders of record of the Company’s Common Stock including 69 in the United States who collectively held 30,320,838 common shares, representing 32% of the total issued and outstanding shares of 93,846,0551 common shares.

On May 28, 2010, a total of 100,000 common shares were issued as a result of exercise of the same number of stock options with an exercise price of $0.55. The Company received exercise proceeds totaling $55,000.

On May 12, 2010, the Company entered into an agreement with Eldorado, pursuant to which, subject to certain conditions, Eldorado would acquire, by way of court approved Plan of Arrangement, all the issued and outstanding shares of the Company. The transaction is expected to close by July 20, 2010 and is subject to customary conditions including without limitation the approval of British Columbia Supreme Court and certain regulatory approvals. Details of the agreement are described in Item 4.A, above, and Item 8.B below.

On March 22, 2010, a total of 300,000 common shares were issued as a result of exercise of the same number of stock options with an exercise price of $0.51. The Company received exercise proceeds totaling $153,000.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. Additionally, brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. Eldorado participated with the acquisition of 1,032,000 units.

In July 2008, the Company reached an agreement with Eldorado and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Until exercise of the second option, more particularly described in item 5A Eldorado has agreed that it will exercise or cause to be exercised all voting rights attached to the Company’s shares issued pursuant to the private placement  in favor of the directors nominated by management for election at each annual general meeting of the shareholders of  the Company.

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

On May 11, 2010, the Company entered into an agreement with Eldorado, in which Eldorado would acquire, by way of court approved Plan of Arrangement (the “Arrangement”), the issued and outstanding shares of the Company not held by Eldorado. Each Brazauro Share not held by Eldorado would be exchanged for 0.0675 of a share of Eldorado plus one third of a share of a new exploration company. Eldorado’s outstanding warrants to purchase Brazauro Shares will be cancelled and the Company ‘s remaining unexercised options and warrants will be exercisable for Eldorado shares on substantially identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of the Company .

Through the Arrangement, Eldorado would acquire the Company ‘s flagship Tocantinzinho project as well as the Agua Branca and Piranhas properties. The remaining exploration assets of the Company will become assets of a newly incorporated company and all holders of the Company’s shares, except Eldorado, would receive one third of a share of the new company for each share held of the Company. In addition, Eldorado will provide $10 million in funding to the new company upon the closing of the transaction.

The Arrangement has been approved by the board of directors of the Company and the arrangement is subject to, among other things, the final approval of the British Columbia Supreme Court, receipt of all necessary regulatory approvals, the approval by at least 66⅔ per cent of the votes cast by the holders of common shares of the Company , at least 66⅔ per cent of the votes cast by holders of options and warrants of the Company and shareholders, the approval by a simple majority of shareholders (excluding Eldorado and any other shareholders excluded by Multilateral Instrument 61-101), and the satisfaction or waiver of other conditions precedent to the arrangement. The hearing in respect of the final order to approve the arrangement is currently scheduled to take place on or about July 16, 2010, with the completion of the arrangement to occur no later than July 20, 2010.

In May 2010, the Company decided to abandon certain mineral claims in the Bom Jardim area due to poor exploration results. As a result, the property was written-down by $929,848 as of April 30, 2010.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company’s Common Stock is listed on the TSX Venture Exchange (“the TSX”) in British Columbia, Canada under the symbol “BZO”.  The Company’s Common Stock is not traded on an exchange or market in the United States.

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced fiscal years were as follows:

	Price Range of Common Stock
Fiscal Year Ended January 31,	High	Low
2010	0.75	0.35
2009	0.90	0.10
2008	1.00	0.43
2007	1.64	0.60
2006	2.50	0.80

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced quarterly periods were as follows:

	Price Range of Common Stock
	Fiscal Year Ended January 31
	2010		2009
Fiscal Quarter Ended	High	Low	High	Low
April 30	0.74	0.35	0.43	0.10
July 31	0.75	0.53	0.57	0.14
October 31	0.74	0.55	0.90	0.34
January 31	0.69	0.50	0.73	0.46

The high and low sales prices (in Canadian dollars) as quoted on the TSX for the below referenced months were as follows:

	Price Range of Common Stock
Month Ended	High	Low
January 2010	0.67	0.59
February 2010	0.68	0.56
March 2010	0.64	0.55
April 2010	0.59	0.47
May 2010	1.33	0.49
June 2010	1.46	1.20

B.	Plan of Distribution

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

Please see Exhibits 1.1, 1.2, 1.3, 1.4 and 1.5.

C.	Material Contracts

The following is a summary of the material contracts entered into by the Company for the two years ended June 30, 2010:

In July 8, 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The terms of this agreement are described in “Item 8.B Financial Statements,” above.

The option agreement dated July 18, 2008 between Maria Teresa Barbosa Da Silva and the Company relating to the acquisition of  the mineral rights to the 20,688 hectare Piranha Property, the terms of which are described in “Item 8.B Financial Statements,” above.

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”).  By an agreement dated May 14, 2009, the Company amended its Rights Plan, and on June 12, 2009, shareholders ratified the Rights Plan, as amended, to maintain it in full force and effect. The Rights Plan, as amended, has an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier.  The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

Brazauro entered into a Financial Advisory engagement letter dated June 19, 2009 with BMO Nesbitt Burns Inc. (“BMO”) pursuant to which, among other things, BMO agreed to provide its opinion as to the fairness of the consideration to be received in a proposed Transaction, from a financial point of view, to Brazauro Shareholders. The terms of the engagement agreement between Brazauro and BMO provide that BMO is to be paid a fee for its services as financial advisor to Brazauro, a fee on delivery of the Fairness Opinion, no portion of which is contingent upon such opinion being favourable, and fees that are contingent on an unsolicited offer being made for any of the securities of Brazauro or a proposed Transaction or another transaction is completed. In addition, Brazauro has agreed to reimburse BMO for its reasonable out-of-pocket expenses in connection with the engagement and to indemnify BMO and certain related persons against certain liabilities in certain circumstances.

In August 2009, the Company entered into an option agreement with Maria Tereza Barbosa da Silva under which it may acquire the mineral rights to additional 7,229 hectares in the Piranhas area. The terms of the agreement are described in “Item 8.B Financial Statements,” above.

In August 2009, the Company entered into a non-binding letter of intent with Brazmin Ltda. and Talon Metals Corp. (“Talon”) to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajós region of Pará state, Brazil. Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described in “Item 8.B Financial Statements,” above.

Amending agreement dated December 4, 2009 amending the Option Agreement dated July 31, 2003 between the Company and Dennis Moore and Alan Carter with respect to the Tocantinzinho Property, Brazil. Under the Amending Agreement the parties have agreed that Brazauro can buy down the royalty from 3.5% to 1.5% in two increments of 1% each. The first payment of $2,000,000 will be triggered by certain events including the exercise, if at all, by Eldorado Gold Corporation under its Option/Joint Venture agreement with the Company to acquire 60% of the Tocantinzinho project or failing such exercise by completion of project financing, the making of a production decision or other specified events. The second payment of $3,500,000 will be triggered by the making of a construction decision to proceed with the development of the Tocantinzinho Project. The amended royalty will cover all the ground referred to in the original agreement signed with the royalty holders in 2003 which encompasses the entire Tocantinzinho mineralized deposit.

In December 2009, the Company entered into an option agreement with Marlene Soares Tavares under which it may acquire the mineral rights to additional 7,404 hectares property in the Piranhas area. The terms of the agreement are described in “Item 8.B, Financial Statements” above.

On May 12, 2010, the Company entered into an agreement with Eldorado, pursuant to which, subject to certain conditions, Eldorado would acquire, by way of court approved Plan of Arrangement, all the issued and outstanding shares of the Company. The transaction is expected to close by July 20, 2010 and is subject to customary conditions including without limitation the approval of British Columbia Supreme Court and certain regulatory approvals. Details of the agreement are described in Item 4.A and Item 8.B above.

D.	Exchange Controls

The Company is not aware of governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of the Company’s Common Stock.  However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada)  and as further modified by the provisions of the Canada-United States Tax Convention (1980) (see “Taxation” below).

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

Certain Canadian Federal Income Tax Considerations

The following summary is relevant to a holder of common shares who (i) is the beneficial owner of the common shares; (ii) is not, and has never been, a resident or deemed resident of Canada for the purposes of the Income Tax Act (Canada) (the “ITA”), (iii) is considered a resident of the United States and a “qualifying person” for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to full benefits thereof, (iv) does not use or hold and is not deemed to use or hold common shares in, or in the course of, carrying on a business in Canada, and (v) has not acquired their common shares pursuant to a tax-deferred exchange under the ITA.

Special rules, which are not discussed below, may apply to a holder  that are insurers which carry on business in Canada and elsewhere, and this summary is not applicable to such holders. Such holders should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder (the “Regulations”), all proposals to amend the ITA and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. The tax liability of a holder will depend on the holder’s particular circumstances. Accordingly, holders should consult their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Generally, dividends paid by a Canadian corporation to non-resident individuals or corporations are subject to withholding tax at a rate of 25% under Part XIII of the ITA.  However, under paragraph 2 of Article X of the Treaty the withholding tax rate may be reduced, as follows, to:

a)	5% of the gross amount of the dividends if the beneficial owner of such dividends is a US resident company which owns at least 10% of the voting stock of the corporation paying the dividends; and

b)	15% of the gross amount of the dividends in all other cases.

Dispositions of Capital Property

Capital gains realized by a non-resident person on the disposal of shares that are considered to be taxable Canadian property (“TCP”), as defined in the ITA, are taxable in Canada as capital gains.  Under draft amendments to the ITA, the shares of a Canadian public corporation will be TCP where at any time during the preceding 60 month period (i) a shareholder, together with persons with whom the shareholder does not deal at arm’s length have owned at least 25% of the issued shares of any class of the shares of the public corporation; and (ii) more than 50% of the fair market value of a common share of the company is derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the ITA); (C) timber resource property (as defined in the ITA), or (D) options in respect of, or interests in property described in any of (A) through (C) above, whether or not such property exists. “Arm’s length is a term defined in the ITA.

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

Disposition of Non-Capital Property

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Stock

Distributions on Common Stock

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Stock will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in Common Stock and, (b) thereafter, as gain from the sale or exchange of such Common Stock.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Stock will constitute ordinary dividend income.  Dividends paid on Common Stock generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Stock is readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC, as discussed below, for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a PFIC for the taxable year ended January 31, 2010, and based on business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending January 31, 2011. (See more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold Common Stock, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

Preferential tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

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

Taxable dividends with respect to Common Stock that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Passive Foreign Investment Company Rules

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it was a PFIC for the taxable year ended January 31, 2010, and based on business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending January 31, 2011.    The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold Common Stock, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If a U.S. Holder owns Common Stock in any taxable year in which the Company is a PFIC, such U.S. Holder generally would be required to file IRS Form 8621 (or other form specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return for the appropriate taxable year.  Each U.S. Holder should consult its own tax advisor regarding this filing requirement.

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

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Stock in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Stock were sold on the qualification date or (b) if the

Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Stock includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.  A U.S. Holder that did not make a timely QEF Election with respect to the Company is strongly urged to consult its own tax advisor regarding the availability of, and procedure for making, a retroactive QEF Election.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Stock is marketable stock.  The Common Stock generally will be “marketable stock” if the Common Stock is regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

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

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Stock cease to be “marketable stock” or the IRS consents to revocation of such Mark-to-Market Election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Stock, no Mark-to-Market Election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

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

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of Common Stock) to report information relating to such assets, subject to certain exceptions.  Each U.S. Holder should consult its tax advisor regarding the effect, if any, of this legislation on its ownership and disposition of shares of Common Stock.

Information Reporting; Backup Withholding For Certain Payments

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Stock generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

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

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the Canadian dollar, which is our financial reporting currency for the Consolidated Financial Statements included herein.  The following table sets forth the principal components of the consolidated balance sheets as of January 31, 2010 and 2009 and the consolidated statements of operations for the two years then ended showing the sensitivity to exchange risk by showing the effect of a 10% hypothetical uniform weakening in the value of the U.S. dollar relative to the Canadian Dollar:

	Denominated in
	Canadian Dollars	U.S. Dollars	Total Value in Canadian Dollars	Effect of a 10% Change in Exchange Rate
January 31, 2010
Cash and cash equivalents	5,369,832	314,547	5,704,919	1%
Accounts receivable	10,143	5,782	16,303	4%
Prepaid expenses	18,776	7,304	26,557	3%
Accounts payable and accrued liabilities	147,274	568,904	753,327	8%

January 31, 2009
Cash and cash equivalents	$4,421,396	$1,294,238	$6,021,592	3%
Marketable securities	-	170,874	211,268	10%
Accounts receivable	11,897	124,863	166,278	9%
Prepaid expenses	18,772	16,928	39,702	5%
Accounts payable and accrued liabilities	25,042	383,572	499,290	9%

Year ended January 31, 2010
General and administrative expenses	2,370,156	2,099,476	4,696,936	5%
Other income	12,837	143,178	174,098	9%

Year ended January 31, 2009
General and administrative expenses	1,266,827	2,266,655	3,726,591	7%
Other income	65,005	35,132	104,041	5%

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

The management of Brazauro Resources Corporation has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2010, and this assessment identified the following material weakness in the Company’s internal control over financial reporting:

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

To make our assessment of internal control over financial reporting, we used the criteria described in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our assessment, we believe that, as of January 31, 2010, the company’s internal control over financial reporting was not effective.

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

Mr. Gregory Chorny is a member of the audit committee of the Company who qualifies as an “audit committee financial expert” (as that term is defined in the instructions to Item 16A of Form 20-F) based on his education and experience.  Mr. Chorny is independent, as that term is defined by the rules of the British Columbia Securities Commission and the Securities and Exchange Commission.

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

A formal code of ethics was adopted by the Company on January 29, 2010. The Code of Ethics as required under Item 16B is attached hereto and found in the exhibits following the text of this Annual Report.   Previously, The Board of Directors of the Company (“the Board”) views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.  The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks.  In addition, the Board is responsible for succession planning and the integrity of the Company’s internal controls.  The Board seeks to foster a culture of ethical conduct by striving to ensure that the Company conducts its business in line with high business and moral standards and applicable legal and financial requirements.  In that regard, the Board encourages management to consult with legal and financial advisors to ensure that the Company is in compliance with legal and financial requirements; is aware of the Company’s continuous disclosure obligations and reviews prior to their distribution such material disclosure documents including, but not limited to, the interim and annual financial statements and Management’s Discussion and Analysis; relies on the Audit Committee to review and discuss the Company’s systems of financial controls with the external auditor; and actively monitors the Company’s compliance with the Board’s directives to ensure that all material transactions are reviewed and authorized by the Board before being undertaken by management.

Item 16C.	Principal Accountant Fees and Services

At the annual meeting held on June 12, 2009, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2010 fiscal year.  The chart below sets forth the total amount billed by Morgan for services performed in the fiscal years 2010 and 2009, and breaks down these amounts by category of service.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2010	$54,000	$7,300	$4,530	Nil
January 31, 2009	$50,000	$15,480	Nil	Nil

Audit Committee’s pre-approval policies and procedures

The Audit Committee makes recommendations concerning the engagement of public accountants, reviews the scope and results of the audit engagement, considers the range of audit and non-audit fees and reviews the adequacy of internal controls.  Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  In fiscal 2010, all fees paid to Morgan for audit and tax services were approved by the audit committee prior to the services being rendered.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Not applicable

Item 17.	Financial Statements

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 21 to the consolidated financial statements.

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

The following is a list of and index to the Consolidated Financial Statements filed as part of this Registration Statement:

BRAZAURO RESOURCES CORPORATION
Index to Consolidated Financial Statements

Page

Auditors’ Report - Morgan & Company	50

Consolidated Financial Statements: Consolidated Balance Sheets - January 31, 2010 and 2009	51

Consolidated Statements of Operations and Comprehensive Loss for each of the years ended January 31, 2010, 2009 and 2008	52

Consolidated Statements of Shareholders’ Equity for each of the years ended January 31, 2010, 2009 and 2008	53

Consolidated Statements of Cash Flows for each of the years ended January 31, 2010, 2009 and 2008	54

Notes to Consolidated Financial Statements	55

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

July 9, 2010	BRAZAURO RESOURCES CORPORATION
(Registrant)

	By:	/s/ Mark E. Jones, III
MARK E. JONES, III
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark E. Jones, III Mark E. Jones, III*	Chief Executive Officer and Director	July 9, 2010

/s/ Patrick L. Glazier Patrick L. Glazier*	Director	July 9, 2010

/s/ Brian C. Irwin Brian C. Irwin*	Chief Financial Officer and Director	July 9, 2010

/s/ Leendert G. Krol Leendert G. Krol*	Director	July 9, 2010

/s/ Gregory Chorny Gregory Chorny*	Director	July 9, 2010

/s/ Dr. Roger David Morton Dr. Roger David Morton*	Director	July 9, 2010

/s/ James J. Komadina James J. Komadina*	President, COO and Director	July 9, 2010

s/ John Segner John Segner *	Director	July 9, 2010
By: /s/ Mark E. Jones, III Mark E. Jones, III Attorney-in-fact For persons indicated *

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Brazauro Resources Corporation

We have audited the consolidated balance sheets of Brazauro Resources Corporation as at January 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended January 31, 2010, 2009, and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended January 31, 2010, 2009, and 2008, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

May 13, 2010	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated May 13, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

May 13, 2010	Chartered Accountants

Brazauro Resources Corporation

Consolidated Balance Sheets

(In Canadian Dollars)

	January 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$5,704,919	$6,021,592
Marketable securities (Note 5)	-	211,268
Accounts receivable	16,303	166,278
Prepaid expenses	26,557	39,702
Total current assets	5,747,779	6,438,840
Property and equipment:
Mineral properties and deferred expenditures (Note 6)	30,138,894	28,809,952
Equipment	141,756	137,144
Accumulated depreciation	(113,179)	(78,164)
Total property and equipment, at cost	30,167,471	28,868,932

Other assets	6,285	7,295
Total assets	$35,921,535	$35,315,067

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$753,327	$499,290
Asset retirement obligations	101,913	118,281
Note payable, less unamortized discount of $Nil (2009 - $1,154) (Note 7)	-	1,235,246
Total current liabilities	855,240	1,852,817
Shareholders’ equity
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares – 92,897,320
(2009 - 85,237,621) (Note 8)	86,516,227	82,105,968
Contributed surplus	11,939,724	10,105,066
Accumulated other comprehensive income	-	27,857
Deficit	(63,389,656)	(58,776,641)
Total shareholders’ equity	35,066,295	33,462,250
Total liabilities and shareholders’ equity	$35,921,535	$35,315,067

Subsequent events (Note 22)

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III”
Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation

Consolidated Statements of Operations and Comprehensive Loss

(In Canadian Dollars)

	Years Ended January 31,
	2010	2009	2008
Expenses:
General and administrative (Note 16)	$4,696,936	$3,726,591	$2,912,367
Finance charges	-	37,407	59,789
Write-down of mineral properties (Note 6)	-	20,922	684,582
Interest	11,563	107,074	177,115
Foreign exchange losses (gains)	78,614	(479,756)	925,504
	4,787,113	3,412,238	4,759,357
Other income:
Gain on sale of marketable securities	160,024	-	-
Interest income	14,074	93,151	278,206
Gain on sale of equipment	-	10,890	-
	174,098	104,041	278,206
Net loss before other comprehensive income	(4,613,015)	(3,308,197)	(4,481,151)
Unrealized (loss) income on marketable securities	(27,857)	27,857	-
Comprehensive loss	$(4,640,872)	$(3,280,340)	$(4,481,151)
Basic and diluted net loss per share	$(0.05)	$(0.04)	$(0.06)
Weighted-average number of shares outstanding	87,126,314	81,054,014	74,836,676

See accompanying notes.

Brazauro Resources Corporation

Consolidated Statements of Shareholders’ Equity

(In Canadian Dollars)

	Common Shares			Accumulated Other		Total
	Number	Amount	Contributed Surplus	Comprehensive Income	Deficit	Shareholders’ Equity
Balance at January 31, 2007	53,259,288	$53,729,055	$8,176,729	$-	$(50,987,293)	$10,918,491
Issued for cash, net of share issue cost	9,253,333	7,906,430	-	-	-	7,906,430
Issued for property acquisition	13,850,000	13,146,552	-	-	-	13,146,552
Stock-based compensation	-	-	465,675	-	-	465,675
Issued on exercise of stock options	75,000	24,691	(11,191)	-	-	13,500
Net loss for the year	-	-	-	-	(4,481,151)	(4,481,151)
Balance at January 31, 2008	76,437,621	74,806,728	8,631,213	-	(55,468,444)	27,969,497
Issued for cash, net of share issue cost	8,800,000	8,321,800	-	-	-	8,321,800
Warrants modification cost	-	(1,022,560)	1,022,560	-	-	-
Stock-based compensation	-	-	451,293	-	-	451,293
Unrealized income on marketable securities	-	-	-	27,857	-	27,857
Net loss for the year	-	-	-	-	(3,308,197)	(3,308,197)
Balance at January 31, 2009	85,237,621	82,105,968	10,105,066	27,857	(58,776,641)	33,462,250
Issued for cash, net of share issue cost	7,659,699	4,556,623	-	-	-	4,556,623
Agent’s warrants cost	-	(146,364)	146,364	-	-	-
Stock-based compensation	-	-	1,688,294	-	-	1,688,294
Unrealized loss on marketable securities	-	-	-	(27,857)	-	(27,857)
Net loss for the year	-	-	-	-	(4,613,015)	(4,613,015)
Balance at January 31, 2010	92,897,320	$86,516,227	$11,939,724	$-	$(63,389,656)	$35,066,295

See accompanying notes.

Brazauro Resources Corporation

Consolidated Statements of Cash Flows

(In Canadian Dollars)

	Years Ended January 31,
	2010	2009	2008
Operating activities
Net loss for the year	$(4,613,015)	$(3,308,197)	$(4,481,151)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	37,205	23,688	21,596
Gain on sale of equipment	-	(10,890)	-
Stock-based compensation	1,688,294	451,293	465,675
Write-down of mineral properties	-	20,922	684,582
Gain on sale of marketable securities	(160,024)	-	-
Interest	1,161	75,378	144,692
Changes in non-cash operating working capital:
Accounts receivable	135,874	(138,166)	1,175
Prepaid expenses	10,835	64,487	(86,631)
Deferred stock issuance costs	-	-	58,250
Accounts payable and accrued liabilities	232,124	(55,356)	221,545
Net cash used in operating activities	(2,667,546)	(2,876,841)	(2,970,267)
Investing activities
Mineral properties acquisition and exploration	(1,230,097)	(3,155,623)	(4,739,669)
Equipment	(6,803)	(52,834)	(15,550)
Proceeds from sale of marketable securities	423,738	-	-
Purchase of marketable securities	(96,844)	(183,184)	-
Net cash used in investing activities	(910,006)	(3,391,641)	(4,755,219)
Financing activities
Repayment of notes payable	(1,235,246)	(1,005,100)	-
Proceeds from issuances of common shares, net	4,556,623	8,321,800	7,919,930
Net cash provided by financing activities	3,321,377	7,316,700	7,919,930
Effect of exchange rate changes on cash	(60,498)	335,237	(402,665)
Net (decrease) increase in cash and cash equivalents	(316,673)	1,383,455	(208,221)
Cash and cash equivalents, beginning of year	6,021,592	4,638,137	4,846,358
Cash and cash equivalents, end of year	$5,704,919	$6,021,592	$4,638,137

See accompanying notes.
See Note 17 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

1. Operations

Brazauro Resources Corporation (“the Company”) was incorporated in 1986 in British Columbia, Canada, and has been engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves.  During fiscal 2010, 2009 and 2008, the Company pursued gold exploration opportunities that have large scale potential, with prospects in South America as the primary focus.  See Note 6 for further discussion of the Company’s mineral property interests.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company anticipates that cash and cash equivalents as of January 31, 2010 will be sufficient to satisfy the Company’s cash needs for general and administrative expenses, to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects during fiscal 2011.  These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

2. Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars unless noted otherwise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Brazauro Holdings (Brazil) Ltd. (“Brazauro Holdings”), a Canadian corporation, its wholly owned United States subsidiary, Star U.S. Inc. (“Star”), its wholly owned British Virgin Islands subsidiary, Brazauro Holdings (BVI) Ltd., and its wholly owned British Virgin Islands subsidiary, Resource Holdings 2004 (“RH 2004”) from their respective dates of acquisition.  The consolidated financial statements also include the three wholly-owned subsidiaries of Star, Diamond Operations, Inc. (“DOI”), Diamond Exploration, Inc. (“DEI”) and Continental Diamonds, Inc. (“CDI”).  The Company and Brazauro Holdings own 99.99% and 0.01%, respectively, of the common shares of Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), a Brazilian corporation. Brazauro Recursos Minerais Ltda. and Brazauro Holdings own 99.99% and 0.01%, respectively, of the common shares of Mineração Cachambix Ltda. (“Cachambix”), a Brazilian corporation.  RH 2004 and the Company own 99.99% and 0.01%, respectively, of the common shares of Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”), a Brazilian corporation.  Significant intercompany balances and transactions have been eliminated.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

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

Fair Value and Classification of Financial Instruments

As of January 31, 2010 and 2009, the fair value of cash and cash equivalents, investments in marketable securities, accounts receivable, and accounts payable and accrued liabilities approximates carrying values because of the short term nature of these instruments.

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
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

2. Significant Accounting Policies (continued)

Asset Retirement Obligations

The Company follows the recommendations under Section 3110, “Asset Retirement Obligations”, of the Canadian Institute of Chartered Accountants Handbook (“Section 3110”).  These recommendations require accounting for the estimated fair value of legal obligations to reclaim and remediate mineral properties in the period incurred, at the net present value of the cash flows required to settle the future obligations. The corresponding amount is capitalized to the related asset and accounted for in accordance with the Company’s accounting policies for mineral properties and deferred expenditures. The liabilities are subject to accretion over time for increases in the fair value of the liabilities.

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

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted loss per share.  No shares were added to the weighted average number of common shares outstanding during the years ended January 31, 2010, 2009, or 2008 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

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

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Other comprehensive income (loss) includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

3. Newly Adopted Accounting Policies (continued)

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

3. Newly Adopted Accounting Policies (continued)

Financial Instruments - Disclosures

In June 2009, the CICA Handbook Section 3862, “Financial Instruments – Disclosures”, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The additional disclosure is intended to enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance;
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and
•	how the Company manages those risks.

The Company immediately adopted this amended standard in 2010 with no impact on its financial statements.

Financial Instruments - Presentation

Section 3863, “Financial Instruments – Presentation”, enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

Hedges

Section 3865, “Hedges”, specifies the criteria under which hedge accounting is permissible and how hedge accounting may be performed.  As at January 31, 2010 and 2009, the Company had not designated any hedging relationships.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than as held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments, and permits different policy choices for financial instruments that are not similar.  EIC-166 requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

3. Newly Adopted Accounting Policies (continued)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA Emerging Issues Committee issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  It requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  This EIC is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  Retrospective application with restatement of prior periods is permitted but not required.  The application of incorporating credit risk into the fair value may result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption, with any resulting difference recorded in retained earnings (deficit), except when derivatives in a fair value hedging relationship are accounted for by the short cut method (the difference is adjusted to the hedged item) and for derivatives in a cash flow hedging relationship (the difference is recorded in accumulated other comprehensive income). The Company has evaluated this new section and has determined that the adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174, “Mining Exploration Costs”.  This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  The Company immediately adopted the EIC with no impact on its consolidated financial statements.

4.  Recent Accounting Pronouncements in Canada

The following recently issued accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

Section 1582, Business Combinations

Section 1582 applies prospectively to the Company’s business combinations on or after January 1, 2011.  Early adoption of this recommendation is permitted.  This section replaces Section 1581, “Business Combination”, and harmonizes the Canadian accounting standards with International Financial Reporting Standards (“IFRS”).  Under the new guidance, the purchase price used in a business combination will be the new fair value of the shares exchanged at their market price on the date of the exchange.  Currently, when shares are issued, they are valued based on the market price for a reasonable period before and after the date the acquisition is agreed upon and announced.  Under the new guidelines, all acquisition costs are expensed where currently they are capitalized as part of the acquisition costs.  There are also a number of other differences between the new guidelines and current GAAP.  The Company does not expect the adoption of this pronouncement to impact the consolidated financial statements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

4. Recent Accounting Pronouncements in Canada (continued)

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests

Section 1601 and 1602 change the accounting and reporting of ownership in interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within equity, but separately from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.  These standards apply prospectively to business combinations from January 1, 2011. The Company has evaluated this new section and has determined that the adoption of these new requirements has not had a material impact on the Company’s consolidated financial statements.

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

5. Marketable Securities

	January 31,
	2010		2009
	Cost	Fair Value	Cost	Fair Value

IShares Silver Trust	-	-	$81,506	$91,555
SPDR Gold Trust	-	-	101,678	119,713
	-	-	$183,184	$211,268

As at January 31, 2009, investments in available-for-sale securities consisted of marketable securities, which had a market value of $211,268.  The carrying amount of these securities were subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation were recorded in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity.

During the fiscal year ended January 31, 2010, marketable securities were sold for total proceeds of $423,738.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

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

On December 5, 2006, the DNPM published at the Brazilian Official Gazette that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007.  Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009.  The Company’s obligation to make the future payments was secured by the Cachambix shares. The Company has made all the payments under the agreement.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.).

The option agreement provides that the Optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Effective December 4, 2009, the Company entered into an amending agreement with the Optionors redefining the NSR royalty.  Under the amending agreement, the parties have agreed that the Company can buy down the royalty from 3.5 per cent to 1.5 per cent in two increments of 1 per cent each. The first payment of $2 million will be triggered by certain events including the exercise, if at all, by Eldorado Gold Corp. under its option/joint-venture agreement with the Company to acquire 60 per cent of the Tocantinzinho project, or failing such exercise, by completion of project financing, the making of a production decision or other specified events. The second payment of $3.5 million will be triggered by the making of a construction decision to proceed with the development of the Tocantinzinho project.  The amended royalty will cover all the ground referred to in the original agreement signed with the royalty holders in 2003, which encompasses the entire Tocantinzinho mineralized deposit.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

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

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company.  Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million.  Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

On February 25, 2009, the DNPM published in the Brazilian Official Gazette the renewal of the exploration license for the 4,000 hectares related to the central area for an additional period of three years. On May 20, 2009, the DNPM announced the issuing of an extra period of two years for the additional exploration at the 10,000 hectares related to the Extension Area.

Bom Jardim Properties

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest of the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007 for a period of three years.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company could acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below.  The Company was to issue $1,000,000 in common shares for the Bom Jardim Property.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Bom Jardim Properties (continued)

The number of Company shares to be issued to the third party was to be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48).  The parties agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which was anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence.  Completion of the acquisition was conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held.  On closing, the Company would acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property was to be held in exchange for the Company shares.

The third party was to have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the Company indirectly holding the Bom Jardim Property by spending on the Bom
Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim properties from closing to the second anniversary of closing.  If the third party elected not to back-in, the third party was to be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property.  If the third party acquired the 60% interest, it would have had the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period.  Thereafter, the parties were to contribute proportionately to further expenses.  The Company was to have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Bom Jardim Property into production, in which case the third party’s interest will be increased to 75%.

In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplated on the LOI, both parties’ obligations were terminated.

Piranhas Properties

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 19,899 hectare Piranhas Property, located in Pará State, Brazil.  The Company has an option to earn 100% of the Piranhas Property, with no residual production royalty obligations, by payment of a total of BR$1,800,000 (Brazilian Reals) over three years.  An initial payment of approximately US$11,000 was made in July 2008. Advance payments in the amount of approximately US$8,800 were made during fiscal 2010. The remaining payments under the option agreement total approximately BR$1,770,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010):  $31,000, $63,000, $91,000 and $727,000, due in fiscal years  2011, 2012,  2013 and 2014, respectively.  The Company can terminate the option agreement at any time without further obligation. In November 2009, the Company applied for the exploration licenses to the 19,899 hectare Piranhas Property.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Piranhas Properties (continued)

In August 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The property has an exploration license granted by the DNPM in September 2009. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$700,000 over three years. An initial payment of BR$20,000 was made in September 2009. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $23,000, $40,000, and $326,000, due in fiscal years 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$2,500,000 over three years. An initial payment of approximately $42,000 (BR$75,000) was made in January 2010. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $100,000, $157,000, and $1,128,000, due in fiscal years 2011, 2012 and 2013, respectively. The vendor will retain a 0.5% net smelter royalty, which the Company can repurchase for BR$3,000,000. The Company can terminate the option agreement at any time without further obligation. In December 2009, the Company applied for the exploration licenses to the 7,404 hectare area in the Piranhas Property.

Agua Branca Property

In August 2009, the Company entered into a non-binding letter of intent with Talon Metals Corp. (“Talon”) to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajós region of Pará state, Brazil.

The non-binding letter of intent contemplates that, after due diligence by the Company was completed, the parties will enter into a definitive option agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which was expected on or before February 26, 2010 (extended to June 29, 2010), US$130,000 on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described above.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

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

The Company recorded a reserve for leasehold reclamation costs during fiscal 2004 of approximately $143,000, representing the estimated costs of the Company’s obligation to restore the Arkansas properties to their original condition   prior  to  lease  expiration  and  to  perform  reclamation  activities  as  required  by  Arkansas  regulatory authorities.  The Company performed reclamation activities during fiscal 2004 to 2007 and expects to complete the restoration during fiscal 2011.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Mineral properties and deferred expenditures were as follows:	Balance at January 31, 2009	Additions	Impaired/ Write-Offs	Balance at January 31, 2010
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$20,633,911	$52,715	$-	$20,686,626
Exploration costs:
Drilling	3,893,127	-	-	3,893,127
Field expenses	2,434,516	37,823	-	2,472,339
Geological	750,145	23,740	-	773,885
Assay	399,414	-	-	399,414
Total exploration costs	7,477,202	61,563	-	7,538,765
Total Tocantinzinho Properties	28,111,113	114,278	-	28,225,391

Bom Jardim Properties:
Acquisition costs	72,709	-	-	72,709
Exploration costs:
Field expenses	232,194	418,574	-	650,768
Geological	270,602	99,240	-	369,842
Assay	18,516	50,475	-	68,991
Total exploration costs	521,312	568,289	-	1,089,601
Total Bom Jardim Property	594,021	568,289	-	1,162,310

Piranhas Properties:
Acquisition costs	11,468	63,166	-	74,634
Exploration costs:
Field expenses	459	277,707	-	278,166
Geological	82,352	40,520	-	122,872
Assay	-	17,082	-	17,082
Total exploration costs	82,811	335,309	-	418,120
Total Piranhas Property	94,279	398,475	-	492,754

Agua Branca Property:
Acquisition costs	-	63,258	-	63,258
Exploration costs:
Field expenses	-	142,735	-	142,735
Geological	-	9,966	-	9,966
Total exploration costs	-	152,701	-	152,701
Total Agua Branca Property	-	215,959	-	215,959

Other:
Acquisition costs	10,539	-	-	10,539
Exploration costs	-	31,941	-	31,941
Total acquisition costs	20,728,627	179,139	-	20,907,766
Total exploration costs	8,081,325	1,149,803	-	9,231,128
Total costs	$28,809,952	$1,328,942	$-	$30,138,894

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

	Balance at January 31, 2008	Additions	Impaired/ Write-Offs	Balance at January 31, 2009
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$20,479,634	$154,277	$-	$20,633,911
Exploration costs:
Drilling	2,484,341	1,408,786	-	3,893,127
Field expenses	1,919,018	515,498	-	2,434,516
Geological	620,282	129,863	-	750,145
Assay	332,001	67,413	-	399,414
Total exploration costs	5,355,642	2,121,560	-	7,477,202
Total Tocantinzinho Properties	25,835,276	2,275,837	-	28,111,113

Bom Jardim Property:
Acquisition costs	34,730	37,979	-	72,709
Exploration costs:
Field expenses	-	232,194	-	232,194
Geological	1,349	269,253	-	270,602
Assay	-	18,516		18,516
Total exploration costs	1,349	519,963	-	521,312
Total Bom Jardim Property	36,079	557,942	-	594,021

Piranhas Property:
Acquisition costs	-	11,468	-	11,468
Exploration costs:
Field expenses	-	459	-	459
Geological	-	82,352	-	82,352
Total exploration costs	-	82,811	-	82,811
Total Piranhas Properties	-	94,279	-	94,279

Crepori Property:
Acquisition costs	-	-	-	-
Exploration costs:
Field expenses	-	13,086	(13,086)	-
Assay	-	7,836	(7,836)	-
Total exploration costs	-	20,922	(20,922)	-
Total Crepori Property	-	20,922	(20,922)	-

Other:
Acquisition costs	692	9,847	-	10,539
Total acquisition costs	20,515,056	213,571	-	20,728,627
Total exploration costs	5,356,991	2,745,256	(20,922)	8,081,325
Total costs	$25,872,047	$2,958,827	$(20,922)	$28,809,952

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

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
	January 31,
	2010	2009
Note payable, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2009	$-	$1,236,400
Less unamortized discount based on imputed interest rate of 7.6%	-	(1,154)
Note payable, current, less unamortized discount	$-	$1,235,246

8. Share Capital

The Company’s authorized share capital consists of unlimited number of common shares without par value.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  The Company paid brokerage cash commission on the placement of $308,867 plus additional share issuance costs totaling $113,315.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. Additionally, brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. The fair value of the 475,180 agent’s warrants and 237,590 underlying warrants, $109,135 and $37,229, respectively, were recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 86%; risk-free interest rate, 1.28%; expected life of warrants, approximately 1.5 years.

As discussed in Note 6, in July 2008, the Company closed a private placement with Eldorado by the issuance of 8,800,000 units of the Company at the price of $0.95 per unit for gross proceeds of $8,360,000.  The Company paid stock issuance costs totaling $38,200.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each of the 4,400,000 warrants is exercisable to acquire one additional common share at a price of $1.30 per share until January 24, 2010. In January 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The fair value of the 4,400,000  amended  warrants of $444,738 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 100%; risk-free interest rate, 1.3%; expected life of warrants, 2 years.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

8. Share Capital (continued)

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000.  The Company paid brokerage cash commission on the placement of $372,960 plus additional share issuance costs totaling $48,610.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 4,626,666 warrants would entitle the holder to purchase one additional common share of the Company at $1.60 until March 22, 2008. In February 2008, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. In January 2009, the Company received approval from the TSX Venture Exchange to further amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The fair value of the 4,626,666 amended warrants of $577,822 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 97%; risk-free interest rate, 2.2%; expected life of warrants, approximately 1 year.

9. Share Purchase Warrants
During the year ended January 31, 2010, the Company issued 4,542,619 share purchase warrants (2009 – 4,400,000) and as of January 31, 2010, the following share purchase warrants were outstanding:

Number of Share Purchase Warrants	Exercise Prices	Expiry Date

4,626,666	$1.00	March 22, 2010
4,400,000	$1.00	January 24, 2011
3,829,849	$1.00	May 3, 2011
475,180	$0.65	May 3, 2011
237,590	$1.00	May 3, 2011
13,569,285

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, January 31, 2007	-	-
Issued	4,626,666	$1.00
Balance, January 31, 2008	4,626,666	$1.00
Issued	4,400,000	$1.00
Balance, January 31, 2009	9,026,666	$1.00
Issued	4,542,619	$0.96
Balance, January 31, 2010	13,569,285	$0.99

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

10. Shareholder Rights Plan

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”).  By an agreement dated May 14, 2009, the Company amended its Rights Plan, and on June 12, 2009, shareholders ratified the Rights Plan, as amended, to maintain it in full force and effect. The Rights Plan, as amended, has an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier.  The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the “Board”) considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company’s shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

11. Stock Option Plan

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant.  Any consideration paid by the optionee on the exercise of options is credited to share capital. Options granted are subject to vesting requirements (generally, 25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.

In April 2009, a total of 2,050,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.55 and an expiration date of April 24, 2014.  In October 2009, a total of 500,000 options were granted to the president of the Company with an exercise price of $0.70 and an expiration date of October 1, 2014. Additionally, in November 2009, a total of 1,000,000 options were granted to the president of the Company with an exercise price of $0.59 and an expiration date of November 25, 2014. In December 2009, a total of 2,355,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.75 and an expiration date of December 15, 2014.  As of January 31, 2010, the Company had a total of 10,701,634 common stock options outstanding at prices ranging from $0.50 to $2.00 with expiration dates from February 2010 to December 2014.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

11. Stock Option Plan (continued)

The activities in common stock option grants outstanding for the prior three fiscal years were as follows:

	2010		2009		2008
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	8,967,526	$1.15	9,052,000	$1.16	8,077,000	$1.34
Granted	5,905,000	0.65	500,000	0.51	1,900,000	0.65
Exercised	-	-	-	-	(75,000)	0.18
Forfeited	(4,170,892)	1.11	(584,474)	0.46	(850,000)	1.39

Outstanding, end of year	10,701,634	$0.88	8,967,526	$1.15	9,052,000	$1.16

The following table summarizes information about stock options outstanding at January 31, 2010:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Exercisable	Weighted Average Exercise Price Of Options Exercisable
$0.50 to $0.55	3,720,000	$0.54	3.7	2,926,250	$0.54
$0.57 to $0.85	4,655,000	$0.69	4.2	3,842,500	$0.70
$1.30 to $2.00	2,326,634	$1.83	0.4	2,326,634	$1.83
	10,701,634			9,095,384

12. Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three years ending January 31, 2010 as follows:

	2010	2009	2008
Consulting	$38,833	$47,980	$122,683
Salaries	1,649,461	403,313	342,992
	$1,688,294	$451,293	$465,675

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

12. Stock-Based Compensation (continued)

These amounts have also been recorded as contributed surplus on the consolidated balance sheets.  As of January 31, 2010, the fair market value of the total compensation cost related to nonvested stock options to be recognized upon vesting totals $477,883 and is expected to be recognized in fiscal 2011 and 2012.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected volatility	85-89%	72-82%	69-71%
Risk-free interest rate	1.4 to 2.3%	2.2 to 3.1%	4.0 to 4.5%
Expected life	3.5 years	3.2 to 3.5 years	2.5 to 3.5 years
Weighted average fair value of options granted	$0.34	$0.28	$0.33

13. Income Taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense (recovery) is as follows:

	Years Ended January 31,
	2010	2009	2008

Statutory rates	30%	31%	34%

Income tax at statutory rates	$(1,384,000)	$(1,021,000)	$(1,524,000)
Increase in taxes from:
Non-deductible items	512,000	149,000	164,000
Differences in foreign tax rates	275,000	597,000	904,000
Effect of change in tax rate	33,000	100,000	-
Benefit of losses not recognized	564,000	175,000	456,000
	$-	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of the Company’s future tax assets as of January 31 are as follows:

	January 31,
	2010	2009
Future income tax assets
Operating loss carryforwards	$12,170,000	$12,663,000
Property and equipment	128,000	133,000
Share issue cost	140,000	112,000
Valuation allowance for future tax assets	(12,438,000)	(12,908,000)
	$-	$-

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

13. Income Taxes (continued)

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

The losses expire as follows:

	Canada	United States	Brazil	Total
	(in Canadian dollars)

2011	$273,000	$1,338,000	$-	$1,611,000
2012	449,000	4,181,000	-	4,630,000
2013	-	1,263,000	-	1,263,000
From 2016 to 2031	3,843,000	18,453,000	-	22,296,000
Indefinitely	-	-	16,325,000	16,325,000
	$4,565,000	$25,235,000	$16,325,000	$46,125,000

At January 31, 2010, the Company has incurred approximately $512,000 (2009 - $512,000) of exploration and development costs which may be deducted against future Canadian taxable income subject to certain limitations.

14. Related Party Transactions

During fiscal 2010, 2009 and 2008, the Company paid consulting fees of $132,000, $127,785 and $181,895 respectively to directors for advisory services, and paid directors’ fees of $159,061, $93,500 and $Nil respectively to directors for advisory services.

Related party transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Contingencies

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

16. General and Administrative Expenses

General and administrative expenses consist of the following:

	Years Ended January 31,
	2010	2009	2008

Consulting and directors’ fees (Notes 12 and 14)	$516,553	$535,856	$480,774
Depreciation	37,205	23,688	21,596
Entertainment	66,578	83,877	67,556
Insurance	32,364	32,692	34,402
Office	169,518	195,931	145,714
Professional fees	488,273	633,156	330,903
Rent	72,359	46,717	39,984
Repairs and maintenance	5,833	9,310	18,645
Salaries and benefits (Note 12)	2,860,010	1,426,820	1,336,694
Shareholder relations	167,133	471,169	228,917
Travel	281,110	267,375	207,182
Total	$4,696,936	$3,726,591	$2,912,367

17. Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

	Years Ended January 31,
	2010	2009	2008
Supplemental cash flow disclosure:
Interest paid in cash	$-	$-	$-
Income taxes paid	-	-	-

Non-cash investing activities:
Shares and notes payable issued for mineral properties	$-	$-	$15,338,257

18. Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mineral exploration sector. The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and for providing support in addressing local and regional issues.  The Company’s mineral properties are located in Brazil.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

18. Segmented Information (continued)

Data relating to each of the Company’s reportable segments is presented as follows:

	2010	2009
Net loss
Canada	$2,339,863	$930,187
USA	1,307,880	1,335,319
Brazil	947,817	1,015,855
British Virgin Islands	17,455	26,836
	$4,613,015	$3,308,197
Equipment
USA	$6,974	$2,117
Brazil	21,603	56,863
	$28,577	$58,980
Mineral properties and deferred expenditures
Brazil	$30,138,894	$28,809,952

19. Management of Capital

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

20. Management of Financial Risk

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

20. Management of Financial Risk (continued)

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

20. Management of Financial Risk (continued)

At January 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Brazilian Reals.

	January 31		January 31
	US Dollars		Brazilian Reals
	2010	2009	2010	2009

Assets
Cash	$262,624	$172,503	$96,153	$2,596,256
Marketable securities	-	170,875	-	-
Accounts receivable	1,765	2,172	7,440	283,968
Prepaid expenses	4,087	14,336	5,957	5,999
Liabilities
Accounts payable	(40,226)	(18,440)	(979,033)	(845,098)
Asset retirement obligation	(95,666)	(95,666)	-	-
Note payable	-	(999,067)	-	-
Net foreign currency monetary position	$132,584	$(753,287)	$(869,483)	$2,041,125

Based on the above net exposures at January 31, 2010, and assuming all other variables remain constant, a 10% change in the value of the United States Dollar against the Canadian Dollar would result in an increase/decrease of approximately $14,000 (2009 - $92,000) in net loss from operations and a 10% change in the value of the Brazilian Real against the Canadian Dollar would result in an increase/decrease of approximately $49,000 (2009 - $109,000) in net loss from operations.  During fiscal 2010, the Canadian Dollar strengthened against the United States Dollar by 13% and weakened against the Brazilian Real by 6%.  During fiscal 2009, the Canadian Dollar weakened against the United States Dollar by 23% and strengthened against the Brazilian Real by 6%.

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Mineral Properties and Deferred Expenditures (continued)

The significant differences in the consolidated statements of operations relative to US GAAP were:

	Years Ended January 31,
	2010	2009	2008
Net loss in accordance with Canadian GAAP	$(4,613,015)	$(3,308,197)	$(4,481,151)

Deduct:
Deferred exploration expenditures capitalized during the period	(1,149,803)	(2,745,256)	(2,194,762)
Add:
Deferred exploration expenditures written off in the period	-	20,922	569,950

Net loss in accordance with United States GAAP	$(5,762,818)	$(6,032,531)	$(6,105,963)

Basic and diluted net loss per share (United States GAAP)	$(0.07)	$(0.07)	$(0.08)

Weighted average shares outstanding (United States GAAP)	87,126,314	81,054,014	74,836,676

The significant differences in the consolidated balance sheets relative to US GAAP were:

	January 31,
	2010	2009

Shareholders’ equity – Canadian GAAP	$35,066,295	$33,462,250
Deferred exploration expenditures	(9,231,128)	(8,081,325)

Shareholders’ equity – United States GAAP	$25,835,167	$25,380,925

	January 31,
	2010	2009

Mineral properties and deferred exploration expenditures – Canadian GAAP	$30,138,894	$28,809,952
Deferred exploration expenditures expensed per United States GAAP	(9,231,128)	(8,081,325)

Acquisition costs of mineral properties – United States GAAP	$20,907,766	$20,728,627

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Mineral Properties and Deferred Expenditures (continued)

The significant differences in the consolidated statements of cash flows relative to US GAAP were:

	Years Ended January 31,
	2010	2009	2008
Net cash used in operating activities
Canadian GAAP	$(2,667,546)	$(2,876,841)	$(2,970,267)
Deferred exploration expenditures	(1,149,803)	(2,745,256)	(2,194,762)
US GAAP	(3,817,349)	(5,622,097)	(5,165,029)

Net cash used in investing activities
Canadian GAAP	(910,006)	(3,391,641)	(4,755,219)
Deferred exploration expenditures	1,149,803	2,745,256	2,194,762
US GAAP	239,797	(646,385)	(2,560,457)

Net cash provided by financing activities
Canadian GAAP and US GAAP	$3,321,377	$7,316,700	$7,919,930

Warrants Issued

Under United States GAAP, the fair value of the 3,829,849 (2009 - 4,400,000) warrants issued in the private placement in fiscal 2010 would be recorded as an increase in Warrants of $742,800 (2009 - $340,700) in Shareholders’ Equity as of January 31, 2010, and Common Share Capital would be reduced by $742,800 (2009 - $340,700) as of January 31, 2010.  The fair value of the warrants was calculated using the Black-Scholes model with the following assumptions: expected dividend yield, 0% (2009 – 0%); expected volatility, 99% (2009 - 84%); risk-free interest rate, 1% (2009 - 3%); expected life of warrants, 1.5 years (2009 – 1.5 years).

As discussed in Note 8, in fiscal 2009, the Company amended the 9,026,666 warrants outstanding.  Under United States GAAP, the fair value of the amended warrants would increase Common Share Capital by $237,000, decrease Contributed Surplus by $1,022,560, and increase Warrants by 785,560.

The cumulative effects under United States GAAP on Shareholders’ Equity are as follows: Common Share Capital would decrease by $1,328,400 (2009 - $585,600) to $85,187,827 (2009 - $81,520,368), Contributed Surplus would decrease by $1,022,560 (2009 - $1,022,560) to $10,917,164 (2009 - $9,082,506), and Warrants would increase by $2,350,960 (2009 - $1,608,160) to $2,350,960 (2009 - $1,608,160).

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements

1.
In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (the Company’s fiscal year beginning February 1, 2009), with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

2.
In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendment to their auditing standards. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

3.
In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”. This Statement clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. This Statement also requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

4.
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

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements (continued)

5.
In May 2009, FASB issued SFAS No. 165, “Subsequent Events”. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: 1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

6.
In June 2009, FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”, effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

7.
In June 2009, FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

8.
In June 2009, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” (“EITF 09-1”). This Issue applies to entities that enter into share-lending arrangements on their own shares in contemplation of a convertible debt offering or other financing. This Issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of EITF 09-1 is not expected to have a material impact on the Company’s financial position or results of operations.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements (continued)

9.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification™ (“Codification”) as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Company’s third quarter of fiscal 2010. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.  The adoption of SFAS 168 will not have an impact on the Company’s consolidated financial statements.

22. Subsequent Events

On March 22, 2010, a total of 300,000 common shares were issued as a result of exercise of the same number of stock options with an exercise price of $0.51.

On March 22, 2010, a total of 4,626,666 warrants with an exercise price of $1.00 expired unexercised.

On May 12, 2010, the Company entered into an agreement with Eldorado Gold Corporation (“Eldorado”), in which Eldorado would acquire, by way of court approved Plan of Arrangement, all the issued and outstanding shares of the Company; and each share of the Company will be exchanged for 0.0675 of a share of Eldorado plus a share of a new exploration company created to hold certain existing assets of the Company.

Through the transaction, Eldorado would acquire the Company’s flagship Tocantinzinho project as well as the Company’s Agua Branca and Piranhas properties. The remaining exploration assets of the Company will become assets of a newly incorporated company and all holders of the Company’s shares, except Eldorado, would receive one share of the new company for each share held of the Company. In addition, Eldorado will provide $10 million in funding to the new company upon the closing of the transaction.

All of the Company’s unexercised options and warrants will be exercisable for Eldorado shares on identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of the Company.

The Arrangement is subject to approval by holders of 66 2/3% of the Company’s common shares, options and warrants, voting as a single class; and approval by holders of a majority of the Company’s common share, other than Eldorado, who voted at a special meeting of the Company security holders called to approve the transaction.  The Arrangement is also subject to regulatory approval.

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

4.20	Letter of Intent between Gold Fields Holdings Company BVI Ltd. and the Company dated May 9, 2008. (n)
4.21	Option agreement dated July 18, 2008 between Maria Teresa Barbosa Da Silva and the Company relating to the acquisition of the mineral rights to the 20,688 hectare Piranha Property. (s)
4.22	Option Agreement, between the Company and Eldorado Gold Corporation, dated July 8, 2008. (p)
4.23	Shareholder Rights Plan Agreement dated November 28, 2008. (q)
4.24	Amendment to Shareholders Rights Plan Agreement dated May 14, 2009. (r)
4.25	Financial Advisory Engagement Letter between the Company and BMO signed June 19, 2009. (o)
4.26	Option agreement dated August 31, 2009 between Maria Teresa Barbosa Da Silva and the Company relating to the acquisition of the mineral rights to the 7,229 hectare Piranha Property. (o)
4.27	Agua Branca Gold Project Letter of Intent signed August 31, 2009 between the Company and Talon Metals Corporation. (o)
4.28	Agua Branca Property Option Agreement signed December 10, 2009 between the Company and Brazmin Ltda.and Talon Metals Corporation. (o)
4.29	Agua Branca Royalty Agreement signed December 10, 2009 between the Company and Brazmin Ltda. (o)
4.30	Amending agreement dated December 4, 2009 amending the Option Agreement dated July 31, 2003 between the Company and Dennis Moore and Alan Carter with respect to the Tocantinzinho Property, Brazil. (o)
4.31	Option agreement dated December 22, 2009 between Marlene Soares Tavares and the Company relating to the acquisition of the mineral rights to the 7,404 hectare Piranha Property. (o)
4.32	Arrangement Agreement signed May 11, 2010 between the Company and 0880817 B.C. Ltd. and Eldorado Gold Corporation. (o)
4.33	Amendment Agreement dated June 8, 2010 to the Arrangement Agreement dated May 11, 2010 between the Company, 0880817 B.C. Ltd., Eldorado Gold Corporation and Tristar Gold Inc. (o)
8.1	Subsidiaries of the Registrant. (o)
11.1	Brazauro Code of Ethics (o)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14. (o)
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14. (o)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (o)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (o)
15.1	Consent of Independent Registered Public Accounting Firm (o)

________________

(a)	Filed as an exhibit to Registration Statement on Form 10 as filed on June 23, 1993.
(b)	Filed as an exhibit to Form 8 Amendment No. 1 to Form 10 as filed on October 4, 1993.
(c)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1997 as filed on May 13, 1997.
(d)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1998 as filed on April 29, 1998.
(e)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2000 as filed on April 28, 2000.
(f)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2000 as filed on December 13, 2000.
(g)	Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2001 as filed on April 27, 2001.
(h)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2001 as filed on December 13, 2001.
(i)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended April 30, 2003 as filed on June 16, 2003.
(j)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended July 31, 2003 as filed on September 15, 2003.
(k)	Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2006 as filed on December 15, 2006.
(l)	Filed as an exhibit to Form 8-K as filed on February 12, 2007.
(m)	Filed as an exhibit to Form 20-F for the fiscal year ended January 31, 2007 as filed on May 25, 2007.
(n)	Filed as an exhibit to Form 20-F for the fiscal year ended January 31, 2008 as filed on May 29, 2008
(o)	Filed herewith.
(p)	Filed as an exhibit to Form 6K as filed on July 21, 2008
(q)	Filed as an exhibit to Form 6K as filed on December 1, 2008
(r)	Filed as an exhibit to Form 6K as filed on May 20, 2009
(s)	Filed as an exhibit to Form 20-F for the fiscal year ended January 31, 2009 as filed on May 29, 2009

All Exhibits referred to in (a) through (s) above were filed with previous Securities and Exchange Commission filings of the Company (File No. 0-21968) and are incorporated herein by reference.